Filed pursuant to Rule 424(b)(1)
Registration No. 333-128028

PROSPECTUS

4,800,000 Shares

Ordinary Shares

This is an initial public offering of our ordinary shares in the United States. We are offering 3,840,000 ordinary shares and our shareholders are offering 960,000 ordinary shares to be sold in this offering.

Our ordinary shares are quoted on the Nasdaq National Market and trade on the Tel Aviv Stock Exchange under the symbol "ITRN." The last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on September 27, 2005 was NIS 62.08, or $13.60, per share.

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares, you should read the discussion of material risks of investing in our ordinary shares in "Risk factors" beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$13.000	$62,400,000
Underwriting discounts and commissions	$0.845	$4,056,000
Proceeds, before expenses, to us	$12.155	$46,675,200
Proceeds, before expenses, to the selling shareholders	$12.155	$11,668,800

The underwriters may also purchase up to an additional 720,000 ordinary shares from us and the selling shareholders at the public offering price, less underwriting discounts and commissions payable by us and the selling shareholders to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $4,664,400, and the total proceeds, before expenses, to us will be $53,676,480 and the total proceeds, before expenses, to the selling shareholders will be $13,419,120.

The underwriters are offering the ordinary shares as set forth under "Underwriting." Delivery of the ordinary shares will be made on or about October 3, 2005.

UBS Investment Bank

JP Morgan
William Blair & Company

C.E. Unterberg, Towbin

The date of this prospectus is September 27, 2005

ITURAN

Location and Control Ltd.

Stolen vehicle recovery

System Outline

Control center 24 hour

RFID Products

AMR Products

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. We have not sought the consent of the sources to refer to their reports in this prospectus.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	7
Special note regarding forward-looking statements	21
Price range of our ordinary shares	22
Use of proceeds	23
Dividend policy	24
Capitalization	25
Dilution	26
Selected consolidated financial and other data	27
Management's discussion and analysis of financial condition and results of operations	30
Business	51
Material agreements	76
Management	80
Transactions with related parties	91
Principal and selling shareholders	93
Description of ordinary shares	97
Shares eligible for future sale	102
United States tax considerations	103
Israeli taxation	108
Underwriting	112
Legal matters	115
Experts	115
Enforceability of civil liabilities	116
Where you can find more information	117
Index to financial statements	F-1

Through and including October 24, 2005 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Before you decide to invest in our ordinary shares, you should read the entire prospectus carefully, including, among other matters, the issues we discuss in "Risk factors."

OUR BUSINESS

We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery and tracking services. We also provide wireless communications products used in connection with our location-based services and various other applications, including automatic meter reading and radio frequency identification. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, we have recently commenced installing automatic vehicle location infrastructures in and are currently generating revenues from China and South Korea where, following the completion thereof, we will sell our automatic vehicle location products through third-party operators in such countries.

Our automatic vehicle location products and services enable us to locate and track stolen vehicles, as well as assets and individuals, in real time. Unlike other products and services providing stolen vehicle recovery and tracking, ours provide reliable coverage in dense, urban areas and are relatively unaffected by buildings or other potential obstructions, do not require line-of-sight for accurate tracking, are not dependent on the availability of satellites and are less susceptible to jamming. In addition, as our control centers are connected to the vehicle's anti-theft device, we are able to detect and report unauthorized entry into our subscribers' vehicles, and the effectiveness of our services does not depend on the subscriber reporting the vehicle as stolen. Over the last three years, we achieved an average stolen vehicle recovery time of approximately 20 minutes from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered, and an average recovery rate of approximately 85%, based on the total number of our subscribers' vehicles that were stolen and recovered in the markets in which we operate. We estimate that our market share of stolen vehicle recovery services in Israel is approximately 75%, based on the aggregate number of installed stolen vehicle recovery systems. As of June 30, 2005, we provided our location-based services to approximately 298,000 subscribers worldwide and have achieved 14 consecutive quarters of growth in our subscriber base. Over the last two calendar years, our average quarterly subscriber growth rate in Brazil and Argentina was 14.6% and 28.4%, respectively.

Our wireless communications products address three principal markets: automatic vehicle location, automatic meter reading and radio frequency identification. Our automatic vehicle location products are an integral part of our location-based services and are installed in each subscriber's vehicle. Our automatic meter reading products enable utilities to read water meters remotely, thus reducing the time and labor associated with manual data collection. Our water meter reading products are sold primarily in the United States. Our radio frequency identification products enable high-speed communication between mobile transponders and roadside readers and are used for electronic toll collection, electronic security seals and electronic weigh stations. We currently sell our electronic toll collection devices to the sole toll road operator in Israel and to the transit authority of the State of Minnesota.

We generate our revenues primarily from subscription fees for our location-based services and from the sale of our wireless communications products. In every quarter since 1998, we have achieved sequential growth in revenues from subscription fees. Our revenues and net income have increased from $49.7 million and $0.9 million for the year ended December 31, 2002, to $77.9 million and $11.2 million for the year ended December 31, 2004, representing annualized growth rates of 25.2% and 259.3%, respectively. We believe the increase in our revenues and net income over the last three years was primarily due to our expansion into Brazil and Argentina and the increase in sales of our wireless communications products for applications such as automatic meter reading. Our recent contracts with third-party service providers for the deployment of our automatic vehicle location infrastructure and the subsequent sale of our automatic vehicle location end-units in China and South Korea represent important growth opportunities for the sale of these products. We expect that initially these third-party service providers will provide primarily stolen vehicle recovery services in China and primarily personal tracking in South Korea.

OUR INDUSTRY

Our products and services primarily address the following markets:

Location-based services and automatic vehicle location products.    The market for vehicle security services and products is driven by vehicle theft rates and the increasing demand by insurance companies for solutions that limit their payout for losses. According to a March 2005 report by the Insurance Information Institute, in the United States alone, vehicle thefts accounted for 2% of the premiums paid for private passenger car insurance in 2003, or approximately $3 billion. In order to mitigate these losses, insurance companies in the markets in which we operate often either require their customers to install a security system or offer their customers financial incentives through insurance premium discounts. We currently provide stolen vehicle recovery services throughout Israel, in São Paulo, Brazil and its immediate vicinity, in Buenos Aires, Argentina and its immediate vicinity and in Miami, Florida in the United States.

Automatic meter reading.    Demand for automatic meter reading systems in the United States is driven by the replacement cycle for existing water meters, an increase in the number of consumers as a result of increased levels of housing starts since 2001 and the need for utilities to improve billing accuracy, reduce costs and increase reliability. We sell our automatic meter reading products exclusively to Arad Technologies, Ltd. that incorporates our products into a water meter that it markets and distributes to utilities in the United States through its wholly-owned subsidiary, Master Meter, Inc.

Radio frequency identification.    Our radio frequency identification systems are primarily focused on electronic toll collection applications in an effort to reduce waiting time and related labor costs at toll plazas by enabling payment transactions to be performed at near-highway cruising speeds. Approximately 25 states in the United States have passed legislation allowing for some form of private toll roads, which we believe will increase demand for our radio frequency identification products. In addition, recent efforts to enhance national security and border control in the United States have increased the demand for security systems incorporating radio frequency identification products from federal and state governmental agencies, such as the United States Department of Homeland Security and the United States Customs and Border Protection Agency. We currently sell our radio frequency identification devices in Israel and the United States. Specifically, we currently sell our electronic toll collection devices to Derech Eretz Highways (1997) Ltd., the sole toll road operator in Israel, and to the transit authority of the State of Minnesota, and we sell our electronic weigh station devices to ACS-SLS, Inc., a subsidiary of Affiliated Computer Services, Inc., and to Norpass, Inc., a provider of mainline screening systems at weigh stations.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Superior technology.    Our automatic vehicle location products, stolen vehicle services and value-added services are based on terrestrial network triangulation, which enables accurate tracking even in dense urban areas and underground locations. Our automatic meter reading devices are integrated directly into the water meter and enable the remote reading of water meters from a range of up to 1,000 feet. Our radio frequency identification products, specifically our electronic toll collection devices, enable the reading device to process signals even when the vehicle is traveling at speeds of 120 miles per hour.

Comprehensive solution.    We offer a comprehensive turn-key location-based solution consisting of our automatic vehicle location infrastructure and automatic vehicle location end-units.

Strong relationships with insurance companies.    We have established relationships with both global and local insurance companies, including AIG, Generali, HSBC, Mapfre, Porto Seguro and La Caja, that drive demand for our stolen vehicle recovery services and our automatic vehicle location products and allow us to operate with lower sales and marketing expenses than we would otherwise incur.

Established subscriber base with generally predictable subscriber fees.    We have an established and growing global customer base of approximately 298,000 subscribers as of June 30, 2005, and in 2004 and the first six months of 2005, approximately 46.9% and 47.1%, respectively, of our revenues were attributable to our location-based services.

Leverageable subscription model.    Our location-based services business model generally allows us, once we incur the initial cost involved in deploying the infrastructure in a region, to increase the number of our subscribers without a commensurate increase in additional direct costs.

Proven track record.    We have over 10 years of experience in providing stolen vehicle recovery services and over the last three years our stolen vehicle recovery rates have averaged approximately 85% and our average vehicle recovery time, from the time an unauthorized entry is confirmed or reported, has averaged approximately 20 minutes.

OUR STRATEGY

In order to enhance our position as a leading provider of location-based services and wireless communications products, we intend to continue to:

increase penetration of our location-based services in our existing geographical markets and expand into additional regions in Latin America;

provide our turn-key location-based solution consisting of our automatic vehicle location infrastructure and end-units to third-party service providers in Asia, which we expect will initially be used to provide primarily stolen vehicle recovery services in China and primarily personal tracking services in South Korea;

expand our penetration of the market for electronic toll collection, electronic security seals and electronic weigh stations into North America;

expand the applications of our automatic meter reading products to include electricity and gas utilities;

provide new value-added services for our subscribers; and

acquire complementary businesses and technologies.

OUR CORPORATE INFORMATION

Our legal commercial name is Ituran Location and Control Ltd. We were established in Israel in February 1994 by Tadiran Ltd., an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems. In July 1995, we were sold by Tadiran to Moked Ituran Ltd. In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel Aviv Stock Exchange.

Our principal executive offices are located at 3 Hashikma Street, Azour, Israel 58001 and our telephone number is (011) 972-3-557-1333. Our website is www.ituran.com. The information contained in our website and the website of our subsidiaries, www.ituranusa.com, www.ituran.com.br, www.ituran.com.ar and www.telematics-wireless.com, and any information that can be accessed through such websites is not a part of this prospectus and is not incorporated herein by reference.

The Offering

Ordinary shares we are offering

3,840,000 shares

Ordinary shares offered by the selling shareholders

960,000 shares

Ordinary shares to be outstanding after this offering

22,642,050 shares

Use of proceeds

We intend to use the net proceeds of this offering for working capital to support the growth of our business in existing and new markets and for the funding of potential acquisitions and investments in complementary businesses, technologies or products (although we do not currently have agreements or undertakings regarding any acquisition or investment).

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Risk factors

See "Risk factors" beginning on page 7 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Tel Aviv Stock Exchange symbol and proposed Nasdaq National Market symbol

ITRN

The number of ordinary shares outstanding after this offering is based on 18,802,050 ordinary shares outstanding as of the date of this prospectus. This number of 18,802,050 ordinary shares excludes 384,048 ordinary shares reserved for issuance upon the exercise of options, 33,333 ordinary shares reserved for issuance upon exercise of a warrant, 8,406 ordinary shares reserved for issuance upon conversion of an outstanding capital note, and includes 20,736 ordinary shares held by our subsidiary, Telematics Wireless Ltd.

Unless otherwise indicated, all information in this prospectus assumes:

that the underwriters' option to purchase up to an additional 720,000 ordinary shares from us and from the selling shareholders is not exercised;

with respect to all amounts represented in dollars that were incurred in NIS (other than those included in the financial statements), that the exchange rate is $1.00 = NIS 4.574, the exchange rate on June 30, 2005;

an increase of the authorized share capital of our company that was effected on September 15, 2005; and

a three-for-one share split of our ordinary shares that was effected on September 22, 2005.

All references to "dollars" or "$" in this prospectus refer to US dollars and all references to "NIS" refer to New Israel Shekels.

Summary Consolidated Financial and Other Data

The following table is a summary of our historical consolidated financial and other data. The following summary historical consolidated financial data is derived from our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. You should read it in conjunction with our historical financial information and other information provided in this prospectus including, "Selected consolidated financial and other data", "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
Consolidated statements of operations data:	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands, except earnings per share data)
Revenues:
Location-based services	$24,053	$32,088	$36,549	$17,857	$20,565
Wireless communications products	17,782	23,527	33,461	14,432	20,958
Other	7,856	8,456	7,916	3,790	2,162
Total revenues	49,691	64,071	77,926	36,079	43,685

Cost of revenues:
Location-based services	12,159	12,258	12,944	6,366	7,620
Wireless communications products	12,928	19,071	23,224	9,596	14,459
Other	5,746	6,119	5,720	2,663	1,573
Total cost of revenues	30,833	37,448	41,888	18,625	23,652
Gross profit	18,858	26,623	36,038	17,454	20,033

Operating expenses:
Research and development expenses	1,717	1,692	2,020	979	1,600
Selling and marketing expenses	2,365	2,888	4,074	2,128	2,206
General and administrative expenses	9,757	11,443	11,693	5,488	6,823
Other expenses (income), net	740	314	(12)	(11)	(5)
Total operating expenses	14,579	16,337	17,775	8,584	10,624
Operating income	4,279	10,286	18,263	8,870	9,409
Financing expenses, net	6,039	616	2,059	1,391	41
Other non-operating expenses, net	528	—	—	—	—
Income (loss) before taxes on income	(2,288)	9,670	16,204	7,479	9,368
Taxes on income	2,955	(3,417)	(4,423)	(2,420)	(2,133)
Income after taxes on income	667	6,253	11,781	5,059	7,235
Share in losses of affiliated companies, net	(529)	(235)	(324)	(167)	(88)
Minority interests in (income) loss of subsidiaries	731	(173)	(238)	(15)	(62)
Net income for the period	$869	$5,845	$11,219	$4,877	$7,085

Earning per share(1):
Basic	$0.05	$0.32	$0.60	$0.26	$0.38
Diluted	$0.05	$0.31	$0.58	$0.25	$0.36

Weighted average number of shares outstanding(1):
Basic	17,634	18,273	18,585	18,577	18,614
Diluted	18,264	19,086	19,192	19,188	19,140

(1)

Earnings per share and weighted average number of shares outstanding were adjusted to reflect the three-for-one share split of our ordinary shares that was effected on September 22, 2005.

The as adjusted information in the following balance sheet data table gives effect to the sale of 3,840,000 ordinary shares in this offering at an offering price of $13.00 per share and the receipt by us of $44.7 million in estimated net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses.

	As of June 30, 2005
Consolidated balance sheet data:	Actual	As adjusted
	(Unaudited)
	(In thousands)
Cash and cash equivalents	$4,815	$49,490
Working capital	3,373	48,048
Total assets	63,051	107,726
Total liabilities	43,910	43,910
Accumulated deficit	(3,243)	(3,243)
Shareholders' equity	19,141	63,816

	As of December 31,			As of June 30,
Other data:	2002	2003	2004	2005
	(Unaudited)
Subscribers of our location-based services(1)	178,000	210,000	262,000	298,000
Average monthly churn rate	1.0%	1.4%	1.5%	1.6%

(1)

Number of subscribers is approximate.

Risk factors

You should carefully consider the risks described below, in addition to the other information set forth elsewhere in this prospectus, before deciding to invest in our ordinary shares. Such material risks could adversely impact our results of operations, possibly causing the trading price of our ordinary shares to decline, and you could lose all or part of your investment. The risks described below are not the only risks we face. Our business, results of operations and financial condition could also be adversely affected by additional risks and uncertainties that are not presently known to us or that we currently consider immaterial.

RISKS RELATED TO OUR BUSINESS

Failure to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

Revenues from our stolen vehicle recovery services, which we refer to as SVR services, and automatic vehicle location products, which we refer to as AVL products, are primarily dependent on our relationships with insurance companies. In Israel, insurance companies drive demand for our SVR services and AVL products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In Brazil and Argentina, insurance companies, such as Porto Seguro in Brazil and La Caja in Argentina, enter into written agreements to subscribe to our services and purchase or lease our products directly. For example, we provide our SVR services to vehicles insured by Porto Seguro pursuant to an agreement that requires Porto Seguro to pay us an annual service fee and a fee for each vehicle we recover. We do not have similar agreements with insurance companies in Israel and instead we rely on informal arrangements with these insurance companies to drive demand for our products and services. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

Changes in practices of insurance companies in the markets in which we provide our SVR services and sell our AVL products could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our AVL products. In Israel, insurance companies either mandate the use of SVR services and AVL products, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium- and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Brazil and Argentina, insurance companies purchase or lease our AVL products directly and subsequently require their customers to subscribe to our SVR services.

Therefore, we rely on insurance companies' continued practice of:

accepting vehicle location and recovery technology as a preferred security product;

requiring or providing a premium discount for using location and recovery services and products;

mandating or encouraging use of our SVR services and AVL products, or similar services and products, for vehicles with the same or similar threshold values and for the same or similar required duration of use; and

with respect to insurance companies in Brazil and Argentina, deciding to purchase or lease SVR services and AVL products from us directly.

If any of these policies or practices change, revenues from sales of our SVR services and AVL products could decline, which could adversely affect our revenues and growth potential.

A reduction in vehicle theft rates may adversely impact demand for our SVR services and AVL products.

Demand for our SVR services and AVL products depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various reasons, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or

Risk factors

political conditions in markets that have high theft rates. If vehicle theft rates in any or all of our existing markets decline or stabilize, or if insurance companies or our other customers believe that vehicle theft rates have declined or stabilized or are expected to decline or stabilize, demand for our SVR services and AVL products may decline.

A decline in sales of new medium- and high-end cars and commercial vehicles in the markets in which we operate could result in reduced demand for our SVR services and AVL products.

Our SVR services and AVL products are primarily used to protect medium- and high-end cars and commercial vehicles and are often installed before or immediately after their initial sale. Consequently, a reduction in sales of new medium- and high-end vehicles could reduce our addressable market for SVR services and AVL products. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. According to a survey conducted by the United Nations, total recorded vehicle theft declined by 1% to approximately 3.1 million vehicles between 2001 and 2002 amongst the 50 nations that participated in the survey. According to Ward's Communications, total sales of passenger vehicles in North and South America declined by 5.6% to 10.3 million between 2002 and 2003. A decline in sales of new medium- and high-end vehicles in the markets in which we provide our SVR services or sell our AVL products could result in reduced demand for such services and products.

In the event that we are not successful in penetrating the Chinese and South Korean markets, as a result of contractual or governmental constraints, or if our relevant counterparties are not able or willing to effectively market location-based services in China or South Korea, we will not be able to implement a substantial portion of our current growth strategy.

We recently entered into material agreements for the sale of our AVL infrastructure and end-units in China and South Korea. See "Material agreements." Our current growth strategy depends, in large part, on our ability to maximize our opportunities pursuant to such agreements. Performance under such agreements is subject to various contractual and governmental constraints, including the receipt of various licenses and permits required for the establishment of our AVL infrastructure and specialized approvals, such as the Telecommunication Equipment Network Access Type Approval in China and the Business License and Spectrum License in South Korea, some of which are difficult to obtain or require a substantial time investment. In addition, our ability to sell our products in the relevant markets is dependent upon the local operators' ability to effectively provide location-based services based on our AVL infrastructure or market our end-units in China and South Korea. Their failure to provide any such services or market our products effectively, or such operators' failure to obtain any necessary governmental licenses, would preclude us from being able to optimize our growth in China and South Korea.

There is significant competition in the markets in which we offer our services and products and our results of operations could be adversely affected if we fail to compete successfully.

The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the location-based services market and the related AVL products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS, satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for such subscribers. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the location-based services market. Our AVL products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our AVL products, including LoJack Corporation in the United States.

Risk factors

Over 90% of the automatic meter reading market, which we refer to as the AMR market, exists in the United States, where we compete with a number of established companies with greater financial resources. The radio frequency identification market, which we refer to as the RFID market, in the United States is characterized by a small number of established and accepted providers, including Mark IV, the provider of the E-ZPass solution, many of which have greater experience and name recognition in this market than we do. Many of our current and potential competitors in all of the markets in which we operate have significantly greater name recognition, larger customer base and greater financial, technical, manufacturing, marketing and other resources than we do. If our competitors succeed in marketing products more effectively than we do, our results of operations could be adversely affected.

The development of new or improved competitive products, systems or technologies that compete with our wireless communications products may render our products less competitive or obsolete, which could cause a decline in our revenues and profitability.

We are engaged in businesses characterized by rapid technological change and frequent new product developments and enhancements. The number of companies developing and marketing new wireless communications products has expanded considerably in recent years. The development of new or improved products, systems or technologies that compete with our wireless communications products may render our products less competitive and we may not be able to enhance our technology in a timely manner. For example, in the AVL industry, new location technologies are being developed for cellular networks, both handset-based and network-based, that may prove to be a competitive alternative to our services and products due to improvements in the reliability and breadth of cellular networks. In the RFID industry, we expect new products to be developed if certain new roadside-to-vehicle standards are adopted in the United States, such as ASTM-DSRC, and new short-range communications technologies utilizing Ultra-Wideband. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could cause a decline in our revenues and profitability.

The inability of local law enforcement agencies to timely and effectively recover the stolen vehicles we locate could negatively impact customers' perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

Our AVL products identify the location of vehicles in which our products are installed. Following a notification of an unauthorized entry, or if we receive notification of the vehicle's theft from a subscriber, we notify the relevant law enforcement agency of the location of the subscriber's vehicle and generally rely on local law enforcement or governmental agencies to recover the stolen vehicle. We cannot control nor predict the response time of the relevant local law enforcement or other governmental agencies responsible for recovering stolen vehicles, nor that the stolen vehicles, once located, will be recovered at all. Over the past three years, an annual average of approximately 15% of stolen vehicles in which our AVL products were installed were not recovered and the average stolen vehicle recovery time in the markets in which we operate was 20 minutes from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered. Over the past three years, the average response time of the relevant law enforcement agencies in the markets in which we provide SVR services was approximately 20 minutes. To the extent that the relevant agencies do not effectively and timely respond to our calls and recover stolen vehicles, our recovery rates would likely diminish, which may, in turn, negatively impact customers' perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

The ability to detect, deactivate, disable or otherwise inhibit the effectiveness of our AVL products could adversely affect demand for such products and our revenues.

The effectiveness of our AVL products is dependent, in part, on the inability of unauthorized persons to deactivate or otherwise alter the functioning of our AVL products or the vehicle anti-theft devices that work in conjunction with our AVL products. As sales of our AVL products increase, criminals in the markets in which we operate may become increasingly aware of our AVL products and may develop methods or technologies to detect, deactivate or disable our tracking devices or the vehicle anti-theft devices that work in conjunction with

Risk factors

our AVL products. Over the past three years, an annual average of approximately 15% of stolen vehicles in which our AVL products were installed were not recovered and some of these vehicles were likely not recovered due to the deactivation or other disablement of our AVL end-unit. We believe that, as is the case with any product intended to prevent vehicle theft, over time, there may be an increased ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our AVL products, although it is difficult to verify this fact. An increase in the ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our AVL products could adversely affect demand for our products and our revenues.

We rely on some intellectual property that we license from a third party, the loss of which could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues.

We license from Teletrac, Inc. some of the technology that we need in order to provide our SVR services and market and sell some of our AVL products. In the event that such licenses were to be terminated, or if such licenses were rendered unenforceable or invalid, we would not be able to license similar technology from other parties, which would require us, at a minimum, to obtain rights to a different technology and reconfigure our AVL products accordingly. Our license agreements with Teletrac are perpetual in term unless terminated by mutual agreement or for breach, including bankruptcy, dissolution or insolvency. As a result, our failure to maintain our intellectual property licenses from Teletrac could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues.

We depend on proprietary technology and our failure to protect and enforce our intellectual property rights or our need to defend against infringement claims could result in a significant increase in costs and decline in revenues.

Our business is dependent on the uninterrupted use of proprietary technology, both owned and licensed, from third parties. If we fail to protect, enforce and maintain our intellectual property rights, we may not be able to compete and our business and operating results could be negatively impacted. We seek to protect our intellectual property rights through a combination of patents, trademarks, copyrights, trade secret laws, know-how, confidentiality procedures and licensing arrangements. Even with the intellectual property protection currently in place, we may not be able to protect our technology from misappropriation or infringement and we may lose, or the relevant owners may restrict or lose, our current rights of use of the technology that we license from such owners. Any of our existing intellectual property rights may be invalidated, circumvented, challenged or rendered unenforceable. In addition, the laws of some countries in which we operate or plan to operate, such as China, for example, may not protect intellectual property rights to the same extent as the laws of Israel or the United States, increasing the possibility of piracy of our technology and products. It may be necessary for us to litigate in order to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others, which litigation can be time consuming, distracting to management, expensive and difficult to predict.

It is possible that we have or will inadvertently violate the intellectual property rights of other parties and those other parties may choose to assert infringement claims against us. If a court were to determine that our technology infringes on third parties' intellectual property, in addition to exposure to substantial damages, we could be required to expend considerable resources to modify our products, to develop non-infringing technology or to obtain licenses to permit our continued use of the technology that is the subject matter of the litigation.

Our failure to protect and enforce our intellectual property rights, or our need to defend against claims of infringement of intellectual property rights of others or the loss of any such claims, could result in a significant increase in costs and decline in revenues.

Risk factors

Our ability to sell our services and products depends upon the prior receipt and maintenance of various governmental licenses and approvals and our failure to obtain or maintain such licenses and approvals, or third-party use of the same licenses and frequencies, could result in a disruption or curtailment of our operations, a significant increase in costs and a decline in revenues.

We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, our AVL products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we will be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our AVL infrastructure is deployed and our AVL end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a "joint" license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a "secondary" license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and approvals, or third-party use of the same licenses or frequencies, could result in a significant increase in costs and decline in revenues.

Our SVR services business model is based on the existence of certain conditions, the loss or lack of which in existing or potential markets could adversely affect our revenues generated in existing markets or our growth potential.

Our SVR services business model and, consequently, our ability to provide our SVR services and sell our AVL products, relies on our ability to successfully identify markets in which:

the rate of car theft or consumer concern over vehicle safety is high;

satisfactory radio frequencies are available to us that allow us to operate our business in an uninterrupted manner; and

insurance companies or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

The absence of such conditions, our inability to locate markets in which such conditions exist or the loss of any one of the above conditions in markets we currently serve could adversely affect our revenues generated in existing markets or our growth potential.

Some of our agreements restrict our ability to expand into new markets for our SVR services and our AMR products, which could adversely affect our growth potential.

We have entered into the following agreements that include restrictions on our ability to sell certain of our services and products:

We have granted Korean Location Information and Communications Company Ltd., a South Korean company, a right of first refusal to provide location-based services, based on AVL infrastructure and end-units supplied by us, in the far east and south-east Asia, including Japan, but excluding China, Hong Kong, Macao and Taiwan.

We have granted Golden Net Communication Technology Ltd., a Chinese company, the exclusive rights to provide SVR services, based on an AVL infrastructure and AVL end-units supplied by us, in China, Hong Kong, Macao and Taiwan. In addition, once we receive $150 million in revenues from sales of our AVL products to Golden Net, we are obligated to transfer title and ownership to all of our intellectual property rights, including know-how, patents and source code, relating to our AVL system to Golden Net for its use in China, Hong Kong, Macao and Taiwan.

Risk factors

We have granted Arad Technologies Ltd. the exclusive right (subject to certain limited exceptions) to purchase our AMR products. As a result, we are not permitted to independently market our AMR products to any entity other than Arad Technologies. Furthermore, Arad Technologies currently uses our AMR products only with respect to water meter products and applications and not in the gas and electricity meter markets, which we believe to be potential new markets for our AMR products.

These agreements restrict our ability to expand our business and operations in certain markets, which could adversely affect our growth potential.

We rely on a single customer for the sale of our AMR products and the loss of such customer or such customer's failure to effectively market and sell our AMR products could have an adverse effect on our revenues and growth potential.

Currently, we sell our AMR products exclusively to Arad Technologies who incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter, Inc. Therefore, the volume of our existing AMR products sales is wholly dependent upon Arad Technologies' demand for our products, which demand may not match or exceed historical levels. Any factors that adversely impact the operations of Arad Technologies, or result in our loss of its business, could adversely impact our AMR business. For example, Arad Technologies exclusively sells our AMR products to customers in the utility industry where sales cycles are often long and unpredictable. Furthermore, because we sell our AMR products exclusively to Arad Technologies, we rely on Arad Technologies for the effective marketing and sale of our AMR products to end-users. The failure of Arad Technologies to maintain or increase current demand for its products that incorporate our AMR products could have an adverse effect on our revenues and growth potential.

The loss of key personnel could adversely affect our business and prospects for growth.

Our success depends upon the efforts and abilities of key management personnel, including our Chairman of the Board of Directors, our Co-Chief Executive Officers and the President and Chief Executive Officer of our subsidiary, Telematics Wireless Ltd. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

We rely on third parties to manufacture our wireless communications products, which could affect our ability to provide such products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We outsource the manufacturing of most of our wireless communications products to third parties. Furthermore, we use one manufacturer for production of a significant portion of our wireless communications products and we do not maintain significant levels of inventories to support us in the event of an unexpected interruption in its manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our wireless communications products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We depend on the use of specialized quality assurance testing equipment for the production of our wireless communications products, the loss or unavailability of which could adversely affect our results of operations.

We and our third-party manufacturers use specialized quality assurance testing equipment in the production of our products. The replacement of any such equipment as a result of its failure or loss could result in a disruption of our production process or an increase in costs, which could adversely affect our results of operations.

Risk factors

The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

There are no established industry standards in all of the businesses in which we sell our wireless communications products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our wireless communications products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

Expansion of our operations to new markets involves risks and our failure to manage such risks may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

Our recently-signed contracts with third-party providers for the establishment of AVL systems in China and South Korea represent important growth opportunities for the sale of our AVL infrastructure and AVL end-units. The expansion into these new markets involves challenges and risks, including tariffs, trade restrictions and foreign import export regulations as well as weak intellectual property law protection in China, and restrictive regulatory schemes or local customs in South Korea. We are also subject to fluctuations in exchange rates in both of these markets.

In addition, although we do not have current plans to expand our operations to new countries, we anticipate future growth to be attributable to our business activities in new markets, particularly in developing countries, where we may encounter additional risks and challenges, such as longer payment cycles, potentially adverse tax consequences, potential difficulties in collecting receivables and potential difficulties in enforcing agreements or other rights in foreign legal systems. The challenges and risks of entering a new market, and in particular the risks associated with us commencing operations in China and South Korea, may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

Specifically, with regard to our operations in China, China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a substantial portion of the productive assets in China is still owned by the Chinese government. Additionally, our partner in China has informed us that the Chinese government may hold a direct or indirect interest in the local operating companies established by our Chinese partner and that it has a controlling interest in the operating company in Shanghai, Shanghai Golden Net Location & Measurement Co. Ltd., the only local operating company currently in existence in China. As of the date of this prospectus, we do not know what the scope of such interest will be or what control or influence the Chinese government will exercise over the other operating companies that will be formed. Any such exercise or control may adversely impact the business activities of these operating companies, and thus adversely impact our growth potential and revenues derived pursuant to our contractual arrangements with our Chinese partners. In addition, a change in policies by the Chinese government could adversely affect the operations of our Chinese partner, by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises, which may adversely impact our growth potential and revenues derived pursuant to our contractual arrangements with our Chinese partners. Although the Chinese government has been pursuing economic reform policies for nearly two decades, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

Risk factors

Part of our fleet management business relies on GPS-based technology owned and controlled by others, the loss, impairment or increased expense of which could negatively impact our immediate and future revenues from, or growth of, our fleet management services and adversely affect our results of operations.

Part of our fleet management business relies on signals from GPS satellites built and maintained by third parties. If GPS satellites become unavailable to us, or if the costs associated with using GPS technology increase such that it is no longer feasible or cost-effective for us to use such technology, we will not be able to adequately provide our fleet management services. In addition, if one or more GPS satellites malfunction, there could be a substantial delay before such satellites are repaired or replaced, if at all. The occurrence of any of the foregoing events could negatively impact our immediate and future revenues from, or growth of, our fleet management services and adversely affect our results of operations.

Due to the already high penetration of SVR services and AVL products in Israel and moderate overall growth of the addressable market in Israel, our prospects for growth in such market may be limited.

Our AVL products are primarily installed in medium- and high-end cars and commercial vehicles. Therefore, our ability to increase demand for our SVR services and revenues from sales of our AVL products is limited by the number of potential vehicles in which our products can be installed in each relevant market. We currently estimate that our AVL products are installed in a significant portion of the medium- and high-end cars and commercial vehicles in Israel. We anticipate that revenues from sales of our SVR services and AVL products in Israel will not increase significantly due to the already high penetration of SVR services and AVL products in Israel and moderate overall growth of the addressable market in Israel, which could adversely affect our prospects for growth in such markets.

We may not be able to offset the loss of revenues from the decline in our cellular services, which would adversely affect our results of operations when compared to results of operations of prior periods.

We derived 15.8%, 13.2%, 10.2%, 10.5% and 4.9% of our total revenues in 2002, 2003, 2004 and the first six months of 2004 and 2005, respectively, from the provision of our cellular services. Our revenues from such services have declined significantly due to the expiration and non-renewal of our agreement with Partner Communications Co., Ltd. as of March 31, 2005, which agreement was the source of a significant portion of our revenues for this business. If we are unable to substitute these revenues, in whole or in part, with increasing revenues from our existing business segments, our results of operations will decline when compared to our results of operations for prior periods.

Some of our employees are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

Some of our employees are members of labor unions. If a labor dispute were to develop between us and our unionized employees, such employees could go on strike and we could suffer work stoppage for a significant period of time. For example, in June 2000, we experienced a labor dispute in Israel that resulted in work stoppage lasting one month. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which arbitration can be time consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

We are subject to litigation that could result in significant costs to us, a reduction in the price of our ordinary shares or dilution of our shareholders' ownership percentage.

We are a party to a litigation between us and Leonardo L.P. (and certain of its related parties) arising from a financial transaction concluded in February 2000. Pursuant to such transaction, Leonardo invested $12 million in our company in return for notes that were convertible into our ordinary shares. We believe that the terms of the transaction dictated that the notes could be converted into a maximum of 2,250,000 of our ordinary shares

Risk factors

and that upon conversion of the notes, the notes would be fully discharged and we would have no further obligation to the holders of the notes. Through the maturity date of the notes, March 3, 2003, Leonardo exercised its right to convert the notes into 2,241,594 of our ordinary shares. Immediately following the maturity date of the notes, however, Leonardo sent us a demand to repay in cash the balance of the notes plus accrued interest which had not been previously converted into our ordinary shares, which, according to Leonardo, was approximately $6.2 million. We subsequently commenced this litigation to obtain a judicial determination of the proper disposition of the Leonardo notes and to obtain a declaration that our sole remaining obligation under the notes was to issue 8,406 of our ordinary shares. After engaging in the early stages of pleading the case before a district court in Israel and the process of undertaking discovery, the parties have entered into, at the court's suggestion, a non-binding mediation process. In its pleadings, Leonardo is seeking alternative remedies and relief, including, among others, (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court's decision, plus interest or expenses. Although there can be no assurances as to the final outcome of this litigation or the mediation process, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted on the notes, is approximately $5.9 million plus interest and expenses. While we cannot predict the outcome of this litigation or the mediation process at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders' ownership percentage. See also "Business—Legal proceedings."

Consistent with the presentation throughout this prospectus, all share numbers reported in this discussion were adjusted to reflect the three-for-one share split of our ordinary shares that was effected on September 22, 2005.

We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 96 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in São Paulo, Brazil, Buenos Aires, Argentina and Miami, Florida. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities. For example, in Israel, the erection of our base sites requires installation and operating permits from the Ministry of the Environment, certain permits from the Civil Aviation Authority, permits from the Israeli Defense Forces and approval from Israel's Land Administration.

Currently most of our base sites in Israel and Brazil operate without local building permits or the equivalent. Although relevant authorities in Israel and Brazil have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli authorities have recently begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites. Should these enforcement measures be imposed upon us in Israel or should the relevant authorities in Brazil similarly begin enforcing permit requirements, or impose penalties on us for non-compliance with such permit requirements, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected.

Risk factors

Currency fluctuations may result in valuation adjustments in our assets and liabilities and could cause our results of operations to decline.

The valuation of our assets and liabilities and our revenues received and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since 2000, hostilities have increased in intensity and regional political uncertainty has also increased. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. For example, due to the obligation of every male Israeli citizen to serve in the military up to 30 days per year, which extends until middle age, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time.

Israel has experienced in recent years, unionized general strikes in connection with the legislation of new economic reforms. A prolonged general strike in Israel would affect our ability provide our wireless communications products that are manufactured in Israel and would negatively impact our operations. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse affect on our ability to grow our business and our results of operations.

We receive tax benefits that may be reduced or eliminated in the future, which reduction or elimination could result in us paying increased taxes thereby adversely affecting our results of operations.

Some of our operations in Israel have been granted "approved enterprise" status by the Investment Center in the Israeli Ministry of Industry and Trade that resulted in us being eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. The availability of these tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, compliance with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and compliance with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. The tax benefits that our current "approved enterprise" program receives may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, which could adversely affect our results of operations. See "Israeli taxation."

Under Israeli law, we are considered a "monopoly" and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that we have abused our position in the

Risk factors

market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. Restraints on our operations as a result of being considered a "monopoly" in Israel could adversely affect our ability to grow our business in Israel.

It may be difficult and costly to enforce a judgment issued against us in the United States, our executive officers and directors, the selling shareholders and the Israeli experts named in this prospectus, or to assert United States securities laws claims in Israel or serve process on our officers and directors and these experts.

Our company is incorporated and headquartered in Israel. As a result, our executive officers and directors, the selling shareholders and the Israeli experts named in this prospectus are non-residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, service of process upon any of these officers, directors, shareholders or experts may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment issued against us in the United States against us or any of such persons in both United States courts and other courts abroad.

Additionally, there is doubt as to the enforceability of civil liabilities under United States federal securities laws in actions originally instituted in Israel or in actions for the enforcement of a judgment obtained in the United States on the basis of civil liabilities in Israel. See "Enforceability of civil liabilities" for additional information about the difficulty in enforcing a judgment under United States securities laws in Israel.

Provisions of Israeli corporate and tax law may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions. In the future, we may amend our articles of association to include certain additional provisions that may be required by the Ministry of Communications limiting the voting power that could be acquired, absent Ministry of Communications approval, by any person other than our founding shareholders. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See "Management—Approval of related party transactions under Israeli law" and "Israeli taxation" for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

Your rights and responsibilities as a shareholder will be governed by Israeli law and may differ in some respects from the rights and responsibilities of shareholders under United States law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical US-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness (which is not defined under Israeli law) toward the company. Israeli corporate law has undergone extensive revisions in the recent years and, as a result, there is

Risk factors

little case law available to assist in understanding the implications of these provisions that govern shareholders' actions, which may be interpreted to impose additional obligations on holders of our ordinary shares that are typically not imposed on shareholders of US-based corporations.

RISKS RELATED TO THIS OFFERING

We will have broad discretion in how to use the proceeds from this offering and we may apply the proceeds for uses with which you do not agree.

We intend to use the net proceeds from the offering for general corporate purposes, including for working capital to support the growth of our business in existing and new markets, and for funding of potential acquisitions and investments in complementary business, technologies or products (although we do not currently have agreements or undertakings regarding any acquisition or investment). As a result, there is no specific allocation for the use of the net proceeds of the offering and our management retains the right to use the proceeds as it determines appropriate. Our ability to use broad discretion with the proceeds from this offering may result in our shareholders disagreeing with our business practices and being generally dissatisfied with their investment.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, either on the Tel Aviv Stock Exchange or the Nasdaq National Market, the market price of our ordinary shares may decline. We and the beneficial owners of 9,616,095 of our ordinary shares (such shares representing holdings immediately prior to the consummation of this offering) have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered by this prospectus, for a period of at least 180 days following the date of this prospectus. The ordinary shares we and the selling shareholders are offering for sale in this offering will be freely tradable immediately following this offering. Sales by us or our shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could reduce the market price of our ordinary shares.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

the gain or loss of significant orders or customers;

recruitment or departure of key personnel;

the announcement of new products or service enhancements by us or our competitors;

quarterly variations in our or our competitors' results of operations;

announcements related to litigation;

changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

developments in our industry; and

general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

Risk factors

A significant portion of our ordinary shares are held by a small number of existing shareholders and you may not agree with some or all of the decisions taken by such shareholders.

Our directors and officers, some of whom are also selling shareholders in this offering, in the aggregate, currently beneficially own or control approximately 48.8% of our outstanding ordinary shares and will continue to beneficially own or control approximately 36.7% of our outstanding ordinary shares following the completion of this offering, or 35.1% if the underwriters exercise their over-allotment option in full. Other than pursuant to lock-up agreements executed in connection with this transaction and applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. You may not agree with some or all of the decisions taken by such shareholders. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

US investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are US Holders. See "United States tax considerations" for more information about which shareholders may qualify as US Holders. If we were classified as a PFIC, a US Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as "excess distributions." Under such rules, the excess distribution and any gain would be allocated ratably over the US Holder's holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. US shareholders should consult with their own US tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see "United States tax considerations—Passive foreign investment company considerations."

Our ordinary shares will be traded on more than one market and this may result in price variations.

We intend to trade our ordinary shares on the Nasdaq National Market upon completion of this offering and our shares are currently traded on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets will take place in different currencies (dollars on the Nasdaq National Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risk factors

Securities we issue to fund our operations or in connection with acquisitions could dilute your ownership or impact the value of your ordinary shares.

We may decide to raise additional funds through a public or private debt or equity financing to fund our operations or finance acquisitions. If we issue additional equity securities, the percentage of ownership of our shareholders will be reduced and the new equity securities may have rights superior to those of our ordinary shares, which may, in turn, adversely affect the value of our ordinary shares.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

expectations as to the development of our products and technology and the timing of enhancements to our products;

statements as to expected increases in sales, results of operations and certain expenses, including selling and marketing expenses;

expectations as to the market opportunities for our products as well as our ability to take advantage of those opportunities;

statements as to the expected use of proceeds from this offering;

expectations as to growth of our location-based services and wireless communications products segments;

expectations as to the development of our marketing and sales relationships and, in particular, our relationships with insurance companies;

expectations as to the revenues that will be derived from our agreements with regard to the development and construction of AVL infrastructures and sale of end-units in China and South Korea;

statements as to the expected outcome of legal proceedings in which we are involved, such as the Leonardo litigation;

estimates of the impact of changes in currency exchange rates on our results of operations; and

statements as to our expected treatment under Israeli and United States federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms "believe", "expect", "plan", "intend", "estimate", "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under United States federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Price range of our ordinary shares

Our ordinary shares have been trading on the Tel Aviv Stock Exchange under the symbol "ITRN" since May 1998. No trading market currently exists for our ordinary shares in the United States. However, we have applied for the listing of our ordinary shares on the Nasdaq National Market under the symbol "ITRN."

The following table sets forth for the periods indicated the reported high and low sales prices of our ordinary shares on the Tel Aviv Stock Exchange. Dollar per ordinary share amounts are calculated using the applicable rate of exchange on the date to which the high or low market price is applicable.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2005 (through September 27, 2005)	62.70	40.97	13.64	9.32
2004	41.57	25.42	9.78	5.60
2003	26.37	8.23	6.07	1.69
2002	13.90	7.50	3.10	1.54
2001	19.67	7.53	4.78	1.78
2000	76.00	16.80	18.83	4.16

Quarterly:
Third Quarter 2005 (through September 27, 2005)	62.70	43.07	13.64	9.66
Second Quarter 2005	52.30	43.07	11.96	9.66
First Quarter 2005	52.47	40.97	12.14	9.32
Fourth Quarter 2004	41.30	29.77	9.47	6.67
Third Quarter 2004	31.72	25.42	7.10	5.60
Second Quarter 2004	32.10	28.13	7.09	6.12
First Quarter 2004	31.20	25.70	6.97	5.76
Fourth Quarter 2003	26.37	18.67	6.07	4.21
Third Quarter 2003	19.20	14.79	4.40	3.34
Second Quarter 2003	19.07	10.94	4.38	2.33
First Quarter 2003	11.01	8.23	2.35	1.69

Most recent six months:
September 2005 (through September 27, 2005)	62.70	56.00	13.64	12.38
August 2005	56.73	46.57	12.48	10.44
July 2005	50.63	46.20	11.17	10.07
June 2005	50.43	43.07	11.55	9.66
May 2005	51.17	46.67	11.73	10.68
April 2005	52.30	46.30	11.96	10.64
March 2005	52.47	46.97	12.14	10.76

On September 27, 2005, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 62.08, or $13.60, per share. On September 27, 2005, the exchange rate of the NIS to the dollar was $1 = NIS 4.566. As of September 27 , 2005, there were 9 shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

Use of proceeds

We estimate that we will receive net proceeds, after deducting the underwriters' discounts and commissions and the estimated offering expenses, of $44.7 million from the sale by us of 3,840,000 ordinary shares in this offering. If the underwriters exercise their over-allotment option, we will receive additional proceeds from the sale of up to 576,000 additional ordinary shares. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders.

We intend to use the net proceeds of this offering for working capital to support the growth of our business in existing and new markets, for the funding of potential acquisitions and investments in complementary businesses and for technologies or products (although we do not currently have agreements or undertakings regarding any particular acquisition or investment).

Dividend policy

On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on the financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid.

According to our current dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of the Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due. Dividends must be approved by the shareholders, although interim dividends may be declared and paid by the Board of Directors without shareholder approval. The distribution of dividends is further limited by Israeli law to the greater of retained earnings and earnings generated over the two most recent years. See "Description of ordinary shares—Dividend and liquidation rights." Our dividend policy may change from time to time at the discretion of our Board of Directors. Due to the foregoing restrictions on our dividend policy, and given our current financial condition and our current cash flows from operations, we do not believe that our dividend policy restricts our growth.

Dividends declared on our ordinary shares will be paid in NIS. Dividends paid to shareholders outside of Israel will be converted into dollars on the basis of the exchange rate prevailing on the date of the declaration of the relevant dividend and paid in dollars. The payment of dividends may be subject to Israeli withholding taxes. See "Israeli taxation—withholding on dividends paid to non-residents of Israel."

On January 29, 2004, upon adopting our current dividend policy, we declared a dividend in an amount equal to NIS 6.0 million, or $1.3 million. Such dividend was paid on April 1, 2004. On March 23, 2005, we declared a dividend in an amount equal to NIS 11.8 million, or $2.7 million. Such dividend was paid on April 28, 2005. We did not declare or pay any cash dividends to shareholders during the five-year period prior to January  29, 2004.

Capitalization

The following table sets forth our capitalization as of June 30, 2005:

on an actual basis; and

as adjusted to reflect the sale of 3,840,000 ordinary shares at a public offering price of $13.00 per share and the receipt by us of net proceeds equal to $44.7 million after deducting the underwriters' discounts and commissions and estimated offering expenses.

This table should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As adjusted
	(Unaudited)
	(In thousands)
Short-term debt	$5,975	$5,975
Long-term debt	664	664
Capital note	5,894	5,894

Shareholders' equity:
Ordinary shares, nominal value NIS 0.33⅓ per share; authorized 22,575,000 shares, actual; 18,776,652 shares outstanding, actual; 22,616,652 shares outstanding, as adjusted	1,640	1,920
Additional paid-in capital	23,876	68,271
Retained earnings (accumulated deficit)	(3,243)	(3,243)
Accumulated other comprehensive loss	(2,748)	(2,748)
Cost of purchase of company's shares by subsidiaries	(384)	(384)
Deferred compensation	—	—

Total shareholders' equity	19,141	63,816

Total capitalization	$31,674	76,349

The discussion and table above do not include an aggregate of 358,650 ordinary shares issuable upon the exercise of outstanding options, 33,333 ordinary shares issuable upon the exercise of an outstanding warrant and 8,406 ordinary shares issuable upon the conversion of an outstanding capital note.

We are the beneficiaries of loans and a line of credit from Bank Hapoalim B.M. and Bank Leumi, B.M. pursuant to which we had an aggregate amount of $6.6 million outstanding as of June 30, 2005. The loans from Bank Hapoalim are secured by liens on all our assets and properties in Israel.

Dilution

Our net tangible book value on June 30, 2005 was approximately $12.45 million, equivalent to $0.66 per share. We have calculated our net tangible book value per share by:

subtracting our liabilities and intangible assets from our total assets; and

dividing the difference by the number of ordinary shares outstanding.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on June 30, 2005 would have been approximately $57.1 million, equivalent to $2.53 per share. The adjustments made to determine pro forma net tangible book value per share are as follows:

an increase in total assets to reflect the net proceeds of the offering received by us as described under "Use of proceeds"; and

the addition of the 3,840,000 ordinary shares offered in this prospectus to the number of ordinary shares outstanding.

The following table illustrates the immediate increase in pro forma net tangible book value of $1.87 per share and the immediate pro forma dilution to new investors:

Assumed public offering price per share		$13.00
Net tangible book value per share as of June 30, 2005	$0.66
Increase in net tangible book value per share attributable to the offering	1.87
Pro forma net tangible book value per share as of June 30, 2005 after giving effect to the offering		2.53
Dilution per share to new investors in the offering		$10.47

The table below summarizes, as of June 30, 2005, the differences for our existing shareholders and new shareholders in this offering, with respect to the number of ordinary shares purchased from us and the selling shareholders, the total consideration paid and the average price per share paid before deducting fees and expenses.

	Shares issued		Total consideration
	Number	Percentage	Amount	Percentage	Average price per share
	(In thousands, except share data)
Our existing shareholders(1)	17,817	78.8%	$17,575	22.0%	$0.99
New shareholders in this offering	4,800	21.2	62,400	78.0	13.00
Total	22,617	100.0%	$79,975	100.0%

The discussion and table above do not include an aggregate of 358,650 ordinary shares issuable upon the exercise of outstanding options, 33,333 ordinary shares issuable upon the exercise of an outstanding warrant and 8,406 ordinary shares reserved for issuance upon conversion of an outstanding capital note.

We are the beneficiaries of loans and a line of credit from Bank Hapoalim and Bank Leumi, pursuant to which an aggregate amount of $6.6 million was outstanding as of June 30, 2005. The loans from Bank Hapoalim are secured by liens on all our assets and properties in Israel.

(1)

Numbers do not include the 960,000 ordinary shares sold by the selling shareholders in this offering.

Selected consolidated financial and other data

The following table sets forth our selected consolidated financial and other data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for our company should be read in conjunction with the historical financial information and other information provided in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

We derived the selected consolidated financial statements as of and for the periods ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated financial statements as of and for the periods ended December 31, 2000 and 2001 from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated financial and other data as of and for the six months ended June 30, 2004 and June 30, 2005 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows. The results of operations for the six months ended June 30, 2004 and June 30, 2005 are not necessarily indicative of the operating results to be expected for the full fiscal years encompassing such periods.

Our consolidated financial statements included in this prospectus were prepared in dollars in accordance with generally accepted accounting principles in the United States. In addition, all of our financial data relating to prior periods that is provided in this prospectus is also derived from financial statements prepared in accordance with generally accepted accounting principles in the United States. Our functional currency is NIS. In accordance with the rules of the Israeli Securities Authority and the Tel Aviv Stock Exchange, prior to this offering, we reported our consolidated financial statements in NIS prepared in accordance with generally accepted accounting principles in Israel. Our consolidated financial statements were translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards, which we refer to as FAS No. 52, of the United States Financial Accounting Standards Board, which we refer to as FASB. Accordingly, assets and liabilities were translated from the relevant local currencies to dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments (which result from translating an entity's financial statements into dollars if its functional currency is different than the dollar) are reflected in shareholders' equity, under "accumulated other comprehensive income (loss)."

After the offering, we will report our consolidated financial statements in dollars prepared in accordance with generally accepted accounting principles in the United States.

Selected consolidated financial and other data

	Year ended December 31,					Six months ended June 30,
Consolidated statements of operations data:	2000	2001	2002	2003	2004	2004 2005
						(Unaudited)
	(In thousands, except earnings per share data)
Revenues:
Location-based services	$13,896	$19,757	$24,053	$32,088	$36,549	$17,857	$20,565
Wireless communications products	18,421	19,516	17,782	23,527	33,461	14,432	20,958
Other	8,045	8,689	7,856	8,456	7,916	3,790	2,162
Total revenues	40,362	47,962	49,691	64,071	77,926	36,079	43,685

Cost of revenue:
Location-based services	12,401	14,042	12,159	12,258	12,944	6,366	7,620
Wireless communications products	13,591	17,081	12,928	19,071	23,224	9,596	14,459
Other	6,563	6,922	5,746	6,119	5,720	2,663	1,573
Total cost of revenues	32,555	38,045	30,833	37,448	41,888	18,625	23,652
Gross profit	7,807	9,917	18,858	26,623	36,038	17,454	20,033

Operating expenses:
Research and development expenses	6,324	1,362	1,717	1,692	2,020	979	1,600
Selling and marketing expenses	2,907	3,241	2,365	2,888	4,074	2,128	2,206
General and administrative expenses	11,894	11,551	9,757	11,443	11,693	5,488	6,823
Other expenses (income), net	—	—	740	314	(12)	(11)	(5)
Total operating expenses	21,125	16,154	14,579	16,337	17,775	8,584	10,624
Operating income	(13,318)	(6,237)	4,279	10,286	18,263	8,870	9,409
Financing expenses, net	3,362	5,369	6,039	616	2,059	1,391	41
Other non-operating expenses, net	1,010	753	528	—	—	—	—
Income (loss) before taxes on income	(17,690)	(12,359)	(2,288)	9,670	16,204	7,479	9,368
Taxes on income	2,612	198	2,955	(3,417)	(4,423)	(2,420)	(2,133)
Income after taxes on income	(15,078)	(12,161)	667	6,253	11,781	5,059	7,235
Share in losses of affiliated companies, net	(258)	(955)	(529)	(235)	(324)	(167)	(88)
Minority interests in (income) loss of subsidiaries	768	174	731	(173)	(238)	(15)	(62)
Net income for the period	$(14,568)	$(12,942)	$869	$5,845	$11,219	$4,877	$7,085

Earning per share(1):
Basic	$(1.02)	$(0.86)	$0.05	$0.32	$0.60	$0.26	$0.38
Diluted	$(1.02)	$(0.86)	$0.05	$0.31	$0.58	$0.25	$0.36

Weighted average number of shares outstanding(1):
Basic	14,295	15,135	17,634	18,273	18,585	18,577	18,614
Diluted	14,295	15,135	18,264	19,086	19,192	19,188	19,140

(1)

Earnings per share and weighted average number of shares outstanding were adjusted to reflect the three-for-one share split of our ordinary shares that was effected on September 22, 2005.

Selected consolidated financial and other data

	As of December 31,					As of June 30,
Consolidated balance sheet data:	2000	2001	2002	2003	2004	2005
						(Unaudited)
	(In thousands)
Cash and cash equivalents	$2,906	$1,014	$1,327	$3,918	$4,604	$4,815
Working capital	(3,700)	(15,825)	(11,650)	(3,624)	2,508	3,373
Total assets	61,151	57,926	54,412	54,731	59,023	63,051
Total liabilities	62,107	65,768	57,333	50,942	44,022	43,910
Retained earnings (accumulated deficit)	(11,304)	(24,236)	(23,367)	(17,522)	(7,630)	(3,243)
Shareholders' equity (deficit)	(956)	(7,842)	(2,921)	3,789	15,001	19,141

	As of December 31,					As of June 30,
Other data:	2000	2001	2002	2003	2004	2005
	(Unaudited)
Subscribers of our location-based services(1)	116,000	150,000	178,000	210,000	262,000	298,000
Average monthly churn rate	0.7%	1.0%	1.0%	1.4%	1.5%	1.6%

(1)

Number of subscribers is approximate.

Management's discussion and analysis of financial condition and results of operations

The following discussion of our financial condition, results of operations and liquidity should be read in conjunction with "Selected consolidated financial and other data" and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business and the non-historical statements contained herein are forward-looking statements. See "Special note regarding forward-looking statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and in "Risk factors", "Business" and elsewhere in this prospectus.

OVERVIEW

We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide wireless communications products used in connection with our SVR services and for various other applications, including automatic meter reading, which we refer to as AMR, and radio frequency identification, which we refer to as RFID. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, we have recently entered into contracts to deploy our automatic vehicle location, which we refer to as AVL, infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005, which we expect will initially be used to provide primarily SVR services in China and primarily personal tracking services in South Korea.

Our operations consist of two segments:

location-based services; and

wireless communications products.

Our location-based services segment consists of our SVR, fleet management and value-added services. We currently operate stolen vehicle recovery services throughout Israel, in São Paulo, Brazil, in Buenos Aires, Argentina and in Miami, Florida in the United States.

Our wireless communications products segment consists of our short- and medium-range two-way wireless communications products that are used for various applications, including AVL, AMR, and RFID. We sell our AVL end-units to customers that subscribe to our SVR services, as well as to third-party operators of location-based services in China and in South Korea. We sell our AMR products exclusively to Arad Technologies Ltd. that incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter, Inc. We sell our RFID products to toll road and weigh station operators in the United States and Israel.

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. Going forward, the Brazilian and Argentine markets continue to represent significant growth potential for our location-based services. These markets are characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft. The growth in subscribers within our location-based services segment also has a direct impact on the sale of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber's vehicle. In addition, our recent contracts with third-party service providers for the deployment of our AVL infrastructure and the subsequent sale of our end-units in China and South Korea represent important growth opportunities for the sale of these products.

Management's discussion and analysis of financial condition and results of operations

As of June 30, 2005, we had approximately 137,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in our current coverage areas of São Paulo and Buenos Aires is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers in Brazil and Argentina, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we are looking to enhance our brand recognition through additional advertising efforts that we started in 2004. We expect our growing representation in the SVR market in Brazil and Argentina to result in additional revenues from sales of our AVL products. We also intend to commence providing SVR and fleet management services in Rio de Janeiro and expect to generate additional revenues from such operations in future periods.

We intend to develop our location-based services and products businesses in new geographic markets either by selling our AVL infrastructure and end-units to third party providers of location-based services, as is the case currently in China and South Korea, or by providing our SVR services and selling our AVL end-units directly, as is the case currently in Israel, São Paulo, Buenos Aires and Miami. Selling our AVL infrastructure and end-units to third party providers of location-based services will result in increased short-term revenues from the sale of our AVL infrastructure and some long-term revenues from the sale of wireless communications products without any material increase in corresponding costs. Expanding to new markets to provide our location-based services and end-units directly will increase our short-term costs associated with obtaining licenses, permits and establishing an infrastructure and operating system and result in increased long-term revenues from subscription fees from our location-based services and sales of our end-units. The prevalence of one business approach over the other is dependent upon the particular opportunities that may arise from time to time and the prevailing circumstances in the different geographic markets into which we expand.

The AMR market also has significant growth potential. Demand for AMR systems in the United States, the principal AMR market, is driven by the approximate five- to seven-year replacement cycle for existing water meters, the trend towards automatic meter readers versus legacy meters and the increase in number of consumers as a result of increased levels of housing starts since 2001. Products integrating our AMR technology provide an attractive solution for utilities looking to upgrade their technology and address their need to improve billing accuracy, reduce costs and increase reliability. Since we started selling AMR products at the end of 2001, we have experienced increased demand from Arad Technologies. Through December 31, 2004, we had sold approximately 550,000 AMR end-units. In December 2004, we received an additional order for approximately 488,000 end-units. As of June 30, 2005, we had supplied 129,330 of these end-units. These numbers represent a significant increase in sales of our AMR products. We believe that such increased demand has resulted from increased market awareness in the United States for the integrated meter product marketed by Master Meter and its technological advantages and benefits. We expect this trend to continue in the future.

The market for our RFID products principally addresses three main areas: electronic toll collection, electronic security seals and electronic weigh stations. Recent legislative changes in the United States regarding the promotion of private toll road operations represent significant growth potential for the sale of our RFID products. Increased demand for security products in the United States by federal and state governmental agencies, including the United States Department of Homeland Security, also represents a potential market opportunity for our RFID products. We sell our electronic toll collection devices to Derech Eretz Highways (1997) Ltd., the sole toll road operator in Israel, and to the transit authority of the State of Minnesota. We sell our electronic weigh station devices to ACS-SLS, Inc., a subsidiary of Affiliated Computer Services, Inc., and to Norpass, Inc., a provider of mainline screening systems at weigh stations. We expect these orders, our first outside of Israel for our RFID products, to result in additional revenues over the next 12 months. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, such as the United States Department of Homeland Security

Management's discussion and analysis of financial condition and results of operations and the United States Customs and Border Protection Agency. Although these pilot programs do not currently represent a material portion of our business or revenues and we do not know if they may lead to revenue-generating contracts in the future, we believe our selection for these pilot programs represents a first step in our attempt to penetrate the RFID market in the United States.

Historically, we derived a significant portion of our revenues from the provision of cellular services. Commencing in the second quarter of 2005, our revenues from these services declined significantly as a result of the expiration and non-renewal of our exclusive agreement with Partner Communications Co., Ltd. as of March 31, 2005. Our operations pursuant to such agreement represented a non-core, low margin business for us. We are seeking and will continue to seek to offset any recurring or fixed expenses, primarily salaries, through new business initiatives, or we will take actions to eliminate any such fixed or recurring expenses. We do not currently anticipate taking any charge or write-down associated with the decline or potential cessation of our cellular services. See Note 19 to our consolidated financial statements appearing elsewhere in this prospectus.

Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,			As of June 30,
	2002	2003	2004	2005

Israel	144,000	142,000	146,000	152,000
Brazil	25,000	42,000	75,000	90,000
Argentina	5,000	22,000	36,000	47,000
United States	4,000	4,000	5,000	9,000
Total(1)	178,000	210,000	262,000	298,000

(1)

All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,						Six months ended June 30,
	2002		2003		2004		2004		2005
	Location- based services	Wireless communi- cations products	Location- based services	Wireless communi- cations products	Location- based services	Wireless communi- cations products	Location- based services	Wireless communi- cations products	Location- based services	Wireless communi- cations products
							(Unaudited)
	(In millions)
Israel	$19.6	$10.8	$22.8	$12.6	$23.2	$16.6	$12.1	$6.8	$10.9	$8.1
Brazil	3.0	4.6	5.1	2.6	8.2	4.8	3.4	1.8	6.4	3.2
Argentina	0.3	0.1	2.6	2.2	3.8	1.6	1.7	0.4	2.5	1.8
United States	1.2	2.3	1.6	6.1	1.4	9.8	0.7	5.4	0.8	5.3
China(1)	—	—	—	—	—	0.7	—	—	—	2.1
South Korea(1)	—	—	—	—	—	—	—	—	—	0.5
Total(2)	$24.1	$17.8	$32.1	$23.5	$36.5	$33.5	17.9	14.4	20.6	21.0

(1)

Currently only includes sales of AVL infrastructure.

(2)

All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

The above table does not include revenues from our cellular services, which no longer constitute a reportable segment. See Note 19 to our consolidated financial statements appearing elsewhere in this prospectus.

Management's discussion and analysis of financial condition and results of operations

We attribute revenues to countries based on the location of the customer. Revenues from sales to Arad Technologies are included in US sales.

Revenues

Location-based services segment

We generate revenues from sales of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical churn rates of under 2% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Wireless communications products segment

We generate revenues from the sale of our AVL, AMR and RFID products to customers in Israel, Brazil, Argentina, the United States, China and South Korea. We currently sell our AVL end-units in each of the regions in which we provide SVR services. Growth in our subscriber base is the principal driver for the sale of our AVL products. In addition, we recently entered into contracts for the sale of our AVL infrastructure and end-units in China and South Korea to third-party operators that would likely result in growth of our end-units sales that will not be related to any increase in our subscriber base. We commenced sales to China and South Korea during the fourth quarter of 2004 and the second quarter of 2005, respectively, for deployment of our AVL infrastructure in connection with the initial set-up and deployment of the terrestrial network and base stations throughout the coverage region. We sell our AMR products exclusively to Arad Technologies that incorporates our AMR product into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter. We sell our RFID products to the sole toll road operator in Israel, the transit authority of the State of Minnesota, ACS-SLS, a subsidiary of ACS, and Norpass. We recognize revenues from sales of our wireless communications products upon delivery.

Other

We also generated revenues from the provision of our cellular services, consisting predominately of installation and repair fees for mobile phone hands-free car kit devices manufactured by third parties. Revenues are recognized upon installation of the device or sale of phone cards. Revenues from our cellular services have declined significantly as a result of the expiration and non-renewal of our agreement with Partner Communications as of March 31, 2005.

Cost of revenues

Location-based services segment

The cost of revenues in our location-based services segment consists primarily of staffing, maintenance and operation of our control centers and base stations, costs associated with our staff and costs incurred for private enforcement, licenses, permits and royalties. Cost of revenues for sales of our fleet management services also includes payments to a third party who markets our services.

Wireless communications products segment

The cost of revenues in our wireless communications products segment consists primarily of production costs of our third-party manufacturers and costs associated with royalties.

Other

The cost of revenues for our cellular services consists primarily of installation costs.

Management's discussion and analysis of financial condition and results of operations

Operating expenses

Research and development

Our research and development expenses consist of salaries, costs of materials and other overhead expenses, primarily in connection with the design and development of our wireless communications products. We expense all of our research and development costs as incurred. As we expand into new markets and introduce new products and services, we expect that our research and development costs will increase, although we do not expect them to increase significantly as a percentage of total revenues.

Selling and marketing

Our selling and marketing expenses have historically consisted primarily of advertising, salaries, commissions and other employee expenses related to our selling and marketing team and promotional and public relations expenses. We anticipate an increase in such costs, specifically in advertising costs related to our efforts to increase our subscriber base and enhance our brand recognition in Brazil and Argentina and to maintain our market leading position in Israel with respect to our location-based services, but we do not expect them to increase as a percentage of total revenues.

General and administrative

Our general and administrative expenses consist primarily of salaries, bonuses, accounting and other general corporate expenses. We expect our general and administrative expenses to increase in future periods, both in absolute terms and as a percentage of our total revenues, due to the expansion of our business as well as anticipated increased compliance costs as a result of becoming a publicly traded company in the United States.

Operating Income

Location-based services segment

Operating income in our location-based services segment is primarily affected by increases in our subscriber base and our ability to increase the resulting revenues without a commensurate increase in our corresponding costs. We expect this trend to continue in the foreseeable future.

Wirless communications products segment

Operating income in our wireless communications products segment is primarily affected by our ability to increase sales of our higher margin AMR products as well as sales of AVL products in connection with turn-key solutions such as China and South Korea. While we expect the market for AMR products to grow in the foreseeable future, we expect sales of AVL infrastructure products in connection with our existing projects to end some time in 2006.

Other

Operating income for our cellular services is primarily affected by the margins of the different products that we sell.

Financing expenses, net

Financing expenses, net, include short- and long-term interest expenses and gains and losses from currency fluctuations from dollar-denominated loans and the conversion of monetary balance sheet items denominated in currencies other than the dollar. Financing expenses, net, also include gains or losses from currency swaps and other derivatives that do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or which have not been designated as hedging instruments.

Management's discussion and analysis of financial condition and results of operations

Taxes on income

Income earned from our services and product sales is subject to tax in the country in which we provide our services or from which we sell our products. In Israel, the current corporate tax rate is 34%, however, this tax rate is expected to be reduced in the coming years. In addition, some of the operations of our subsidiary Telematics Wireless Ltd. have been exempt or subject to reduced tax rates and we expect to maintain such benefits for some period of time, see "—Corporate tax."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this prospectus. However, certain of our accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on a periodic basis. We base our estimates on historical experience, industry trends, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Such assumptions and estimates are subject to an inherent degree of uncertainty.

The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 1 to our consolidated financial statements.

Revenue recognition

We recognize revenues in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition. For each of our segments we recognize revenues as follows:

from sales to subscribers of our location-based services, on a monthly basis;

from sales of our wireless communications products, when title and risk of loss of the applicable product pass to the relevant customer, which occurs upon delivery; and

from sales of our cellular services, when the installation of the relevant unit is completed.

We recognize revenues from certain long-term contracts in accordance with Statement of Position, which we refer to as SOP, 81-1, Accounting for Performance of Construction-Type and Certain Production Type Contracts. Pursuant to SOP 81-1, revenue is recognized pursuant to the percentage of completion method. We measure the percentage of completion based on output criteria in contracts that require network construction before end-units are sold, such as the number of end-units delivered or the progress of the work, based on input from engineers or other related professionals. Provisions for estimated losses on incomplete contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract.

We recognize revenues as gross or net in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. In most of our business arrangements, we contract directly with our end-users, we are the primary obligor and we carry all risk of collections. Revenues under these arrangements are recorded on a gross basis. In some cases, we are not considered as the primary obligor according to the criteria established in EITF 99-19, and serve only as a distributor of products or services of other parties to end-users. In those instances, in accordance with EITF 99-19, we report the revenues on a net basis.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must

Management's discussion and analysis of financial condition and results of operations include an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.8 million as of December 31, 2004, which indicates that our management cannot determine that it is more likely than not that we will be able to realize this tax asset in the future. In the event that we generate taxable income in the jurisdictions in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Derivative instruments

We maintain a risk management strategy that incorporates the use of currency hedges to minimize significant fluctuations in cash flows and/or earnings that are caused by exchange rate volatility. As a result, we engage in transactions involving foreign exchange derivative financial instruments, principally forward exchange contracts, which are designed to hedge our expected cash flows from revenues resulting from subscription fees denominated in currencies other than NIS. Such transactions are designed to qualify as cash flow hedges under FAS No. 133. FAS No. 133 establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts). Changes in fair value of instruments that qualify for hedging accounting under FAS No. 133 are reported as "other comprehensive income" under "gains in respect of derivative instruments designated for cash flow hedge, net of related taxes", and are recognized in the statements of income when the hedged transaction affects earnings. Derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in "financing expenses, net."

Allowance for doubtful accounts

We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. As of December 31, 2004 and June 30, 2005, our allowance for doubtful accounts was $195,000 and $405,000 and our trade receivables (net of allowance for doubtful accounts) were $20.0 million and $22.2 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

Under FAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. FAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and as of December 31, 2004 and June 30, 2005, no impairment losses have been identified. As of December 31, 2004 and June 30, 2005, we had total goodwill of $2.9 million and $2.9 million, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table shows selected items from our consolidated statements of operations data as a percentage of our total revenues:

	Year ended December 31,			Six months ended June 30,
Consolidated statements of operations data:	2002	2003	2004	2004	2005
				(Unaudited)
Revenues:
Location-based services	48.4%	50.1%	46.9%	49.5%	47.1%
Wireless communications products	35.8	36.7	42.9	40.0	48.0
Other	15.8	13.2	10.2	10.5	4.9
Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Location-based services	24.5	19.1	16.6	17.6	17.4
Wireless communications products	26.0	29.8	29.8	26.6	33.1
Other	11.5	9.5	7.4	7.4	3.6
Total cost of revenues	62.0	58.4	53.8	51.6	54.1
Gross profit	38.0	41.6	46.2	48.4	45.9

Operating expenses:
Research and development expenses	3.5	2.6	2.6	2.7	3.7
Selling and marketing expenses	4.8	4.5	5.2	5.9	5.0
General and administrative expenses (and other expenses (income), net)	21.1	18.4	15.0	15.2	15.7
Total operating expenses	29.4	25.5	22.8	23.8	24.4
Operating income	8.6	16.1	23.4	24.6	21.5
Financing expenses, net	12.1	1.0	2.6	3.9	0.1
Other expenses, net	1.1	—	—	—	—
Income (loss) before taxes on income	(4.6)	15.1	20.8	20.7	21.4
Taxes (benefit) on income	5.9	(5.3)	(5.7)	(6.7)	(4.9)
Share in losses of affiliated companies, net	(1.1)	(0.4)	(0.4)	(0.5)	(0.2)
Minority interest in (income) loss of subsidiaries	1.5	(0.3)	(0.3)	—	(0.1)
Net income (loss)	1.7%	9.1%	14.4%	13.5%	16.2%

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Revenues

Total revenues increased from $36.1 million in the six months ended June 30, 2004 to $43.7 million in the six months ended June 30, 2005, or 21.1%. This increase consisted of $2.7 million from subscription fees from our location-based services and $6.5 million from sales of our wireless communications products. This increase was partially offset by a decline of $1.6 million from sales of our cellular services.

Location-based services segment

Revenues in our location-based services segment increased from $17.9 million in the six months ended June 30, 2004 to $20.6 million in the six months ended June 30, 2005, or 15.2%. This increase was primarily due to an increase in the number of our Brazilian and Argentine subscribers, from approximately 78,000 at June 30, 2004 to approximately 137,000 at June 30, 2005, as well as an increased average rate for our subscription fees in those counties due to the expansion of our customer base, including the increase of direct sales to individual subscribers.

Management's discussion and analysis of financial condition and results of operations

This increase was partially offset by a decline in our revenues in Israel, caused by the effects of currency exchange rates of the dollar vis-à-vis the NIS and related foreign currency forward transactions that qualify as hedging transactions under FAS No. 133 in the six months ended June 30, 2004, in the amount of $2.0 million. All such carry-forward transactions expired in September 2004. We do not expect our revenues in Israel to continue to decrease as the number of our subscribers and our revenues, without giving effect to these currency fluctuations and carry-forward transactions, increased from the six months ended June 30, 2004 to the six months ended June 30, 2005.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $14.4 million in the six months ended June 30, 2004 to $21.0 million in the six months ended June 30, 2005, or 45.2%. This increase was primarily due to our growing subscriber base, the corresponding increase in sales of our AVL products in Brazil and Argentina and to the commencement of sales of our AVL infrastructure to third party operators in China and South Korea. This increase was partially offset by a decline in sales of our AMR products due to a delay in the launch of a new product by Arad Technologies.

Other

Revenues from our cellular services decreased from $3.8 million in the six months ended June 30, 2004 to $2.2 million in the six months ended June 30, 2005, or 43.0%. This decrease was due to decreased sales resulting from the expiration and non-renewal of our agreement with Partner Communications as of March 31, 2005.

Cost of revenues

Total cost of revenues increased from $18.6 million in the six months ended June 30, 2004 to $23.7 million in the six months ended June 30, 2005, or 27.0%. This increase of cost of revenues consisted of an increase of $1.3 million in our location-based services segment and $4.9 million in our wireless communications products segment. This increase was partially offset by a decline of $1.1 million in sales of our cellular services. As a percentage of total revenues, cost of revenues increased from 51.6% in the six months ended June 30, 2004 to 54.1% in the six months ended June 30, 2005.

Location-based services segment

Cost of revenues for our location-based services segment increased from $6.4 million in the six months ended June 30, 2004 to $7.6 million in the six months ended June 30, 2005, or 19.7%. This increase was primarily due to the increase in our subscriber base. As a percentage of total revenues for this segment, cost of revenues increased from 35.7% in the six months ended June 30, 2004 to 37.1% in the six months ended June 30, 2005, despite our ability to increase our subscribers without a significant increase in related costs, due to the effects of currency exchange rates of the dollar vis-a-vis the NIS and related foreign currency forward transactions that qualify as hedging transactions under FAS No. 133 in the six months ended June 30, 2004.

Wireless communications products segment

Cost of revenues for our wireless communications products segment increased from $9.6  million in the six months ended June 30, 2004 to $14.5 million in the six months ended June 30, 2005, or 50.7%. This increase was primarily due to increased sales of our AVL products, as well as increased sales of our RFID products in the US market. As a percentage of total revenues for this segment, cost of revenues increased from 66.5% in the six months ended June 30, 2004 to 69.0% in the six months ended June 30, 2005. This increase was due to a decrease in the proportion of sales that our higher-margin AMR products constitute out of our total products sold and an increase in the proportion of sales that our lower-margin AVL products constitute out of our total products sold.

Management's discussion and analysis of financial condition and results of operations

Other

Cost of revenues from our cellular services decreased from $2.7 million in the six months ended June 30, 2004 to $1.6 million in the six months ended June 30, 2005, or 40.9%. This decrease was due to the decline in sales of our cellular services. As a percentage of total revenues from our cellular services, cost of revenues increased from 70.3% in the six months ended June 30, 2004 to 72.8% in the six months ended June 30, 2005.

Operating expenses

Research and development

Research and development expenses increased from $1.0 million in the six months ended June 30, 2004 to $1.6 million in the six months ended June 30, 2005, or 63.4%. This increase was due to the hiring of additional personnel at Telematics Wireless in 2005. As a percentage of total revenues, research and development expenses increased from 2.7% in the six months ended June 30, 2004 to 3.7% in the six months ended June 30, 2005.

Selling and marketing

Selling and marketing expenses slightly increased from $2.1 million in the six months ended June 30, 2004 to $2.2 million in the six months ended June 30, 2005, or 3.7%. This increase was due to additional advertising expenses in Brazil to increase our brand recognition in this market. As a percentage of total revenues, selling and marketing expenses decreased from 5.9% in the six months ended June 30, 2004 to 5.0% in the six months ended June 30, 2005.

General and administrative

General and administrative expenses increased from $5.5 million in the six months ended June 30, 2004 to $6.8 million in the six months ended June 30, 2005, or 24.3%. This increase was due to an additional $0.7 million paid as compensation to our employees, a one time expenditure for our ten-year anniversary event with respect to which approximately $0.3 million were charged to general and administrative costs, and $0.2 million for an increase in our provision for doubtful accounts. As a percentage of total revenues for this segment, general and administrative expenses increased from 15.2% in the six months ended June 30, 2004 to 15.7% in the six months ended June 30, 2005.

Operating income

Total operating income increased from $8.9 million in the six months ended June 30, 2004 to $9.4 million in the six months ended June 30, 2005, or 6.1%. This increase consisted of $0.4 million increase in our location-based services segment and a $0.4 million increase in our wireless communications products segment. This increase was partially offset by a $0.3 million decrease in our celluar services.

Location-based services segment

Operating income in our location-based services segment increased from $5.6 million in the six months ended June 30, 2004 to $6.1 million in the six months ended June 30, 2005, or 7.6%. This increase was due to an increase in our revenues from $17.9 million in the six months ended June 30, 2004 to $20.6 million in the six months ended June 30, 2005, and was partially offset by an increase in cost of revenues as a percentage of revenues for this segment from 35.7% in the six months ended June 30, 2004 to 37.1% in the six months ended June 30, 2005 and $0.4 million expenditure related to our ten-year anniversary event.

Wireless communications products segment

Operating income in our wireless communications products segment increased from $2.6 million in the six months ended June 30, 2004 to $3.0 million in the six months ended June 30, 2005, or 16.0%. This increase was primarily due to an increase in our revenues from $14.4 million in the six months ended June 30, 2004 to $21.0 million in the six months ended June 30, 2005, and was partially offset by an increase in cost of revenues as a percentage of revenues for this segment from 66.5% in the six months ended June 30, 2004 to 69.0% in the six months ended June 30, 2005, an increase of $0.6 million in our research and development costs.

Management's discussion and analysis of financial condition and results of operations

Other

Operating income from our celluar services decreased from $0.6 million in the six months ended June 30, 2004 to $0.3 million in the six months ended June 30, 2005, or 48.5%. This decrease was due to a decline in our revenues.

Financing expenses, net

Financing expenses, net, decreased from $1.4 million in the six months ended June 30, 2004 to almost $0.0 million in the six months ended June 30, 2005. This decrease was primarily due to the repayment of most of our long-term bank loans and to a $0.1 million gain in exchange differences on outstanding amounts of our dollar-denominated loans in the six months period ended June 30, 2005 compared to a $0.9 million loss in the six months ended June 30, 2004. Our interest expenses decreased from $0.4 million in the six months ended June 30, 2004 to $0.3 million in the six months ended June 30, 2005.

Taxes on income

Taxes on income decreased from $2.4 million in the six months ended June 30, 2004 to $2.1 million in the six months ended June 30, 2005, or 11.9%. This decrease was due primarily to the elimination of reserves for taxes for prior years, whose audits were completed during the six months ended June 30, 2005 and our ability to utilize tax credits from prior years for which no deferred taxes were recorded. Total income tax expense in the six months ended June 30, 2004 was 32.4% of pre-tax income, while in the six months ended June 30, 2005 it was 22.8% of pre-tax income. This decrease is primarily due to the application of certain Israeli government tax incentives to a business operation in Telematics Wireless that qualified as an "approved enterprise" under Israeli law and to the decrease of the Israeli corporate tax rate from 35% in 2004 to 34% in 2005.

Year ended December 31, 2004 compared to the year ended December 31, 2003

Revenues

Total revenues increased from $64.1 million in 2003 to $77.9 million in 2004, or 21.6%. This increase consisted of $4.4 million from subscription fees from our location-based services and $9.9 million from sales of our wireless communications products. This increase was partially offset by a decline of $0.6 million in sales of our cellular services.

Location-based services segment

Revenues in our location-based services segment increased from $32.1 million in 2003 to $36.5 million in 2004, or 13.9%. This increase was primarily due to an increase in the number of our Brazilian and Argentine subscribers, from approximately 64,000 at December 31, 2003 to approximately 111,000 at December 31, 2004, or 73.4%.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $23.5 million in 2003 to $33.5 million in 2004, or 42.2%. This increase was primarily due to an increase in sales of our AVL products, which resulted from an increase in our subscriber base and an increase in sales of our AMR and RFID products to Arad Technologies and Derech Eretz, respectively.

Other

Revenues from our celluar services decreased from $8.5 million in 2003 to $7.9 million in 2004, or 6.4%. This decrease was due to the decline in revenues from sales of pre-paid phone cards.

Management's discussion and analysis of financial condition and results of operations

Cost of revenues

Total cost of revenues increased from $37.4 million in 2003 to $41.9 million in 2004, or 11.9%. This increase consisted of an increase of $0.7 million in our location-based services segment and $4.2 million in our wireless communications products segment. This increase was partially offset by a decline of $0.4 million in sales of our cellular services. As a percentage of total revenues, cost of revenues decreased from 58.4% in 2003 to 53.8% in 2004.

Location-based services segment

Cost of revenues for our location-based services segment increased from $12.3 million in 2003 to $12.9 million in 2004, or 5.6%. This increase was primarily due to the significant increase in our subscriber base. As a percentage of total revenues for this segment, cost of revenues declined from 38.2% in 2003 to 35.4% in 2004, primarily due to our ability to increase our subscribers without a commensurate increase in related costs.

Wireless communications products segment

Cost of revenues for our wireless communications products segment increased from $19.1 million in 2003 to $23.2 million in 2004, or 21.8%. This increase was primarily due to increased sales of our AVL products, including PAL, as well as a significant increase in sales of our AMR and RFID products. As a percentage of total revenues for this segment, cost of revenues declined from 81.1% in 2003 to 69.4% in 2004. This decline was due to an increase in the proportion of sales of our higher-margin AMR and RFID products in the Israeli and US markets in 2004 and a one-time write-off of inventory for discontinued products in 2003 in the amount of $1.1 million.

Other

Cost of revenues from our cellular services decreased from $6.1 million in 2003 to $5.7 million in 2004, or 6.5%. This decrease was due to the decline in revenues. As a percentage of total revenues from our cellular services, cost of revenues decreased slightly, from 72.4% in 2003 to 72.3% in 2004.

Operating expenses

Research and development

Research and development expenses increased from $1.7 million in 2003 to $2.0 million in 2004, or 19.4%. This increase was due to the hiring of additional personnel in Telematics Wireless in 2004. As a percentage of total revenues, research and development expenses remained constant at 2.6%.

Selling and marketing

Selling and marketing expenses increased from $2.9 million in 2003 to $4.1 million in 2004, or 41.1%. This increase was due to additional advertising expenses in Brazil and Argentina for the principal purpose of increasing our brand recognition in such markets. As a percentage of total revenues, selling and marketing expenses increased from 4.5% in 2003 to 5.2% in 2004.

General and administrative

General and administrative expenses increased from $11.4 million in 2003 to $11.7 million in 2004, or 2.2%. This increase was due to an additional $0.6 million of bonus payments to senior management that was partially offset by a decrease of $0.3 million in the allowance for doubtful accounts and a decrease of $0.1 million in royalty payments for our use of the name "Tadiran." As a percentage of total revenues, general and administrative expenses decreased from 17.9% in 2003 to 15.0% in 2004.

Operating income

Total operating income increased from $10.3 million in 2003 to $18.3 million in 2004, or 77.6%. This increase consisted of $1.1 million increase in our location-based services segment, a $6.6 million increase in our wireless communications products segment, and a $0.3 million increase from our cellular services.

Management's discussion and analysis of financial condition and results of operations

Location-based services segment

Operating income in our location-based services segment increased from $9.9 million in 2003 to $11.0 million in 2004, or 11.1%. This increase was primarily due to an increase in our revenues from $32.1 million in 2003 to $36.5 million in 2004 and a decline in cost of revenues as a percentage of revenues for this segment from 38.2% in 2003 to 35.4% in 2004.

Wireless communications products segment

Operating income in our wireless communications products segment increased from negative $0.6 million in 2003 to $6.0 million in 2004. This increase was primarily due to an increase in revenues for this segment of $9.9 million and a decline in cost of revenues as a percentage of revenues from 81.1% in 2003 to 69.4% in 2004 and to a write-off of inventory in the amount of $1.1 million in 2003. This increase was partially offset by additional research and development costs.

Other

Operating income from our cellular services increased from $0.9 million in 2003 to $1.2 million in 2004, or 29.0%. This increase was due to the sale of a higher margin product in 2004.

Financing expenses, net

Financing expenses, net, increased from $0.6 million in 2003 to $2.1 million in 2004 or 234.3%. This increase was due to exchange rate differences on the principal of our NIS-denominated loans that resulted in a $0.1 million loss in 2004 compared to a $2.9 million gain in 2003 and to an increase in our interest expenses. Our interest expenses increased slightly from $1.1 million in 2003 to $1.2 million in 2004 or 14.8%, despite a reduction in the outstanding principal amount of our loans, as a result of the continued appreciation of the NIS against the dollar. This increase was partially offset by differing results of forward exchange derivative transactions that we entered into that did not qualify for hedge accounting under FAS No. 133, from a loss of $2.3 million in 2003 to a loss of $0.7 million in 2004.

Taxes on income

Taxes on income increased from $3.4 million in 2003 to $4.4 million in 2004, or 29.4%. This increase was primarily due to the increase in our taxable income over such period. Total income tax expense in 2003 was 35.3% of pre-tax income, while in 2004 it was 27.3% of pre-tax income. This decrease is primarily due to the application of certain Israeli government tax incentives to a business operation in Telematics Wireless that qualified as an "approved enterprise" under Israeli law.

Year ended December 31, 2003 compared to the year ended December 31, 2002

Revenues

Total revenues increased from $49.7 million in 2002 to $64.1 million in 2003, or 28.9%. This increase consisted of $8.0 million in subscription fees derived from our location-based services, $5.7 million from sales of our wireless communications products and $0.6 million from our cellular services.

Location-based services segment

Revenues in our location-based services segment increased from $24.1 million in 2002 to $32.1 million in 2003, or 33.4%. This increase was due to an increase in the number of our Brazilian and Argentine subscribers, from approximately 30,000 at December 31, 2002 to approximately 64,000 at December 31, 2003, or 113.3%.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $17.8 million in 2002 to $23.5 million in 2003, or 32.3%. This increase was primarily due to an increase in sales of our AVL products, which resulted from the increase in our subscriber base and an increase in sales of our AMR products due to additional purchase orders from Arad Technologies.

Management's discussion and analysis of financial condition and results of operations

Other

Revenues from our cellular services increased from $7.9 million in 2002 to $8.5 million in 2003, or 7.6%. This increase was due to an increase in sales of installation and warranty services.

Cost of revenues

Total cost of revenues increased from $30.8 million in 2002 to $37.4 million in 2003, or 21.5%. This increase consisted of an increase of $0.1 million in our location-based services segment and $6.1 million in our wireless communications products segment and $0.4 million from our cellular services. As a percentage of total revenues, cost of revenues decreased from 62.0% in 2002 to 58.4% in 2003.

Location-based services segment

Cost of revenues for our location-based services segment increased slightly from $12.2 million in 2002 to $12.3 million in 2003, or 0.8%. As a percentage of total revenues for this segment, cost of revenues declined from 50.6% in 2002 to 38.2% in 2003, primarily due to our ability to increase our subscribers without a commensurate increase in related costs.

Wireless communications products segment

Cost of revenues for our wireless communications products segment increased from $12.9 million in 2002 to $19.1 million in 2003, or 47.5%. This increase was primarily due to an increase in sales of our AVL and AMR products and a $1.1 million one-time write-off of inventory for discontinued products in 2003. As a percentage of total revenues for this segment, cost of revenues increased from 72.7% in 2002 to 81.1% in 2003.

Other

Cost of revenues of our cellular services increased from $5.7 million in 2002 to $6.1  million in 2003, or 6.5% due to an increase in sales. As a percentage of total revenues from our cellular services, cost of revenues declined from 73.1% in 2002 to 72.4% in 2003.

Operating expenses

Research and development

Research and development expenses remained constant at $1.7 million in 2003 compared to 2002. As a percentage of total revenues, research and development expenses decreased from 3.5% in 2002 to 2.6% in 2003.

Selling and marketing

Selling and marketing expenses increased from $2.4 million in 2002 to $2.9 million in 2003, or 22.1%. This increase was due to increased advertising expenses, primarily in Brazil and Argentina. As a percentage of total revenues, selling and marketing expenses decreased from 4.8% in 2002 to 4.5% in 2003.

General and administrative

General and administrative expenses increased from $9.8 million in 2002 to $11.4 million in 2003, or 17.3%. This increase was primarily due to the expansion of our operations into the Argentine market and our continued growth in the Brazilian market. As a percentage of total revenues, general and administrative expenses decreased from 19.6% in 2002 to 17.9% in 2003.

Operating income

Total operating income increased from $4.3 million in 2002 to $10.3 million in 2003, or 140.4%. This increase was primarily due to a $6.5 million increase in our location-based services segment, as well as a $0.1 million increase from our cellular services. This increase was partially offset by a decline of $0.6 million in our wireless communications products segment.

Management's discussion and analysis of financial condition and results of operations

Location-based services segment

Operating income in our location-based services segment increased from $3.5 million in 2002 to $9.9 million in 2003, or 185.8%. This increase was due to an increase in our revenues from $24.1 million in 2002 to $32.1 million in 2003 and a decline in cost of revenues for this segment as a percentage of revenues from 50.6% in 2002 to 38.2% in 2003 as well as a reduction in our general and administrative costs as a percentage of revenues for this segment from 30.7% to 23.7%.

Wireless communications products segment

Operating income in our wireless communications products segment decreased from $0.0 million in 2002 to negative $0.6 million in 2003. This decrease was primarily due to an increase in cost of revenues as a percentage of revenues for this segment from 72.7% in 2002 to 81.1% in 2003 and to a $1.1 million write-off of inventory in 2003.

Other

Operating income from our cellular services increased slightly from $0.8 million in 2002 to $0.9 million in 2003, or 17.8%. This increase was due to a decrease in cost of revenues as a percentage of revenues for this segment from 73.1% in 2002 to 72.4% in 2003.

Financing expenses, net

Financing expenses, net, decreased from $6.0 million in 2002 to $0.6 million in 2003, or 89.8%. This decrease was due to a decrease in the amount of our short-term and long-term bank loans, exchange rate differences on the principal of our NIS-denominated loans that resulted in a $3.4 million expense in 2002 compared to $2.9 million income in 2003 and to a decrease in the amortization of a capital note, from $0.5 million in 2002 to $0.1 million in 2003. These decreases were partially offset by differing results of forward exchange derivative transactions that we entered into that did not qualify for hedge accounting under FAS No. 133, from a loss of $0.6 million in 2002 to a loss of $2.3 million in 2003.

Taxes on income

Taxes on income changed from a tax credit of $3.0 million in 2002 to a tax liability of $3.4 million in 2003. This increase was primarily due to the change in results of our operations from a pre-tax loss of $2.3 million in 2002 to a pre-tax income of $9.7 million in 2003, and was also affected by a significant decline in deductions for financing expenses related to additional paid-in capital from a tax credit of $1.8 million in 2002 to $0.2 million in 2003.

Quarterly results of operations

The following tables show our unaudited quarterly statements of income and as a percentage of revenues for the periods indicated. We have prepared this quarterly information on a basis consistent with the audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown. Operating results for any quarter are not necessarily indicative of results for a full year.

Management's discussion and analysis of financial condition and results of operations

	Quarter ended
Consolidated statements of operations data:	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	(In thousands, except earnings per share data)
	(Unaudited)
Revenues:
Location-based services	$8,896	$8,961	$9,172	$9,520	$9,782	$10,783
Wireless communications products	6,612	7,820	8,742	10,287	10,068	10,890
Other	1,700	2,090	1,950	2,176	2,139	23
Total revenues	17,208	18,871	19,864	21,983	21,989	21,696
Cost of revenue:
Location-based services	3,198	3,168	3,185	3,393	3,665	3,955
Wireless communications products	4,253	5,343	6,479	7,149	6,964	7,495
Other	1,187	1,476	1,473	1,584	1,639	(66)
Total cost of revenues	8,638	9,987	11,137	12,126	12,268	11,384
Gross profit	8,570	8,884	8,727	9,857	9,721	10,312
Operating expenses:
Research and development expenses	460	519	452	589	797	803
Selling and marketing expenses	965	1,163	797	1,149	799	1,407
General and administrative expenses	2,799	2,689	2,691	3,514	3,128	3,695
Other expenses (income), net	(4)	(7)	102	(103)	2	(7)
Total operating expenses	4,220	4,364	4,042	5,149	4,726	5,898
Operating income	4,350	4,520	4,685	4,708	4,995	4,414
Financing expenses, net	949	442	180	488	230	(189)
Other non-operating expenses, net	0	0	0	0	0	0
Income (loss) before taxes on income	3,401	4,078	4,505	4,220	4,765	4,603
Taxes on income	(1,279)	(1,141)	(1,292)	(711)	(831)	(1,302)
Income after taxes on income	2,122	2,937	3,213	3,509	3,934	3,301
Share in losses of affiliated companies, net	(103)	(64)	(113)	(44)	(31)	(57)
Minority interests in (income) loss of subsidiaries	(14)	(1)	(126)	(97)	(37)	(25)
Net income for the period	$2,005	$2,872	$2,974	$3,368	$3,866	$3,219
Earning per share(1):
Basic	$0.11	$0.16	$0.16	$0.18	$0.21	$0.17
Diluted	$0.10	$0.15	$0.15	$0.17	$0.20	$0.17
Weighted average number of shares outstanding(1):
Basic	18,562	18,566	18,577	18,503	18,608	18,610
Diluted	19,173	19,155	19,116	19,176	18,983	19,130

(1)

Earnings per share and weighted average number of shares outstanding were adjusted to reflect the three-for-one share split of our ordinary shares that was effected on September 22, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we funded our operations primarily from cash generated from operations, borrowings under our credit facilities with banks, historical proceeds from the initial public offering of our ordinary shares in Israel and the proceeds received from other public or private sales of our equity and debt instruments. As of December 31, 2004 and June 30, 2005, we had $4.6 million and $4.8 million in cash and marketable securities and $2.5 million and $3.4 million in working capital, respectively. In addition, as of December 31, 2004 and

Management's discussion and analysis of financial condition and results of operations

June 30, 2005, we had $10.1 million and $6.6 million, respectively, of outstanding long-term borrowings from banks, of which $6.5 million and $5.9 million, respectively, were current, and at each of such dates we also had $1.5 million available to us under existing lines of credit of which we were utilizing $0.1 million and $0.0 million, respectively. Our long-term loans are secured by liens on all of our assets and properties in Israel.

We believe that the net proceeds from this offering, our cash flow from operations, availability under our lines of credit and cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations, proceeds of this offering and cash available to us from our credit facilities will be sufficient to cover future expansion of our various businesses into new geographical markets or new products, as currently contemplated and as we describe below. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

We had long-term liabilities as of December 31, 2004 and June 30, 2005 of $4.3 million and $4.2 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month's salary, equal to the applicable monthly salary at the time of such employee's retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $2.9 million and $2.8 million as of December 31, 2004 and June 30, 2005, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

As of June 30, 2005, we had outstanding capital notes. The holder of these capital notes and the Company are currently involved in legal proceedings over the terms of the notes. We believe that these notes may only be converted into approximately 2,802 of our ordinary shares (pre-split) and are not otherwise required to be repaid by us. The holder of these notes has made various alternative demands including the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses) and the payment of a cash amount equal to the amount obtained by multiplying 1,172,154 of our ordinary shares (pre-split) by the highest trading price of our ordinary shares between the maturity date and the date of a court decision, plus interest and expenses. Although we cannot predict the outcome of this case at this time, if the holder of these notes prevails, the award of damages could result in significant costs to us. See "Business—Legal Proceedings" for a description of this legal proceeding.

We do not expect any significant capital expenditures during the next 12 months other than capital expenditures that will be incurred in connection with the establishment of the infrastructure for our SVR services in Rio de Janeiro, which we expect, based on our past experience, to be approximately $1.2 million. We expect to fund these expenses, as well as our other contractual obligations and commercial commitments, primarily from cash flow generated from operations.

On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 6.0 million, or $1.3 million, on April 1, 2004 and NIS 11.8 million, or $2.7 million, on April 28, 2005.

Management's discussion and analysis of financial condition and results of operations

Historical cash flows

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands)
Net cash provided by operating activities	$3,228	$15,787	$17,674	6,772	9,465
Net cash used in investing activities	(2,818)	(2,214)	(2,910)	(1,145)	(2,968)
Net cash provided by (used in) financing activities	(28)	(11,090)	(14,142)	(6,024)	(6,018)
Effect of exchange rate changes on cash and cash equivalents	(69)	108	64	(103)	(268)
Net increase in cash and cash equivalents	$313	$2,591	$686	$(500)	$211

Six months ended June 30, 2005 and June 30, 2004

Net cash provided by operating activities

Our operating activities provided cash of $6.8 million in the six months ended June 30, 2004, and $9.5 million in the six months ended June 30, 2005. The increase in cash from operations in the six months ended June 30, 2005 when compared to the six months ended June 30, 2004 was primarily due to an increase in net income of $2.2 million. This increase in cash from operations was partially offset by a gain of $0.5 million from exchange differences on principal of deposit and loan in the six months ended June 30, 2004 compared to a loss of $0.2 million in the six months ended June 30, 2005 as a result of fluctuations of the NIS and the Brasilian Real vis-a-vis the US dollar and an increase in other current assets of $0.8 million in the six months period ended June 30, 2005 as compared to a decrease of $0.1 million in the six months period ended June 30, 2004.

Net cash used in investing activities

Our investing activities used cash of $3.0 million in the six months ended June 30, 2005, primarily due to the purchase of property and equipment for $1.7 million, purchase of intangible assets for $0.9 million and the grant of a loan to an affiliated company of $0.2 million. Our investing activities used cash of $1.1 million in the six months ended June 30, 2004 primarily due to the purchase of property and equipment for $1.0 million.

Net cash provided by (used in) financing activities

Our financing activities used cash of $6.0 million in the six months ended June 30, 2005, primarily for repayment of our long-term loans totaling $3.3 million and a dividend payment of $2.7 million paid during such period. Our financing activities in the six months ended June 30, 2004 used cash of $6.0 million primarily for repayment of our short-term and long-term loans totaling $15.6 million and a dividend payment of $1.3 million paid during such period, which was partially offset by the incurrence of new long-term loans totaling $9.4 million and proceeds of sales of our shares held by one of our subsidiaries in the amount of $1.4 million.

Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Net cash provided by operating activities

Our operating activities provided cash of $3.2 million in 2002, $15.8 million in 2003 and $17.7 million in 2004. The increase in cash from operations in 2004 was primarily due to an increase in net income of $5.4 million, an increase in accounts payable of $2.6 million, compared to a decrease of $0.8 million in 2003, resulting from our decision to increase our inventories due to increasing levels of sales, an increase in other current liabilities of $1.9 million, compared to an increase of $2.0 million in 2003, resulting from tax liabilities, and an increase in exchange differences on principal of deposits and loans of $0.4 million, compared to a decrease of $0.8 million in 2003. This increase in cash from operations was partially offset by an increase in inventories of $1.3 million, compared to a decrease of $3.6 million in 2003, resulting from expected growth in the sale of our products in Brazil and Argentina and an increase in accounts receivable of $3.0 million,

Management's discussion and analysis of financial condition and results of operations compared to an increase of $0.6 million in 2003, resulting from the sale of our RFID products to Derech Eretz and an increase in the sale of our AVL products in Brazil. The increase in cash from operations in 2003 was primarily due to an increase in net income of $5.0 million, an increase in deferred taxes of $2.2 million, compared to a decrease of $3.4 million in 2002, a decrease in inventories of $3.6 million, compared to a decrease of $0.4 million in 2002, resulting from reduction of inventories, an increase in other current liabilities of $2.0 million, compared to a decrease of $1.7 million in 2002, resulting from our change from net loss to net income and an increase of accounts receivable of $0.6 million, compared to an increase of $3.0 million in 2002, resulting from sales of our wireless communications products on better credit terms. This increase in cash from operations was partially offset by a decrease in accounts payable of $0.8 million, compared to an increase of $2.7 million in 2002, resulting from a reduction in levels of inventories, a decrease in exchange differences on principal of deposits and loans of $0.8 million, compared to an increase of $0.7 million in 2002, and a decrease in liability for employee rights upon retirement of $0.3 million, compared to an increase of a $0.9 million in 2002.

Net cash used in investing activities

Our investing activities used cash of $2.9 million in 2004 primarily due to the purchase of property and equipment for $2.4 million and a decrease in funds with respect to employee rights upon retirement of $0.4 million. Our investing activities used cash of $2.2 million in 2003, primarily due to the purchase of property and equipment for $2.3 million and proceeds from the sale of property and equipment for $0.1 million. Our investing activities in 2002 used cash of $2.8 million primarily due to the purchase of property and equipment for $2.2 million and the purchase of intangible assets of $0.6 million.

Net cash provided by (used in) financing activities

Our financing activities used cash of $14.1 million in 2004 primarily for repayment of our short-term and long-term loans totaling $23.6 million and a dividend payment of $1.3 million paid during such period which was partially offset by the incurrence of new loans totaling $9.4 million. Our financing activities in 2003 used cash of $11.1 million primarily for repayment of our short-term and long-term loans totaling $16.2 million, which was partially offset by the incurrence of new long-term loans totaling $5.1 million. Our financing activities in 2002 used cash for repayment of our short-term and long-term loans totaling $6.4 million, which was offset by the incurrence of new long-term loans in an almost equal aggregate amount.

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of June 30, 2005:

	Payments due by period
Contractual obligations(1)	Total	July 2005 through June 2006	July 2006 through June 2007	July 2007 through June 2008	July 2008 through June 2009	From July 2009
	(In thousands)
Operating leases	$3,415	$996	$842	$684	$397	$496
Long-term loans	6,608	5,944	664	—	—	—
Total	$10,023	$6,940	$1,506	$684	$397	$496

(1)

We may have to commence paying royalties at a rate of 3% with respect to revenues derived from services provided and products sold in Brazil and Argentina pursuant to the terms of royalty provisions in some of our license agreements with Teletrac if we elect to retain our exclusive rights in these countries.

CORPORATE TAX

Israeli companies are generally subject to income tax at the corporate rate of 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter. Our subsidiary, Telematics Wireless, benefits from an Israeli government tax exemption program that reduces its effective tax rate. Telematics Wireless currently has an effective expansion program that has been granted "approved enterprise" status and an expansion program for which it has requested such

Management's discussion and analysis of financial condition and results of operations designation. Therefore, it is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. The tax benefits from the effective program expire at the end of 2010. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our "approved enterprise" was exempt from income tax in 2004 and 2005 and thereafter will be subject to a reduced tax rate of 25% for the remaining five years of the program. In order to enjoy these benefits, we have determined not to declare dividends or otherwise distribute earnings out of tax-exempt income. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with capital contributions. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. See "Israeli Taxation—Law for the Encouragement of Capital Investments, 1959." Since part of Telematic Wireless' taxable income is not derived from an "approved enterprise" (including any taxable income of its subsidiaries), its effective tax rate is a weighted average rate based on the various applicable rate and tax exemptions.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk

Although we report our consolidated financial statements in dollars, in 2004 and for the six months ended June 30, 2005, a portion of our revenues and expenses was derived in other currencies. For fiscal year 2004 and for the six months ended June 30, 2005, we derived approximately 45.6% and 46.3% of our revenues in dollars, 33.3% and 24.7% in NIS, 15.8% and 21.9% in Brazilian Reals and 5.3% and 7.1% in Argentine Pesos, respectively. In fiscal year 2004 and for the six months ended June 30, 2005, 43.5% and 47.1% of our expenses were incurred in dollars, 41.5% and 35.6% in NIS, 11.2% and 12.7% in Brazilian Reals and 3.8% and 4.6% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders' equity. As of June 30, 2005, accumulated other comprehensive income increased by $0.3 million compared to June 30, 2004. As of December 31, 2004, accumulated other comprehensive income decreased by $0.2 million compared to December 31, 2003. As of December 31, 2003, accumulated other comprehensive income increased by $0.5 million compared to December 31, 2002. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

The fluctuation of the other currencies in which we incur our expenses or generate revenues against the NIS or the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2002		2003		2004		2005
	Actual	At 2001 exchange rates(1)	Actual	At 2002 exchange rates(1)	At 2003 exchange Actual rates(1)		At 2004 exchange Actual rates(1)
							(Unaudited)
	(In thousands)
Revenues	$49,691	$53,146	$64,071	$63,440	$77,926	$77,263	$43,685	$42,400
Gross profit	18,858	17,102	26,623	26,947	36,038	35,895	20,033	19,573
Operating income	4,279	483	10,286	10,929	18,263	18,370	9,409	9,238

(1)

Based on average exchange rates during the period.

In the past, we entered into foreign currency forward contracts generally of 12 to 18 months' duration to hedge a portion of our foreign currency risk on the subscription fees payable in connection with our location-based services. The objective of these transactions is to hedge cash flow against fluctuations in the exchange rates of

Management's discussion and analysis of financial condition and results of operations the dollar, NIS, Brazilian Real and Argentine Peso. All these contracts expired in September 2004. Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under FAS No. 133, the results of which are reflected in our income statements as revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, gross profit and operating income to fluctuate.

In addition, due to increased fluctuations in the exchange rate of the US dollar vis-à-vis the Israeli Shekel in 2002, in December 2002 we commenced acquiring derivative financial instruments in order to convert currency fluctuation risks related to our US dollar denominated loans from the US dollar to other currencies which we thought would be more stable. We do not anticipate entering into such transactions in the future unless we incur significant debt in currencies that are different from the functional currency of the entity within our group incurring such debt, and any decision to enter into such transactions will require the approval of our Board of Directors and will only be made after consulting with our advisors. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are reflected in financing expenses, net. As of June 2005, we have no more open positions on such derivative financial instruments and any remaining effects on our financial results from such derivative financial instruments are reflected in our financial results for the second quarter of 2005 and will not affect our results of operations for any subsequent period.

Interest rate risk

We invest our cash balances primarily in bank deposits and therefore, we are exposed to market risks resulting from changes in general interest rates, primarily in the United States and Israel, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

Business

OVERVIEW

We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery and tracking services. We also provide wireless communications products used in connection with our location-based services and for various other applications, including automatic meter reading and radio frequency identification. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, we have recently entered into contracts to deploy our automatic vehicle location infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005, which we expect will initially be used to provide primarily SVR services in China and primarily personal tracking services in South Korea. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

We generate our revenues primarily from subscription fees paid for our location-based services and from the sale of our wireless communications products. We have achieved 14 consecutive quarters of growth in our subscriber base. In every quarter since 1998, we have achieved sequential growth in quarterly revenues from subscription fees. Our revenues and net income have increased from $49.7 million and $0.9 million for the year ended December 31, 2002, to $77.9 million and $11.2 million for the year ended December 31, 2004, representing annualized growth rates of 25.2% and 259.3%, respectively.

We were incorporated in Israel in 1994 and began marketing our location-based services and wireless communications products in 1995. In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel Aviv Stock Exchange. As of June 30, 2005, we had 761 employees worldwide.

Location-Based Services

For the year ended December 31, 2004, 46.9% of our revenues were attributable to our location-based services, and for the six months ended June 30, 2005, 47.1% of our revenues were attributable to our location-based services. As of June 30, 2005, we provided our services in Israel, Brazil, Argentina and the United States to approximately 152,000, 90,000, 47,000 and 9,000 subscribers, respectively.

Stolen vehicle recovery services

Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include both individual vehicle owners who subscribe to our services directly and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services and purchase automatic vehicle location products supporting these SVR services from us on behalf of their customers. According to a report published in 2004, Dun & Bradstreet, an independent market research firm, estimated that our market share for SVR services in Israel is approximately 75%, based on the aggregate number of installed AVL systems. We estimate that in the markets in which we operate, we have recovered vehicles worth over $400 million in over seven years of operations. In 2004, we recovered 3,787 vehicles with a total value of approximately $90 million. We have been experiencing strong penetration in Brazil and Argentina where we have grown our subscriber base from approximately 25,000 and 5,000 as of December 31, 2002 to approximately 90,000 and 47,000 as of June 30, 2005, representing an increase of 260.0% and 840.0% respectively over such 30 month period. Over the last three years, our monthly subscriber churn rates have averaged under 2.0% per month, our stolen vehicle recovery rates have averaged approximately 85%, based on the total number of our subscribers' vehicles stolen and recovered in the markets we serve, and our average vehicle recovery time, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered, has, based on our records, averaged approximately 20 minutes.

Business

Fleet management services

Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of June 30, 2005, we provided our services to approximately 30,000 end-users through 2,000 corporate customers in Israel, Brazil and the United States.

Value-added services

Our Personal Advanced Locator, which we refer to as PAL, services allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide our PAL services in Israel only and, as of June 30, 2005, we had approximately 4,200 subscribers to this service.

Wireless Communications Products

For the year ended December 31, 2004, 42.9% of our revenues were attributable to the sale of our wireless communications products, and for the six months ended June 30, 2005, 48.0% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including:

automatic vehicle location, which we refer to as AVL;

automated meter reading, which we refer to as AMR; and

radio frequency identification, which we refer to as RFID.

Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product or will have our end-unit installed in a watch or other accessory, an additional option currently under development. We recently entered into contracts with third-party service providers who intend to provide location-based services in China and South Korea. These contracts involve the setting up and deployment of the necessary terrestrial network and base stations throughout the relevant regions, establishing the control centers and providing the necessary end-units to be installed in vehicles, watches or other accessories, or PAL products. In 2004, we commenced deploying our AVL infrastructure in China and in 2005, we commenced deploying our AVL infrastructure in South Korea. Once the infrastructure for our AVL system is established in these regions, we expect a significant increase in sales of our end-units, initially in China and, at a later stage, in South Korea. We expect that the relevant third-party operators will initially provide primarily SVR services in China and primarily personal tracking services in South Korea.

Our AMR products enable the remote reading of water meters from a range of up to 1,000 feet. This allows the operator to extract information by walking or driving by the water meter, thus reducing the time and manual labor required to obtain the necessary information. In addition, our AMR wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering. As a result, we believe that our AMR products improve billing accuracy, reduce costs and increase reliability of collecting consumer usage data. We sell our AMR products exclusively to Arad Technologies that incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary, Master Meter.

Our RFID products enable high-speed communication between mobile transponders and roadside readers and are primarily used for electronic toll collection systems. Other applications of our RFID products include electronic security seals for containers and border crossings, and electronic weigh station devices. We sell our electronic toll collection devices to Derech Eretz, the sole toll road operator in Israel, and to the transit authority

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of the State of Minnesota. We sell our electronic weigh station devices to ACS-SLS, a subsidiary of ACS, and to Norpass, a provider of mainline screening systems at weigh stations. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, such as the United States Department of Homeland Security and the United States Customs and Border Protection Agency. We were selected to participate in these pilot programs on the basis of our competitive bids to provide our RFID products in response to requests for proposal made by the relevant federal or state governmental agencies or through third-party bidders or pilot program participants seeking to outsource the production of RFID products for use in their RFID-based systems. We believe our selection for these pilot programs represents a first step in our attempt to penetrate the radio frequency identification market in the United States and is strategically important for producing revenue-generating contracts.

INDUSTRY OVERVIEW

While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

Location-based services

Stolen vehicle recovery

The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies' efforts to reduce incidents of loss. According to a 2003 report by Ward's Communication, an independent provider of automobile industry research, approximately 55 million vehicles were sold globally in 2002, and according to a United Nations survey of crime trends covering the period 2001 to 2002, approximately 3.1 million vehicles were stolen globally during the same period. According to a March 2005 report by the Insurance Information Institute, in the United States alone, vehicle thefts accounted for 2% of the premiums paid for private passenger car insurance in 2003, or $3 billion. Interpol estimates in a November 2001 press release that the value of vehicles stolen from 45 countries in 2001 was approximately $21.0 billion. According to a March 2004 report by the Freedonia Group, an independent market research firm, the United States market for vehicular security monitoring services, which includes dedicated alarm monitoring and integrated telematics systems, was valued at $800 million in 2003 and is expected to increase to $2.2 billion in 2008, representing an average annual growth rate of 22.4%, at which time the market is expected to support 7.9 million subscribers for these services. In some of our markets, demand for SVR services has been further enhanced by incidents of carjackings and car-related kidnappings that have increased consumers' perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.

As indicated below, vehicle theft rates vary by geographic region.

Israel:    According to a 2004 report by the Israeli police and the Israeli Central Bureau of Statistics, 30,851 vehicles were stolen in Israel in 2004, representing an increase of 19.4% compared to 2003.

Brazil:    According to the official website of the police force of the state of São Paulo, 75,898 stolen vehicles and vehicle robberies were reported in 2004.

Argentina:    According to a 2002 study by the Ministry of Justice, Safety and Human Rights of Argentina, 2.5% of the population of Buenos Aires, or approximately 275,000 people, were victims of vehicle theft in 2001.

United States:    According to a 2003 FBI Uniform Crime Report, the State of Florida had the third highest incidence of vehicle theft in the United Sates in 2003, with 81,563 vehicles stolen.

A wide range of vehicle security products, with varying degrees of sophistication and pricing, are available to vehicle owners today. These products can be divided roughly into two categories:

1)

Traditional products, such as locks, alarms and traditional immobilizers. These devices are limited in their effectiveness as most can be disarmed easily and typically require the driver to activate the device upon

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leaving the vehicle. Also, unmonitored alarms that set off sirens are routinely ignored by people as the incidence of false alarms has been historically high. Furthermore, these products can only help in preventing theft and not in recovering the vehicle once it is stolen.

2)

More sophisticated products that include some form of remote monitoring and communication. This category can be further separated into devices that simply provide information on the general direction of the vehicle and those that enable the location, tracking and recovery of the vehicle in real time.

AVL technology is typically used to report stolen vehicles to police, provide real-time location and tracking information and immobilize the vehicle if necessary. The application of AVL technology has proven to be effective in increasing the recovery rates of stolen vehicles. As a result, many insurance companies in countries such as Israel, Brazil and Argentina either offer discounts between 15% and 25% on insurance premiums for vehicles equipped with AVL systems or require customers to install such AVL systems in vehicles above a pre-determined value.

Fleet management

The market for fleet management services ranges from very large fleets of thousands of vehicles to very small fleets of five vehicles or less, with smaller fleets constituting a significant portion of the market given the large number of companies that maintain a fleet today. Fleet management services allow fleet operators to locate, monitor and communicate with their vehicles and employees in the field in real time. This helps them to better track loads, predict arrival times, schedule customer appointments, reduce fuel usage and manage vehicles' maintenance schedules. By increasing efficiency and reducing costs, fleet management can provide a quantifiable return on investment for fleet operators, as well as improve customer satisfaction. In addition, fleet management services can enhance driver security and can notify the fleet operator if a vehicle leaves a prescribed geographic region, reducing theft-related liabilities.

A principal factor supporting fleet management industry growth is the presence of millions of vehicles that are in commercial use but which are not yet equipped with fleet management systems. According to a 2004 report, Frost & Sullivan, an independent market research firm, estimates that in mid-2003 there were over 50 million commercial vehicles in North America, of which only 1.0% to 2.0% were equipped with telematics systems. According to the same report by Frost & Sullivan, the total North American commercial vehicle telematics market was valued at approximately $705.0 million in 2003. In addition, they estimate that telematics-related hardware revenues are projected to grow from $239.0 million in 2003 to $1.8 billion in 2012, representing a compounded annual growth rate of 25.3%, while related service revenues are projected to grow from $466.0 million in 2003 to $4.8 billion in 2012, representing a compounded annual growth rate of 29.7%.

Wireless communications products

Automatic vehicle location

AVL is one of the many possible applications for wireless location technology and is an umbrella term used for communication equipment and services that facilitate wireless tracking of vehicles, as well as assets and persons.

Typical AVL applications include:

Security	Transportation	Emergency and health care	Telecommunication services	Government
Vehicle tracking	Fleet management	Patient tracking	Maintenance vehicle tracking	Government vehicle tracking
Personal tracking	Parcel tracking	Ambulance tracking
Asset tracking	Public transit

Currently, the main underlying technologies available for wireless location and tracking in the AVL industry are terrestrial network triangulation, GPS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

Terrestrial network triangulation uses the wireless signals transmitted by an end-unit in the vehicle and received by a network of land-based wireless antennas (base stations) installed in the relevant coverage region in order to determine the precise location of the transmitter.

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GPS-based systems utilize specially designed GPS devices in the vehicle that receive data from three or more satellites in order to determine the location of the device. Once located, GPS-based systems require a cellular or another wireless network to communicate with a remote control center.

Network-based cellular systems utilize signals between the wireless device and the cellular operator's network of land-based antennas in order to triangulate the location of the relevant device. These systems require two-way communication between the device and antennas and, therefore, both a transmitter and receiver need to be installed in the vehicle.

RF-based homing systems utilize direction-finding technology based on a tracking signal transmitted by the end-unit in the vehicle, which is activated by a unique radio signal from the tracking unit once the vehicle is reported stolen.

Automatic meter reading

The AMR market includes systems that enable water, gas and electricity meters to be read remotely. Drive-by and walk-by systems are the primary AMR market segments today and are most economical for rural and suburban areas. The overall benefit of AMR technology is the enhanced access to data relating to the use of the relevant utility at a lower cost. Demand for AMR products is primarily driven by the potential for utilities to improve billing accuracy, reduced costs and increased reliability.

We estimate that the United States represents a significant portion of the global market for AMR products. Demand for AMR systems in the United States is driven by the approximate five- to seven-year replacement cycle for existing water meters, the trend towards automatic meter readers versus legacy meters and the increase in the number of customers as a result of increased levels of housing starts since 2001. According to a 2003 report by Frost & Sullivan, the annual AMR revenues and unit shipments in North America are forecasted to increase from 2002 levels of $580.5 million and 8.9 million units, respectively, to $690.9 million and 12.1 million, respectively, in 2010.

Radio frequency identification

The segment of the RFID market that we address includes three principal applications: electronic toll collection, electronic security seals and electronic weigh stations. Wireless communications technology is used in RFID applications where data exchange is rapid, communication zones are dynamically and rapidly changing and where battery life of months or even years is desirable.

Electronic toll collection is a technology that allows for electronic payment of highway tolls and replaces the need for manual collection tollbooths. In addition, it can allow such transactions to be performed while vehicles travel at near-highway cruising speeds. Electronic toll collection systems are a significant improvement over conventional toll collection techniques because such systems reduce lines at toll plazas, reduce toll collection costs, save fuel, reduce mobile emissions by reducing or eliminating waiting times, and enhance audit control by centralizing user accounts. In the United States, the increase in the overall number of vehicles has led to growing congestion on roads and an increase in the average time a commuter spends sitting idle in the car due to traffic jams. This has led to an increased demand for paid express lanes, which enable paying commuters to save time and avoid traffic jams. Approximately 25 states in the United States have passed legislation allowing some form of private toll roads, including the transit authority of the State of Minnesota, which is converting car pool lanes on Interstate 394 into paid express lanes.

Electronic sealing is commonly used as a freight security system where transponders are used to automatically identify individual containers or trucks at border entry points. The growth of the RFID market for this application in the United States has largely been driven by the recent standardization of the communications protocols on which RFID technology operates. Such standardization increases the interoperability of devices which, in turn, increases demand for such products from various organizations, including the United States Department of Homeland Security and the United States Customs and Border Protection Agency.

Electronic weigh stations allow for identification and weighing of trucks in real time at near-highway cruising speeds, thus allowing trucks that comply with the weight limitations to bypass conventional weigh stations.

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OUR PRODUCTS AND SERVICES

Location-based services

Stolen vehicle recovery

Our stolen vehicle recovery system is based on three main components: an AVL end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center.

Once the control center receives indication of an unauthorized entry into a vehicle equipped with our AVL end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle's theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology and notify the relevant law enforcement agency. In Israel, Brazil and Argentina, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

Fleet management

We are among the few companies that offer their customers the use of a comprehensive application for fleet management both by using an Internet site and workstations. Our system allows our customers 24-hour access to information on their fleets through our active control center and also provides alerts on vehicle temperature and driver emergencies.

Value-added services

Personal advanced locator services.    Our services allow consumers to protect valuable merchandise and equipment, as well as to track individuals. Currently, we provide our PAL services in Israel only.

The PAL device is a two-way pager that helps us determine the location of the relevant equipment or person being tracked. Our PAL services, which are based on terrestrial network triangulation, have numerous applications, including location of patients with amnesia, portable distress buttons for the elderly and children,

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theft protection for valuable equipment and merchandise and other assets, such as computer equipment and beehives. In addition, there has been an increased use of our PAL devices in vehicles as back-up to our AVL systems.

Concierge services    Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Israel and have recently begun offering such services in Argentina and in Brazil.

Wireless communications products

Our wireless communications products are used for various applications in the AVL, AMR and RFID markets.

Automatic vehicle location

Our AVL products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has one of our end-units installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product or will have our end-unit installed in a watch or other accessory, an additional option currently under development. We have recently entered into two contracts with third-party service providers for the deployment of our turn-key location-based solution consisting of our AVL infrastructure and end-units that includes the deployment of a network of base stations throughout a region, the establishment and operation of a control center, the supply and installation of end-units and a range of value-added services, in China and South Korea and we are currently in the initial set-up and network deployment phase in Beijing, Shanghai and Seoul. We expect that the relevant third-party operators will initially provide primarily SVR services in China and primarily personal tracking services in South Korea. Our key wireless communications products for AVL applications include:

TULIP:    a transmitter installed in vehicles that sends a signal to the base site, enabling the location of a vehicle;

MAPLE:    an alarm system that identifies an intruder and activates the transmitter to send a signal to the base site;

PAL:    a portable transmitter located on an asset or on an individual that sends a signal to the base site, enabling the location of the asset or individual;

Base Site:    a radio receiver, which includes a processor and a data computation unit to collect and send data to and from transponders and send that data to control centers as part of the terrestrial infrastructure of the location system; and

Control Center:    a center consisting of software used to collect data from various base sites, conduct location calculations and transmit location data to various customers and law enforcement agencies.

Automatic meter reading

Our AMR products enable the remote reading of water meters. Our AMR systems include wireless modems that are installed inside water meters and transmit relevant metering data for the purposes of automatic billing, prevention of leaks and the preparation of on-line reports. Our AMR products, which were jointly developed by Arad Technologies and us, are commercially named Dialog-3G. Our key AMR products include:

TMW:    a transponder installed inside a water meter for the purpose of receiving measurement data and wirelessly transmitting such data to the MMR;

UNIVERSAL:    a transponder functionally similar to the TMW, but which is installed outside the relevant water meter for "add-on" applications;

MMR:    a transceiver that is used for remote reception of the TMW's transmission data, either as a hand-held or drive-by unit; and

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DS Line of Products:    a new product line launched in the second quarter of 2005, functionally parallel to the TMW, UNIVERSAL and MMR devices, but with further reception range and improved resistance to interference.

Radio frequency identification

Our RFID products enable communication between mobile transponders and roadside readers and are primarily used for electronic toll collection systems. Other emerging applications include electronic security seals for containers and border crossings, and electronic weigh stations. Our key RFID products include:

FP-100AT:    a transponder designed to send signals to the FP-300 or FP100RA reader for use on toll roads and at border crossings and electronic weigh stations;

FP-300/FP100RA:    a transceiver/reader that is used for remote reception of the FP-100AT transponders that are installed along the relevant roadside, border crossings and weigh stations;

Electronic Seal for Containers – FP-200SA:    these products are used for the identification and reporting of unauthorized entry to containers in transit that employs such systems and are interoperable with FP-300, FP100RA, FP-200HH readers; and

FP-200HH:    a hand-held transceiver used primarily at border crossings and for other short distance reading and programming.

DESCRIPTION OF OPERATIONS IN KEY GEOGRAPHIES

The following table lists the key services and products that we currently sell or intend to sell in different regions of the world:

Country	Services offered	Products sold
Israel	SVR Fleet management Value-added services	AVL RFID
Brazil	SVR Fleet management Value-added services	AVL
Argentina	SVR Value-added services	AVL
United States	SVR Fleet management	AVL AMR RFID
China(1)		AVL(2)
South Korea(1)		PAL(2)

(1)

Location-based services to be provided by third parties.

(2)

Currently only includes sale of AVL infrastructure. We intend to sell end-units to third-party providers of location-based services.

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

Israel:    We commenced operations in Israel in 1995 and we had approximately 152,000 subscribers as of June 30, 2005. We maintain 96 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour. In addition, our RFID products are used in the Derech Eretz toll road.

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Brazil:    We commenced operations in Brazil in 2000 and we had approximately 90,000 subscribers as of June 30, 2005. We currently operate only in the metropolitan areas of São Paulo and Campinas.

Argentina:    We commenced operations in Argentina in 2002 and we had approximately 47,000 subscribers as of June 30, 2005. We currently operate only in the metropolitan area of Buenos Aires.

United States:    We commenced operations in the United States in 2000 and until 2004 we operated only in Florida. As of June 30, 2005, we had approximately 9,000 subscribers for our location-based services in the United States.

OUR COMPETITIVE STRENGTHS

We believe that we maintain the following competitive strengths:

Superior technology.    Our AVL products, SVR services and value-added services (PAL and concierge) are based mainly on terrestrial network triangulation, which enables accurate tracking even in dense urban areas and underground locations. Products based on terrestrial network triangulation are less susceptible to jamming than products based on other available technologies, including GPS and network-based cellular systems, and, unlike direction-finding homing devices, provide precise location information. In areas where we do not have terrestrial network triangulation system coverage, we also rely on GPS technology for our fleet management services, which allows our customers to receive 24-hour access to vehicle information, including driver emergencies. Our AMR products enable the remote reading of water meters from a range of up to 1,000 feet and our wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering. Our RFID products, specifically our electronic toll collection devices, allow the reading device to process signals from the transponder accurately, even when the vehicle is traveling at speeds as high as 120 miles per hour.

Comprehensive solution.    We offer a comprehensive turn-key location-based solution consisting of our AVL infrastructure and AVL end-units that includes the deployment of a network of base stations throughout a region, the establishment and operation of a control center, the supply and installation of vehicular end-units and a range of value-added services. We have recently entered into contracts to sell this comprehensive turn-key location-based solution in China and South Korea to third-party service providers and are currently in the initial set-up and network deployment phase in Beijing, Shanghai and Seoul. We expect that the relevant third-party operators will initially provide primarily SVR services in China and primarily personal tracking services in South Korea.

Strong relationships with insurance companies.    We have established relationships with both global and local insurance companies, including AIG, Generali, HSBC, Mapfre, Porto Seguro and La Caja. Insurance companies drive demand for our SVR and our AVL products by requiring our customers to install a security system and offering financial incentives through insurance premium discounts. Insurance companies provide us with a significant distribution channel, while allowing us to save on selling and marketing costs.

Established subscriber base with generally predictable subscriber fees.    We have an established and growing global customer base of approximately 298,000 subscribers as of June 30, 2005, approximately 47.1% of our revenues were attributable to our location-based services. Assuming no additional growth in our subscriber base, based on our historical churn rate of under 2% per month, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Leverageable subscription model.    Our location-based services business model generally allows us, once we incur the initial cost involved in deploying the infrastructure in a region, to increase the number of our subscribers without a commensurate increase in additional direct costs. For example, between December 31, 2002 and June 30, 2005, we added approximately 120,000 net subscribers, which translated into additional annual revenues of approximately $15.6 million with only an approximate $3.1 million increase in related annual cost of revenues.

Proven track record.    We have over 10 years of experience in providing SVR services. Over the last three years, we achieved an average stolen vehicle recovery time of approximately 20 minutes from the time an unauthorized

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entry is confirmed or reported to the time the vehicle is recovered and an average recovery rate of approximately 85% based on the total number of our subscribers' vehicles that were stolen and recovered in the markets we serve.

OUR GROWTH STRATEGY

Key elements of our growth strategy include:

Increase penetration rates in our existing geographical market for location-based services and expand into new markets.    We believe that there is significant potential to increase our subscriber fees and sales of related AVL products in both our existing markets and new markets. For example, in Buenos Aires, Argentina, we started offering our SVR services in 2002 and had approximately 47,000 subscribers as of June 30, 2005. We believe that there is a significant potential for us to further increase our subscriber base in this market based on the number of vehicles and high vehicle theft rates.

We also intend to identify additional cities where our services and technology platform meet evolving customer needs. For example, based on our results and experience in São Paulo, Brazil, insurance companies have encouraged us to expand our services to Rio de Janeiro, Brazil, and we have commenced the deployment of the initial infrastructure there this year.

Offer turn-key product solutions.    We anticipate a significant increase in the sale of our end-units in 2005 and 2006 resulting from our recently executed contracts with third-party location based services providers in China and South Korea. These contracts involve the deployment of our entire AVL system, including the related network infrastructure, base stations, control centers and end-unit devices. We commenced receiving revenues under the China contract in the fourth quarter of 2004 as we began the deployment of our AVL infrastructure in Shanghai. Once our infrastructure is fully deployed in a region, we expect additional revenues from an increase in sales of our end-units.

Expand applications for our wireless communications products.    In addition to existing applications for our AMR and RFID products, we are actively promoting new applications for our products with existing and potential customers. We were recently awarded contracts from the transit authority of the State of Minnesota, ACS-SLC, a subsidiary of ACS, and Norpass for the provision of our RFID products, and are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, including the United States Department of Homeland Security. In addition, our Research and Design department is currently working on expanding our AMR product lines to include fixed area network systems and to adapt the Dialog 3G product lines for the electrical power and natural gas meter industry.

Offer new value-added services for our subscribers.    We will continue to add new features and functionality to our services, some of which will be incorporated into our services as free upgrades while others will be offered for additional subscription fees. We aim to use these services to generate incremental subscriber fees and to enhance our customer retention. Our concierge and PAL services are examples of such value-added services.

Acquire complementary businesses and technologies.    We are currently looking to acquire businesses that will increase our location-based services market share in the markets in which we currently operate and/or provide us an established subscriber base in additional markets. In addition, we are looking to acquire businesses and/or technologies that address applications that are complementary to our existing product lines.

CUSTOMERS

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2002, 2003 and 2004 and the six months ended June 30, 2005, other than Arad Technologies, which represented 10.2% of our revenues in 2004, no single customer or group of related customers comprised more than 10% of our total revenues.

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Location-based services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of
June 30, 2005, we had approximately 298,000 subscribers.

Fleet management

Our customers in the fleet management market include small-, mid- and large-size enterprises. As of June 30, 2005, approximately 2,000 corporate customers had installed our wireless communications products in approximately 30,000 vehicles in industries such as telecommunications, courier/delivery, field service, distribution, construction, security, facilities/waste management, cable/broadband, freight and passenger transportation and utilities.

Value-added services

Our concierge services are provided to existing SVR customers. As of June 30, 2005, we had approximately 15,000 subscribers to our concierge service in Israel and approximately 4,200 of our PAL devices were installed in valuable merchandise and equipment, or carried by individuals.

Wireless communications products

Historically, we only provided our AVL products in connection with our own SVR services. However, we recently signed an agreement with third-party service providers in China and South Korea to provide a turn-key location-based solution consisting of deploying our AVL infrastructure and selling our end-units. We are currently in the initial set-up and deployment phase of our infrastructure in Shanghai, Beijing and Seoul. We expect to commence sales of our end-units in Shanghai, Beijing and Seoul in 2006.

We believe that we have sold our AMR products to over 1,000 water utilities through Master Meter, a wholly-owned subsidiary of Arad Technologies, with whom we have an exclusive agreement. Our RFID products are sold in Israel and the United States. Our electronic toll collection devices are deployed by Derech Eretz, the sole toll road operator in Israel, and by the transit authority of the State of Minnesota and we sell our electronic weigh station devices to ACS-SLS, a subsidiary of ACS, and Norpass. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, including the United States Department of Homeland Security and the United States Customs and Border Protection Agency. Although these pilot programs do not currently represent a material portion of our business or revenues, and we do not know if they may lead to revenue-generating contracts in the future, we believe our selection for these pilot programs represents a first step in our attempt to penetrate the RFID market in the United States.

SELLING AND MARKETING

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of June 30, 2005, our selling and marketing team consisted of 82 employees.

Location-based services

Stolen vehicle recovery

Our marketing and sales efforts are principally focused on four target groups: insurance companies and agents, car dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners) and private subscribers.

We maintain marketing and sales departments in each geographical market in which we operate. Each department is responsible for maintaining our relationships with our principal target groups. These responsibilities also include advertising and branding, sales promotions and sweepstakes.

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In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealers for new or used cars.

Fleet management

Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Currently, our fleet management services are also marketed by the sales force of one of the largest cellular service providers in the United States.

Wireless communications products

Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States. In China and South Korea, we plan to sell our AVL end-units, including our PAL products, to third parties who intend to provide location-based services based on these products.

Our AMR products are incorporated into products of Arad Technologies, which, through its wholly-owned subsidiary Master Meter, markets and distributes its products independently. Our exclusive agreement with Arad Technologies is in effect until 2009 and covers, in addition to water meters, electricity, gas meters and other applications using AMR technology.

In Israel, Derech Eretz undertakes marketing and distribution of our RFID products. In the United States, we market our RFID products independently, focusing our efforts on corporations and/or integrators that market our products to consumers and state agencies.

COMPETITION

We face strong competition for our services and products in each market in which we operate. We compete primarily on the basis of superior technology, functionality, ease of use, quality, price, service availability, geographic coverage, track record of recovery rates and response times and financial strength. For example, we believe terrestrial network triangulation technology, which we use for most of our location-based services and our AVL products, is superior to other technologies used by our competitors because our products are less susceptible to jamming, provide greater geographic coverage and, unlike direction-finding homing systems, provide precise location information. With respect to our AMR products, we believe our products are superior to our competitors due to our products' ability to enable the remote reading of water meters from a range of up to 1,000 feet and because our wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering. With respect to our RFID products, specifically our electronic toll collection devices, we believe our products are superior because they allow the reading device to process signals from the transponder accurately, even when the vehicle is traveling at speeds as high as 120 miles per hour.

Location-based services

We currently compete with a variety of companies in each of our markets. The three major technologies utilized by our competitors are GPS/cellular, network-based cellular and radio frequency-based homing systems. In addition, new competitors utilizing other technologies may continue to enter the market.

Stolen vehicle recovery

The specific competitive challenges we face in each geographic region that we operate in are described below:

Israel.    According to a Dun & Bradstreet report published in 2004, we currently hold a 75% market share of the Israeli vehicle location market. Our primary competitors in Israel are Eden Telecom Ltd. (Pointer) and Rav-Bariah Satellite Location Ltd.

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Brazil.    Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are LoJack Corporation, Car System and Sascar Corporation.

Argentina.    Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Pointer Corporation, Ovi Car, Nexus Telocation Systems Ltd. and Hawk Corporation.

United States.    In the United States, there are at least three major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation and Air Cept Corporation.

We are currently unable to provide market share information other than our market share information for the vehicle location market in Israel for various reasons, including the broad range of services and products that compete in these markets, the non-existence of trade publications with respect to the products and services we offer in such markets and the lack of meaningful or accurate market research or data available to us.

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are @Road, Navtrack and Teletrac. In Brazil, our main competitors are Autotrack, Controlsat and Omnilink.

Wireless communications products

Automatic vehicle location

Our AVL system is based on terrestrial network triangulation technology and primarily competes with companies that use one of three main technologies: GPS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

Although AVL products based on GPS, network-based cellular and homing technologies do not require the construction of a separate infrastructure of base stations as with terrestrial network triangulation systems such as ours, such solutions have certain drawbacks. GPS receivers require line of sight to at least three satellites, which reduces their effectiveness in areas where the satellite signals are subject to interference and "noise" (such as urban areas, buildings or parking garages, forests and other enclosed or underground spaces). GPS and network-based cellular systems are also prone to jamming since the tracking signal receivers are located in the vehicle and can be easily tampered with. In addition, the satellites utilized by GPS devices are managed by the United States Department of Defense and can be subject to forced temporary outages. For example, during the first Gulf War, the United States Department of Defense prohibited the commercial use of the GPS satellites for a two-week period. The main disadvantage of homing systems is that they provide only the general direction and not the precise location of the end-unit. In addition, homing systems require that the vehicle be reported stolen before the tracking signal can be activated, which may result in a delay between vehicle theft and recovery.

Terrestrial network triangulation systems have succeeded in overcoming some of the challenges faced by systems based on other technologies. Terrestrial network triangulation technology does not require line of sight and the signals are not easily interrupted in densely populated or obstructed areas. Also, the signals are transmitted from the end-unit in the vehicle to a network of base stations. Therefore, in order to jam the system, receivers in each individual base station within range of the end-unit would have to be jammed, which is difficult to accomplish. Additionally, since the primary application of terrestrial network triangulation systems in the AVL industry is vehicle location and not continuous two-way communication, short bursts of data are sufficient for tracking purposes, which enable the network of base stations to be deployed at a much lower density in the coverage area than traditional network-based cellular base stations. Terrestrial network triangulation systems are capable of determining the precise location, and not just the general direction, of a vehicle at any moment in time. Furthermore, when connected with the existing theft protection system in the vehicle, terrestrial network triangulation systems automatically alert the control center when a vehicle is stolen and do not require that the

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vehicle be reported stolen, which can potentially reduce stolen vehicle recovery times to a few minutes. The main disadvantage of terrestrial network triangulation systems is the necessity to deploy a physical infrastructure, including the construction, development and deployment of a network of base stations and a control center and the need to address the various financial, legal and practical issues associated with such deployment. Any such deployment entails an investment of a sizable amount of money prior to the receipt of any revenues.

Automatic meter reading

Our AMR product, which is marketed through Master Meter, competes with products developed and marketed by Hexagram Inc., Itron Inc. Invensys, Neptune Technology Group, Inc., Datamatic, Ltd., Ramar Technology Ltd., American Meter Company and DSCI Corp. Our AMR products enable the remote reading of water meters from a range of up to 1,000 feet. This allows the operator to extract information by walking or driving by the water meter, thus reducing the time and manual labor required in order to obtain the information. In addition, our AMR wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering.

Radio frequency identification

In the United States, the principal market in which we operate, our primary competitors are Mark IV (the provider of the E-ZPass product), Delco and Raytheon. Our RFID products are characterized by the ability of the reader to process transmissions from the in-vehicle unit, even when the vehicle is traveling at speeds of as high as 120 miles per hour. This eliminates the need for the vehicle to slow down in the toll booth area, as is required with currently available electronic toll products, such as the E-ZPass product in the United States.

TECHNOLOGY

Our wireless communications applications tend to have the following characteristics:

relatively small data packets;

data distribution in short bursts;

low power consumption;

transmissions in the unlicensed and licensed channels of the communications spectrum;

relatively short transmittal distances;

priority on precision and delivery timing (latency);

low cost; and

smart protocols for large number of terminals.

Our wireless communications platform comprises several critical components that utilize technologies that are either proprietary to us or are based on industry standards. While the applications of our products differ in terms of the purpose and utilization of the data transmitted, our products are similar in that each radio device transmits identifying signals to one or more fixed or mobile base station or receiver.

AVL technology

Our AVL products are based on terrestrial network triangulation technology that relies on three main components: an end-unit that is installed in the vehicle (and in some cases is attached to an asset or individual), a network of base stations and a 24-hour manned control center. The transmission of a Direct Sequence Spread Spectrum, which we refer to as DSSS, signal from the transmitter (uplink) located in the vehicle is triggered via (i) a physical connection (for example, the unauthorized opening of the car door) or (ii) remotely by an interrogation signal sent by a distant operator and addressed to the specific device (downlink). Several remote base stations receive the DSSS signal from the transmitter. The base stations then perform an accurate measurement of the time of arrival of the signal and send this information to the relevant control center. A

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computer located in the control center calculates the precise location of the device using sophisticated algorithms and our control center personnel then communicate with the relevant law enforcement agency to recover the vehicle or asset or locate the person.

Use of terrestrial network triangulation technology requires the construction, development and deployment of a network of base stations. The number of base stations required to obtain complete communications coverage is dependent on the size and geography of a particular region. Base stations, consisting of a radio receiver, which includes a processor and a data computation unit to collect and send data to and from transponders and send that data to a control center, are erected on land and the installation and operation of the base sites require licenses from relevant local and regional governmental and regulatory authorities, including (i) a license that allows us to use designated frequencies for broadcasting, transmission or reception of signals and information and to provide telecommunication services to our customers, (ii) a building permit, which permits us to erect our base sites and transmit therefrom, (iii) product specific licenses (commonly known as type approvals), which enable us to use the equipment necessary for our services, and (iv) a general commerce license, which allows us to offer our services to the public. It is also necessary to construct a control center employing software used to collect data from the various base sites, conduct location calculations and transmit data to various customers and law enforcement agencies.

AMR technology

As with AVL technology, automatic meter reading involves the transmission of relatively small amounts of data in short bursts. Low-power operation is essential since the signals must travel up to 1,000 feet. In addition, delivery reliability and timing are important elements of a successful operation. Our AMR products are based on radio frequency technology, which is a widely adopted automatic meter reading technology. Differentiating aspects of our AMR technology include:

The remote reading of water meters from a range of up to 1,000 feet, which allows the operator to extract information by walking or driving by the water meter, thus reducing the time and labor associated with manual data collection. This translates into cost savings as well as incremental revenue for utilities since every meter can be read and billed accurately and efficiently.

Optimal utilization of FCC regulations using several configurations/models providing high marketing flexibility with a high power digital wideband module, a high power frequency hopping module, a high power input module, a low power narrow band module and a recently introduced DSSS high power module.

Unique base station/reader modules based on the principles of "software radio", allow high flexibility and easy configuration.

RFID technology

In the electronic toll application of RFID technology, fixed readers continuously transmit special signals, which are received by in-vehicle transponders entering the reader's communication zone. During a short communication at a high data rate, the reader "extracts" relevant information required for the transaction from the transponder's memory. Secure TDMA protocol enables reliable simultaneous communications between the reader and many transponders in the range without interference. This allows for a much faster transaction process, which eliminates the need for the vehicle to slow down in the toll booth area.

GPS technology

While our SVR services and value-added services, consisting of PAL services and concierge services rely mainly on terrestrial network triangulation technology, our fleet management services in areas where we do not have terrestrial network triangulation system coverage rely on GPS technology. GPS technology utilizes three or more satellites communicating with a ground station to triangulate (measure distance using the travel time of radio signals) in order to determine the location and other information concerning a vehicle. We are among the few companies that offer their customers the use of a comprehensive GPS-based application for fleet management

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both by using an Internet site and workstations. Our system allows our customers 24-hour access to information on their fleets through our active control center and also provides alerts on vehicle temperature and driver emergencies.

INTELLECTUAL PROPERTY AND LICENSES

We seek to protect our intellectual property through patents, trademarks, contractual rights, trade secrets, know-how, technical measures and confidentiality, non-disclosure and assignment of inventions agreements and other appropriate protective measures to protect our proprietary rights in the primary markets in which we operate. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret, know-how or other piece of intellectual property other than some of the licenses obtained from Teletrac.

We typically enter into non-disclosure and confidentiality agreements with our employees and consultants. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances.

Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, the components of which were originally developed by Tadiran and were acquired and improved by us, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by Teletrac and are currently licensed to us by Teletrac and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by Teletrac and licensed to us under exclusive and non-exclusive licenses.

Certain technology for our AVL end-units is subject to the terms of a grant Telematics Wireless received from the Israeli Office of Chief Scientist to partially fund the development of certain components of our AVL system. Pursuant to the terms of this grant, which required repayment and has already been paid in full, we are not permitted to transfer the relevant technology to a foreign entity without the prior approval of the Israeli Office of Chief Scientist.

Ituran, Mr. Big, Rav-Tag and the related logos are our trademarks, which have been registered in Israel. This prospectus also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

MANUFACTURING OPERATIONS AND SUPPLIERS

Most of our wireless communications products are manufactured and assembled by a limited number of unaffiliated manufacturers in Israel. We usually engage with our manufacturers either on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients, or on a partial turn-key basis in which we purchase the raw materials and deliver them to our manufacturers that do the manufacturing, assembly and quality assurance checks. We do not depend on a single manufacturer for the production of our products. Our main manufacturers are R.H. Electronics, Ltd., an enterprise located in Nazareth, Israel, Flextronics (Israel) Ltd., an enterprise located in Migdal Haemek, Israel, and Teliran, Ltd., an enterprise located in Petach Tikva, Israel.

Our quality assurance and testing operations are performed by our manufacturers at their facilities, while using our quality assurance and testing equipment and in accordance with the test procedures designated by us. We monitor quality with respect to key stages of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. We are ISO 9001 certified. We believe that our quality assurance procedures have been instrumental in achieving the high degree of reliability of our products.

Some of our products (principally the integration and testing of base sites, which are manufactured in low quantities and tend to be more technically sophisticated) are manufactured by us in Telematics Wireless' facilities in Holon.

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Several components and subassemblies included in our products are presently obtainable from a single source or a limited group of suppliers and subcontractors. We maintain strong relationships with our manufacturers and suppliers to ensure that we receive an adequate supply of products, components and raw materials at favorable prices and to access their latest technologies and product specifications.

Our engagements in China and South Korea require us to gradually commence manufacturing activity of our AVL products in both countries, which we intend to do once the performance of these contracts progresses.

FACILITIES

We do not own any real estate. All of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

We currently lease an aggregate of approximately 26,180 square feet of office space in Azour, Israel. In 2004, annual lease payments for this facility were approximately $380,000. This lease expires on March 31, 2008 and may be renewed by us for an additional 48-month period, subject to a 10% increase in the amount of rent and maintenance payments. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

Our subsidiary Telematics Wireless currently leases approximately 17,600 square feet of office space and other facilities in Holon, Israel. Annual lease payments for this space in 2004 were approximately $193,000. This lease expires on November 30, 2006 and is automatically extended at Telematics Wireless' election, for successive two-year periods, until November 30, 2016. In addition, Ituran Cellular Communication Ltd. leases 8,800 square feet of office space and other facilities in Holon, Israel, at an annual rent of approximately $73,800. This lease will expire in February 2006 and will be automatically extended for additional successive two-year periods until February 2012. Both facilities in Holon are leased from a related party. See "Transactions with related parties."

In Brazil, we lease approximately 1,040 square feet of office space and our control center for approximately $22,600 annually.

In Buenos Aires, Argentina, we lease approximately 4,270 square feet of office space for approximately $27,130 annually and approximately 7,150 square feet for our control center for approximately $12,000 annually.

We lease approximately 7,500 square feet for our offices and control center in Florida for an approximate monthly rate of $7,530, subject to a 3% annual increase.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 96 base stations and we rent most base station sites independently for a monthly rate ranging from $100 to $1,400 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 58 base station sites, of which 33 sites are leased from the same entity for a monthly rate ranging from $534 to $1490 per site and the duration of each lease is 10 years. The remaining 25 sites are leased independently for an annual rate ranging from $100 to $685 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 35 base station sites, all of which are leased from two entities for a monthly rate ranging from $400 to $850 per site. The duration of the lease ranges from two to three years. In Florida, we have 39 base station sites, leased primarily from property management companies. The annual rental rates vary from $3,717 to $25,021 and the duration of most leases is between three and five years, typically with options to renew for additional similar periods.

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We do not believe that we have a legal retirement obligation associated with the operating leases for our base sites pursuant to FAS No. 143, Accounting for Asset Retirement Obligations, since we do not own any real property. However, we are obligated pursuant to certain of the operating leases for our base sites, mainly for base sites in Israel, Brazil and Argentina, to restore facilities or remove equipment at the end of the lease term. Since the restoration is limited to any construction or property installed on the property, which in our case is only the installed antennas, we do not believe that these obligations, individually or in the aggregate, will result in us incurring a material expense.

REGULATORY ENVIRONMENT

In order to provide our SVR services in the locations where we currently operate, we need to obtain four primary types of licenses and permits: (i) a license that allows us to use designated frequencies for broadcasting, transmission or reception of signals and information and to provide telecommunication services to our customers, (ii) a building permit, which permits us to erect our base sites and transmit therefrom, (iii) product specific licenses (commonly known as type approvals), which enable us to use the equipment necessary for our services, and (iv) a general commerce license, which allows us to offer our services to the public.

The frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicaçoes, in Brazil, the Comisión Nacional de Comunicaciones, in Argentina, and the Federal Communications Commission, in the United States. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificaçao de Productos para Telecominicaçoes), in Argentina by the National Technological Institute of Argentina and in the United States by the Federal Communications Commission.

Our frequency licenses in all of the locations where we operate are "secondary" or "joint", which means that the government may grant another person or persons, typically a cellular operator, a primary license to the same frequencies and, to the extent our operations interfere with the operations of the other person, we would have to modify our operations to accomodate the joint use of the frequencies. In our discussions with the Ministry of Communications, the Ministry notified us that in connection with the granting of the new license they may require us, as licensees, to amend our articles of association to add several provisions, including, among other things, a provision whereby if any person, other than our founding  shareholders, acquires 25% or more of our outstanding share capital without obtaining the Ministry's approval, any shares owned by such person in excess of such 25% threshold will not have any voting rights.  The Ministry has also informed us that the new license may impose certain conditions on the ability of persons to serve as directors and officers of our Company, including a requirement that some (as many as a majority) of our directors and officers be residents and citizens of the State of Israel and that they be pre-approved by the Israeli security authorities in advance.  We cannot be certain that any of these requirements  will be included in the new license or that additional requirements may not be imposed on us in connection therewith or when the new license will be granted, if at all. All of these licenses are also subject to revocation, alteration or limitation by the respective authority granting them. While any events that would cause us to change frequencies or to modify our operations could have a material adverse effect on us, we do not believe that this is a likely event in any of the locations where we provide our SVR services.

Our frequency license in Israel expired on November 30, 2004 and was temporarily extended until September 30, 2005. We have met with the Ministry of Communications, which grants this license, to discuss our receipt of a new five-year license and we do not anticipate any issues in obtaining this extension. Our frequency licenses in Brazil expire in 2009 and, in Miami and Orlando, our licenses expire between 2009 and 2013. In Argentina, our frequency license expires in 2007. We have options to extend all of our frequency licenses for periods ranging from three- to 10-year periods.

In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of June 30, 2005, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and

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possible sanctions could include fines and even the closure or demolition of these base sites. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

The required permits and approvals include:

erection and operating permits from the Israeli Ministry of the Environment;

permits from the Israeli Civil Aviation Authority, in certain cases;

permits from the Israeli Defense Forces;

approval from Israel's Land Administration, which usually also involves payment for the land use rights; and

building permits from local or regional zoning authorities in Israel and Brazil.

We have commenced a process for obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have not been issued these permits. With respect to the general permit from Israel's Land Administration, we have been in discussions for approximately two years with the relevant authorities and expect that the permit may be issued in the coming months. The process for obtaining these approvals in Israel is generally a time-consuming, highly bureaucratic and lengthy process. As a result, it is common practice among providers of wireless telecommunications services in Israel to continue operations while engaged in the approval process. In Brazil, very few providers of wireless telecommunications services obtain the required permits due to the nature of the approval process. We have applied for the necessary permits, but do not expect to receive such permits in the near future. In Brazil, we try to minimize our risk by locating most of our equipment in sub-leased sites which are already used by other telecommunication service providers, such as cellular operators.

We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the provision of systems for the location of vehicles in Israel. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. For instance, a monopoly is prohibited from engaging in predatory pricing and providing loyalty discounts, which prohibitions do not apply to other companies. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from taking certain acts in order to prevent the abuse. Additionally, any declaration by the Israeli antitrust authority that a monopoly has abused its position in the market may serve in any suit in which it is claimed that such a monopoly engages in anti-competitive conduct, as prima facie evidence that it has engaged in anti-competitive behavior. Our declaration as a monopoly in the market of "provision of systems for the location of vehicles in Israel" was not accompanied with any instructions or special restrictions beyond the provisions of the Restrictive Trade Practices Law. Although we may be ordered to take or refrain from taking certain actions, to date we have not been subject to such restrictions.

LEGAL PROCEEDINGS

From time to time, we (and our subsidiaries) are a party to various lawsuits, claims and other legal and regulatory proceedings that arise in the ordinary course of our (and their) business. These actions typically seek, among other things, compensation for alleged breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to such lawsuits, claims and proceedings, we accrue reserves in accordance with US generally accepted accounting principles. We do not believe that any of these proceedings, individually or in the aggregate, would materially and adversely affect our business, financial condition or results of operations.

We are involved in a litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between us and Leonardo in February 2000. Pursuant to the terms of this financial transaction, we received a cash investment of $12 million in exchange for certain notes that were convertible into our ordinary shares according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) or an average trading price of our shares for a defined period prior to conversion.

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The conversion price is used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of our ordinary shares. As part of the terms of this financial transaction, and, as required by the rules of the TASE where our ordinary shares are currently traded, we were required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of our ordinary shares as the number of registered shares that could be issued under the notes. We understood the terms of our financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to us, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would we be required to deliver more than 2,250,000 of our ordinary shares. We believe that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of our ordinary shares. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of our ordinary shares. We believe that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court's decision, plus interest or expenses. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted in the notes, is approximately $5.9 million. In addition, on January 27, 2005, Leonardo moved to have its complaint amended to add an additional cause of action, claiming that on January 29, 2002 we also breached our agreement because Moked Ituran Ltd. distributed some of our shares to its shareholders, in violation of the covenant that requires Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. We intend to vigorously defend ourselves in this litigation and we believe that we have meritorious defenses to the claims of Leonardo based on the language of the documents and agreements comprising the financial transaction and the additional evidence we have reflecting the intentions of the parties. At the court's suggestion, we have currently entered into a non-binding mediation process with Leonardo. The mediation process has no time limit and may be terminated at any time by either party. Any disclosures made during the mediation process are confidential and any fact admitted during the mediation process will not serve as evidence in the court action should the mediation process fail. To date, one mediation meeting has occurred. While we cannot predict the outcome of this case or the mediation process at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders' ownership percentage.

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Consistent with the presentation throughout this prospectus, all share numbers reported in this discussion were adjusted to reflect the three-for-one share split of our ordinary shares that was effected on September 22, 2005.

On March 17, 2005, a suit was filed against us in an amount of NIS 4.7 million, or $1.0 million. The suit was filed by an attorney and the collection company managed by such attorney that acted on our behalf in collecting customer debts claiming that we owed him certain amounts in respect of unpaid fees and expenses. A significant portion of such attorney's claim is based on the allegation of damage to the plaintiffs' reputation. We believe the plaintiffs' case to be without merit and have filed a counter-claim. Recently, a settlement agreement was signed between the parties pursuant to which the attorney and the collection company repudiated their claim and accepted the position of the Company in full. We are currently awaiting the court's approval of this agreement.

On July 8, 2005, a class action was filed against our subsidiary, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. The maximum potential amount of damages that we estimate our subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is approximately $1.5 million in the aggregate for all class plaintiffs, plus punitive damages and expenses. We do not believe that the plaintiffs will prevail and, even if they do prevail, we do not believe that the resolution of this claim will have a material effect on our revenues, operations or liquidity.

EMPLOYEES

As of June 30, 2005, we had 761 employees worldwide. The breakdown of our employees by country in the last three years was as follows:

	As of December 31,			As of June 30,
	2002	2003	2004	2005
Israel	363	359	387	399
Brazil	69	86	125	218
Argentina	54	55	115	119
United States	22	25	24	25
Total	508	525	651	761

As of June 30, 2005, we employed 272 employees in our control centers, 82 in marketing and sales, 50 in research and development, 143 in management, finance and general administration, 148 in technical support and IT and 66 in private enforcement and operations.

We consider our relations with our employees to be satisfactory and have no ongoing major labor disputes or material labor-related litigation. Our employees are subject to local labor laws and regulations, which in some countries are more stringent than others. Some of the senior executives in Ituran and our subsidiaries also have employment agreements that may grant them rights in excess of those provided by the applicable laws.

Israel

Our employees in Israel are subject to Israeli labor laws and regulations and employment customs. The applicable labor laws and regulations principally concern matters such as paid annual vacation, paid sick days, length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon retirement or death of an employee or termination of employment without cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance.

In addition, the provisions of a special collective agreement between our subsidiary, Telematics Wireless, the Histadrut (the General Federation of Labor in Israel) and the workers' representatives are applicable to some of the employees of Telematics Wireless. This agreement includes the following provisions:

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Telematics Wireless is obligated to share its profits with its employees each year, based on a formula that takes into consideration Telematics Wireless' profits and the employee's salary for the applicable year.

Telematics Wireless agreed that in the event that its shares are registered in a public offering, it will offer employees subject to this collective bargaining agreement the option to purchase no less than 2% of its shares on the same basis and based on the same criteria as its shares are offered to employees who joined Telematics Wireless after July 2000 (the date of the collective bargaining agreement) and who are not party to this collective bargaining agreement.

In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of several collective bargaining agreements between Telematics Wireless, the Histadrut and the Industrialists Association in Israel may be applicable to a segment of our employees other than managerial, finance and administrative, and marketing and sales personnel. However, we believe we provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in these collective bargaining agreements.

Brazil

Our employees in Brazil are subject to Brazilian labor laws and regulations and employment customs. The laws and regulations in Brazil govern all aspects of labor relations and designate a general employment contract with which all employees and employers must comply. This general employment contract adopts by reference the provisions of the Labor Law which principally relates to matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Brazilian law generally requires severance pay equal to 50% of the sum the dismissed worker accumulated in its pension fund during the period of employment upon the retirement or death of an employee or termination of employment without cause. Brazilian employers are also required to purchase health insurance for employees, cover employees' food and travel costs, and allocate sums to the employees' pension fund. Furthermore, Brazilian employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Our payments to the National Insurance Institute amount to 34.5% to 37.8% of the wages paid, depending on the amount of the wages, of which the employee contributes 7.7% to 11% and we contribute a fixed amount equal to 26.8%.

All of our employees in Brazil, excluding the chief executive officer, are members of a labor union and the employee member fees to the union are paid by us.

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the retirement or death of an employee or termination of employment without cause. Argentine employers are also required to purchase health insurance for employees, cover employee's food and travel costs, and allocate sums to the employee's pension fund. Our payments for pension funds and healthcare amount to approximately 15% of the wages for pension funds and 9% for healthcare up to a specified cap, of which the employee contributes 2.5% and 3%, respectively, and we contribute 12.5% and 6%, respectively.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by the company.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

Business

HISTORY AND DEVELOPMENT OF OUR COMPANY

Our company was initially incorporated as a subsidiary of Tadiran, an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market. In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. The AVL infrastructure and AVL end-units for the operation of our SVR services were originally developed by an independent division of Tadiran Communications and Systems Group. These operations were later transferred to a Tadiran subsidiary, Tadiran Telematics Ltd. In November 1999, we purchased Tadiran Telematics from Tadiran and in 2002, we changed its name to Telematics Wireless.

Business

CORPORATE STRUCTURE

Our corporate structure setting forth our material subsidiaries is as follows:

Our material subsidiaries include the following:

Telematics Wireless Ltd., an Israeli company, is a subsidiary of which we own approximately 97% of the outstanding shares. The remaining approximately 3% are held by the company's management and employees. Telematics Wireless designs, develops and markets all of our products for the AVL, AMR and RFID markets.

Ituran Cellular Communication Ltd. and Hotas Holding Ltd., our indirect subsidiaries, are both Israeli companies that provided our cellular services. Hotas Holding is a wholly-owned subsidiary of Ituran Cellular Communication, of which we directly own 50% of the outstanding shares. Another 45% of the shares are owned by Ituran-Network Ltd. (of which we own all of the shares, other than one share that is owned by Moked Ituran) and the remaining 5% are held by York The 4th Musketeer Ltd.

Ituran U.S.A. Inc. is a Delaware holding company through which we hold the shares of our service and operating companies in Brazil, Argentina and the United States.

Ituran NY Corporation, a Delaware corporation, is the licensee of the technology related to our land-based radio location systems from Teletrac, which it sublicensed to Ituran Beheer B.V. Ituran NY is responsible for collecting all of the royalty payments due us from our subsidiaries in Israel, Brazil and Argentina in relation to the license.

Ituran Beheer B.V., a Dutch company, sublicenses the technology related to our land-based radio location systems to our subsidiaries who are the local operators of our location systems in Brazil and Argentina.

Ituran Florida Corporation, a Delaware corporation, operates our SVR and fleet management services in the United States. It is approximately 94% owned by Ituran U.S.A. with the remaining shares being held by Ituran Florida's employees.

Ituran License Corp., a Delaware corporation, is a wholly-owned subsidiary which holds the FCC licenses for our operations in the United States.

Business

Ituran de Argentina S.A. is our operating company in Argentina and is 91% owned by Ituran U.S.A., with the remaining shares owned by Avi Anais, the CEO of Ituran de Argentina.

Ituran Sistemas de Monitoramento Ltda. is the corporation operating our SVR services in Brazil. We indirectly own 97.5% of its shares and the remaining 2.5% of the shares are held by Betina Sofia Secemski-Cohen. One share is held by Avner Kurz, the CEO of Teleran Holding Ltda.

Teleran Holding Ltda., the holding company of Ituran Sistemas de Monitoramento Ltda. Controle, is indirectly owned by us, with the exception of one share (quota), which is held by Avner Kurz.

Material agreements

Following is a description of some of the material agreements to which we or our subsidiaries are a party. The descriptions provided below are only summaries and should be read in conjunction with, and are qualified in their entirety by, the complete agreements, which are attached to the registration statement of which this prospectus is a part.

THE TELETRAC AGREEMENTS

Our AVL system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, the components of which were originally developed by Tadiran and acquired and were improved by us, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by Teletrac and are currently licensed to us by Teletrac and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL products, certain components of which were developed by Teletrac and licensed to us under exclusive and non-exclusive licenses.

The technology licensed to us by Teletrac, which we refer to as the Teletrac intellectual property, is licensed to us by virtue of a series of agreements pursuant to which we have secured the exclusive rights to use the Teletrac intellectual property in Israel, Brazil, Argentina, and certain cities in the United States. We have also secured certain exclusive rights to use the Teletrac intellectual property in other designated countries and non-exclusive rights to use the Teletrac intellectual property in every country outside of the United States and Europe, including China and South Korea where we have sublicensed the rights to third parties.

We are not required to pay any ongoing royalties for use of the Teletrac intellectual property in Israel, although we may be required in the future to pay a royalty up to 3% of sales of products and services utilizing the Teletrac intellectual property in countries where we wish to maintain our exclusive rights. We also have the right to use the Teletrac intellectual property in any country outside of Europe and the United States on a non-exclusive basis upon payment to Teletrac of a fee of $100,000 for each country in which the Teletrac intellectual property is so used or sold. Our license agreements with Teletrac are perpetual in term unless terminated by mutual agreement or for breach, including bankruptcy, dissolution or insolvency.

THE ARAD TECHNOLOGIES AGREEMENTS

Telematics Wireless has entered into a series of agreements with Arad Technologies for the manufacture and supply by Telematics Wireless of its transponders for incorporation in Arad Technologies' AMR systems. The agreements provide for the joint development, manufacturing and marketing of the AMR systems, as well as the provision of the Telematics Wireless transponders to Arad Technologies. Pursuant to these agreements, each party retains its intellectual property rights in the components of the AMR system that it develops. Since the execution of the original agreement in 2000, the parties have entered into a number of amendments, each of which consist of Arad Technologies' order of additional transponders at varying prices per transponder. The agreements contain mutual exclusivity obligations, pursuant to which the parties agreed not to develop, manufacture, market and/or enter into an agreement with another provider in the radio frequency-based automatic meter reading field, subject to certain limited exceptions. Pursuant to the most recent amendment to the Arad agreements, the agreements will terminate on December 28, 2009. In the event that Arad ceases to market and sell AMR products, it may request Telematics Wireless to terminate the production of its transponders by giving Telematics Wireless four months prior written notice.

THE DERECH ERETZ AGREEMENT

In January 2000, Telematics Wireless entered into a Supply Agreement with Derech Eretz, the concessionaire of the cross-Israel highway project, pursuant to which Telematics Wireless was retained to develop, manufacture and supply the wireless transponders for the electronic toll and traffic management system in connection with the operation of the first, and currently only, toll road in Israel.

Material agreements

Pursuant to the agreement, Derech Eretz ordered from Telematics Wireless an initial quantity of 150,000 of our RFID products. In addition, Derech Eretz is entitled under the agreement to order an additional quantity of our RFID products from Telematics Wireless for an agreed-upon price. On February 29, 2004, Derech Eretz ordered an additional 100,000 of our RFID products.

The intellectual property incorporated in our RFID products remains Telematics Wireless' property, although we have agreed to grant Derech Eretz all requisite licenses for all intellectual property utilized in connection with the transponders. In addition, we agreed to grant the Israeli government a license to use our RFID products for the operation of the toll road upon termination of the Israeli government's agreement with Derech Eretz, as well as for its use in other transport projects in Israel.

THE CHINA AGREEMENT

On August 28, 2004, Telematics Wireless entered into an agreement with Golden Net Communication Technology, a Chinese company, and Digitrack Wireless (China) Group Co. Ltd., a Hong Kong company for the deployment of independently operated AVL systems in China, Hong Kong, Macao and Taiwan. Pursuant to the agreement, we are required to provide Golden Net with a turn-key project management, specific hardware and software, engineering and technical planning and design of the system, as well as training qualified personnel to operate the system. In addition, we agreed to supply to the applicable local operators established by Golden Net the base stations and hardware required for the construction and operation of the system. We have been informed by Golden Net that the Chinese government will hold a direct or indirect interest in these local operators and that it has a controlling interest in the operating company in Shanghai, Shanghai Golden Net Location & Measurement Co. Ltd., the only local operating company currently in existence in China. As of the date of this prospectus, we do not know what the scope of such interest will be or what control or influence the Chinese government will exercise over the other operating companies that will be formed. We expect to derive revenues from our contract with Golden Net. To the extent that any of the political, economic or regulatory conditions in China effect Golden Net and its operations, our revenues from this customer may be adversely affected. The AVL infrastructure is to be constructed in phases, beginning in Shanghai.

Pursuant to the agreement, Golden Net agreed to exclusively purchase required equipment from us. The agreement also provides that following the initial purchase of base stations and AVL end-units specified in the agreement, the base stations and AVL end-units will be manufactured, on our behalf, by a local manufacturer approved by the buyers and that, after the deployment of the first system in Shanghai, a research and development center will be set up in China for the future development of AVL systems in China.

The term of the agreement commences (per project deployed) from the advance payment date for the system until our fulfillment and Golden Net's final acceptance of our obligations under the agreement with respect to such project, including the satisfaction of any applicable warranty, spare parts, maintenance and option obligations. The agreement may be terminated by either party in the event of a material breach of the agreement by the other party. A separate agreement will be executed by the parties at a later date governing the purchase of the AVL end-units. It will contain the pricing, local manufacturing and intellectual property rights terms, among others, set forth in the existing agreement.

The agreement became effective upon the payment of $732,000 as an advance for the Shanghai system and in May 2005 we received an additional advance of $400,000. The agreement provides for payments to us for deployment costs, system license fees and all provided equipment. We expect to receive a letter of credit in 2005 in an amount of approximately $3.9 million (less the amount of the advances) that guarantees the payment of expected obligations under the agreement for the deployment of the AVL system in Shanghai or to continue to receive advance payments as the project progresses. In April 2005, Golden Net notified us that it intends to proceed with the deployment of the system in Beijing and since such date has advanced payments to us in an aggregate amount of approximately $600,000.

Although the agreement requires the initial deployment of the AVL system in Shanghai by November 1, 2005, due to delays in the organization and registration of Golden Net's local operating company in Shanghai, deployment of the first phase of the AVL system in Shanghai, consisting of the erection of ten base sites, was rescheduled and is now required to be completed by December 31, 2005. The deployment of an additional 45

Material agreements

base sites is scheduled for no later than mid-year 2006. According to the agreement, the first ten base sites (the first phase) in Beijing are to be deployed by December 31, 2005, preferably in October, 2005. Our ability to meet our scheduled deployment depends, in part, on Golden Net's ability to obtain necessary infrastructure components, such as standard equipment purchases, and satisfy their financial obligations. We believe that Golden Net has obtained to date all of the necessary local and regional governmental permits and approvals necessary to construct the AVL system in Shanghai and Beijing.

Currently, the total expected revenues from the agreement with Golden Net are $5.4 million, $4.3 million of which are attributable to the deployment of the AVL system in Shanghai and $1.1 million of which is attributable to the first phase of the deployment of the AVL system in Beijing. The revenues recorded in our financial statements for these contracts for the fiscal year ended December 31, 2004 are $0.7 million and $0 million, respectively. These amounts exclude expected sales of AVL end-units, which we cannot currently estimate as they are dependent on the ability of the customer to market its services and our AVL products. Following the development and deployment of the AVL system in Shanghai and Beijing, we expect to receive ongoing additional revenues from Golden Net from maintenance contracts, sales of spare parts for the base sites in each of the markets, further deployment contracts for additional cities (over ten deployments are currently contemplated), and sales of our AVL end-units (manufactured locally) to Golden Net. We will not receive any revenues from the end-user subscriber fees collected by Golden Net for the provision of its SVR services.

Pursuant to the agreement, in the event payments made by Golden Net to us exceed $150.0 million on a cumulative basis, the title and ownership to all of our intellectual property rights in our AVL system will be transferred to Golden Net solely for use in China, Hong Kong, Macao and Taiwan. Currently, a portion of the technology used in connection with the implementation of our AVL system is subject to the terms of a grant Telematics Wireless received from the Israeli Office of Chief Scientist to partially fund the development of certain components of our AVL system, which terms state that the technology may not be transferred without the prior approval of the Israeli Office of the Chief Scientist. See "Business—Intellectual Property and Licences." The Golden Net agreement does not condition the transfer on the receipt of the consent of the Israeli Office of Chief Scientist. In the event that at the time Telematics Wireless would need to transfer technology pursuant to the agreement such technology will still include elements subject to the Israeli Office of Chief Scientist grant, Telematics Wireless would need to seek the consent of the Israeli Office of Chief Scientist to do so. The Israeli Office of Chief Scientist may not provide such consent or may, as is often done in such cases, condition its consent upon the payment of royalties, penalties, or other amounts.

THE SOUTH KOREA AGREEMENT

On August 31, 2004, Telematics Wireless entered into a license and supply agreement with Vision Plant Inc., a South Korean corporation that, on June 15, 2005, assigned its rights and obligations under the agreement to Korean Location Information and Communications Company Ltd. The agreement provides for the construction and operation of a location-based system in South Korea. Pursuant to the agreement, Korean Location Information has received a sole and exclusive license to use our AVL infrastructure-related technologies in South Korea for the purpose of operating a location-based system. The agreement is in effect for 10 years, automatically renewable for an additional term of 10 years, after which the agreement will remain in effect indefinitely and shall be terminable by three years' prior notice by either party or by the injured party in the event of a material breach by the other party. The agreement became effective in July, 2005, upon the procurement by Korean Location Information of all necessary governmental permits and approvals, the establishment of its local operating company, and the transfer to us of a down payment.

Pursuant to this agreement, Telematics Wireless undertook to provide services including the design, integration, update of software and hardware applicable to the system and the training of personnel and Korean Location Information undertook to purchase the equipment required for the construction and operation of the system exclusively from Telematics Wireless. During the construction stage, we are required to supply the base stations and oversee the deployment of the system in cooperation with Korean Location Information. In addition, Telematics Wireless will supply the subscriber equipment (vehicle location end-units, people and merchandise) to Korean Location Information. The consummation of the agreement is contingent upon Korean Location Information obtaining from the appropriate authorities the required permits and licenses.

Material agreements

Pursuant to the agreement, there are three phases of the development and construction of the complete AVL system in South Korea:

Phase I relates to the Seoul metropolitan area and neighboring vicinities. This phase consists of 82 base sites to be deployed by September 2006 and is valued at $5.4 million, excluding the sale of our end-units following the establishment of the Phase I infrastructure.

Phase II relates to five other major metropolitan areas in South Korea. This phase consists of an additional 124 base sites to be deployed at a date to be determined by Korean Location Information. We will commence providing deliveries for construction of the base sites five months following the placement of an order. Phase II is valued at $4.8 million, excluding the sale of our end-units following the establishment of the Phase II infrastructure.

Phase III relates to coverage across South Korea. This phase consists of an additional 294 base sites to be deployed at a date to be determined by Korean Location Information. We will commence providing deliveries for construction of these base sites five months following Korean Location Information's placement of the order. Phase III is valued at $9.8 million, excluding the sale of our end-units following the establishment of the Phase III infrastructure.

In each phase, a local operating company established by Korean Location Information will deploy the AVL infrastructure, under our supervision. In the event that these three phases are completed and we supply the equipment as contemplated under the agreement, we will be paid up to $20.0 million (not including revenues from sales of our end-units following the establishment of the system).

Following the development and deployment of the system, we expect to receive ongoing revenues from Korean Location Information from maintenance contracts, sales of spare parts for the base sites in each of the markets and sales of our end-units (manufactured locally) to Korean Location Information. We will not receive any revenues from the end-user subscriber fees collected by Korean Location Information for provision of its location-based services. We expect that, initially, Korean Location Information will be providing primarily personal tracking services in South Korea.

A separate agreement will be executed by the parties at a later date governing the purchase of the end-units. It will contain the pricing, local manufacturing and intellectual property rights terms, among others, set forth in the existing agreement.

In addition to rights in South Korea, Korean Location Information was granted a right of first refusal for the development, construction and operation of our AVL system in all countries in the far east and south-east Asia, including Japan (but excluding China, Hong Kong and Taiwan), as long as the technology license and all related products, whether the components of the infrastructure or the end-units, are exclusively purchased from us. In the event this right is exercised by Korean Location Information, the agreement provides for payments to us for deployment costs, system license fees and all provided equipment. This right will terminate with respect to any country if within four years from the date of execution of the agreement there is no significant progress in constructing the system by Korean Location Information in the relevant country.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information for our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the address for our directors and executive officers is c/o Ituran Location and Control Ltd., 3 Hashikma Street, Azour, Israel 58001.

Name	Age	Position(s)
Izzy Sheratzky	59	Chairman of the Board of Directors
Yehuda Kahane	61	Director
Ron Benjamin(1)	73	Director
Avner Kurz	52	Director
Amos Kurz	49	Director
Yigal Shani	61	Director
Eyal Sheratzky	37	Co-Chief Executive Officer and Director
Nir Sheratzky	33	Co-Chief Executive Officer and Director
Gil Sheratzky	28	Director
Yoav Kahane	31	Director
Orna Ophir(1)	55	Director
Israel Baron(1)	52	Director
Eli Kamer	39	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	40	General Counsel
Eddy Kafry	53	President & Chief Executive Officer of Telematics Wireless

(1)

Member of our audit committee and an independent director under the Nasdaq National Market listing requirements.

Izzy Sheratzky is a co-founder of our company and has served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director position, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Telematics Wireless, Moked (1973) Investigations Company, Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr.  Sheratzky is the father of Eyal, Nir and Gil Sheratzky.

Yehuda Kahane is a co-founder of our company and has served as a director since its acquisition from Tadiran in 1995. Professor Kahane is a full-time professor at the Faculty of Management, Tel Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he is the co-founder and co-owner of the managing firm of the first pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Professor Kahane serves as a consultant to various companies and organizations in the areas of actuary and risk management, such as the Insurance Fund for Natural Risks in Agriculture, the National Fund for Compensating Traffic Accident Victims and New Dimension Software Ltd., and has been providing financial consulting services to our company since 1998. Professor Kahane also serves as a director of Telematics Wireless and of Moked Ituran. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He is the father of Yoav Kahane.

Ron Benjamin has served as a director of our company since its acquisition in 1995 and serves as a member of our audit committee. Mr. Benjamin also serves as Co-Chief Executive Officer and director of Moked (1973) Investigations Company and Moked Services, Information Management and Investments and as a director of Moked Ituran and of Tikal Document Collection.

Management

Avner Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz is the Chairman and director of F.K. Generators & Equipment Ltd. and serves as a Chief Executive Officer of Teleran Holding, our subsidiary in Brazil. Mr. Kurz also serves as a director of Telematics Wireless, El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad. Mr. Kurz is the brother of Amos Kurz.

Amos Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz also serves as a director of Telematics Wireless, and as Chief Executive Officer and director of F.K. Generators & Equipment. Mr. Kurz is the brother of Avner Kurz.

Yigal Shani has served as a director of our company since its acquisition in 1995. Mr.  Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998), Ltd., which provides insurance services to our company. Mr. Shani also serves as a director of Gir Magen.

Eyal Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Telematics Wireless, Ituran Network and Ituran Cellular Communication. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from Kellogg University. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Nir and Gil Sheratzky.

Nir Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, Mr. Sheratzky served as alternate Chief Executive Officer of our company from 1995 to 2003. Mr.  Sheratzky is also a director of Telematics Wireless and of Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky, the brother of Eyal and Gil Sheratzky.

Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002, he worked in an advertising agency. Mr. Sheratzky holds a BA degree in Business Management from the Interdisciplinary Center, Herzlya. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Eyal and Nir Sheratzky.

Yoav Kahane has served as director of our company since 1998 and also serves as a director of Telematics Wireless. Since 2004, Mr. Kahane has been serving as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. Prior to that date, during the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane has been providing consulting services to our company since 2004. Mr. Kahane holds a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

Orna Ophir has been serving as an external director of our company since 2003 and is a member of our audit committee. Dr Ophir has been serving as Medical Director of Assuta hospitals in Israel since November 2004 and as Chief Executive Officer of the Golden Tower Hospital (Bat Yam, Israel) since 2001. Prior to such date, Dr Ophir served as Executive Vice President of Assuta Hospital (Tel Aviv, Israel) during the years 1997 to 2000. In addition, Dr Ophir is a director of Macabi Health Services, one of the principal health providers in Israel. Dr Ophir holds MD and MBA degrees from Tel Aviv University.

Israel Baron has been serving as an external director of our company since 2003 and is a member of our audit committee. Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to such date, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting.

Management

Eli Kamer has served as Executive Vice President, Finance and Chief Financial Officer of our company since 1999, after serving as its Finance Department Manager since 1997. Prior such date, Mr. Kamer worked as an accountant in Fahn Kanne & Co., our independent auditors. Mr. Kamer is a CPA and holds a BA degree in Business Administration from the Israel College of Management and an MBA degree from Bar Ilan University.

Guy Aharonov has served as our in-house legal counsel since 1999. Prior to joining our company, he has worked as an attorney in Cohen Lahat & Co. Mr. Aharonov holds LLB and LLM degrees from Tel Aviv University.

Eddy Kafry is President and Chief Executive Officer of Telematics Wireless. Mr. Kafry worked for Tadiran Ltd. until 1989 in the development of various weapon systems. He then spent five years with Kollsman leading the development and engineering of the Night Targeting System for the USMC AH-1W "Cobra" Attack Helicopter. In 1995 Mr. Kafry founded Telematics Wireless within Tadiran. He has served as President and Chief Executive Officer since then. He holds a BSc degree from the Israel Institute of Technology.

Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. Our independent directors who also qualify as external directors under the Israeli Companies Law, Orna Ophir and Israel Baron, are serving three-year terms in accordance with Israeli law. Their three-year terms expire at the general meeting of shareholders to be held in 2006, at which point their terms may be extended for one additional term of three years to 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2004 was approximately $16,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

The aggregate compensation paid to our Co-Chief Executive Officers in 2004 was $579,000. Our four highest paid officers in 2004, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,031,000 in 2004, and our Vice President, IT and Systems Operation, our Purchase and Logistics Manager and our Vice President, Sites, who were paid $132,000, $128,000 and $127,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2004 was $2,387,000. In 2004, we also paid an aggregate amount of $40,000 to a director for services provided to us and employment compensation in an aggregate amount of $252,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2004, we set aside $147,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provide their services as Chairman of our Board of Directors and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements between the company and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. See "Transactions with related parties."

The compensation paid to Mr. Izzy Sheratzky included a bonus in an amount equal to 5% of our profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year, to which Mr. Izzy Sheratzky is entitled pursuant to his services agreement with the company. The compensation paid to each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, includes a bonus in an amount equal to 1% of our profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year, granted pursuant to a resolution of our Board of Directors from January 2004. See "Transactions with related parties."

Management

As of the date of this prospectus, our executive officers and directors held options to purchase an aggregate of 384,048 of our ordinary shares. The exercise price of these options is NIS 0.33⅓, the par value of the shares, and they are fully vested and exercisable into ordinary shares.

We do not have any agreements with directors providing for benefits upon termination of their respective employment.

SHAREHOLDERS AGREEMENT AND ARTICLES OF ASSOCIATION OF MOKED ITURAN

On May 18, 1998, a shareholders agreement was entered into between Moked Ituran Ltd. and each of Moked's shareholders, Moked Services, Information, Management and Investments Ltd. (38%), F.K. Generators and Equipment (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings Ltd. (3.75%) and G.N.S. Holdings Ltd. (3.75%). On May 18, 1998, Moked's articles of association were amended to incorporate some of the provisions of the shareholders agreement as well as other provisions governing the relationship of its shareholders. The Moked articles were amended again on September 6, 2005 to correspond to an amendment to the shareholders agreement that was entered into on such date.

Gideon Ezra, Ltd. is a company controlled by Gideon and Hanna Ezra with each owing 50% of the capital stock of such company. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky) (66.6%) and Benjamin Ron (2003) Ltd. (a company controlled by Ron Benjamin) (33.3%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

The shareholders agreement (as amended) and Moked's amended articles of association provide as follows:

Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

At the Moked shareholders meeting, all matters included in our meeting's agenda will be discussed and voted on.

The required quorum in the Moked meeting will be any number of the shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting is based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights, thereby decreasing the voting rights of F.K. Generators and Equipment to 22.5% on the vote of any matter other than issues in which Izzy Sheratzky has a direct or indirect interest.

With respect to director elections, every Moked shareholder holding at least 3.5% of Moked's shares is entitled to designate one director in our annual shareholders meeting.  Each Moked shareholder holding over 10% of Moked's shares may nominate an additional director for every additional 10% of Moked shares held by him or her in excess of the initial 10%.  For the purpose of nominating additional directors, shareholdings may be aggregated.

As discussed in "—Board Practices—Board of Directors" below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office expiring in 2007), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office expiring in 2008); and class C – Gil Sheratzky, Ron Benjamin and Izzy Sheratzky (with their term of office expiring in 2009).

Upon the expiration of the term of office of our class A directors, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), Yehuda Kahane Ltd., provided it holds at least 20% of the voting rights, F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, and Yigal Shani or G.N.S. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class A. Upon the expiration of the term of office of

Management

the directors in class B, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), and Yehuda Kahane, provided it holds at least 20% of the voting rights, and F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, shall be entitled to require Moked to appoint one director to class B. Upon the expiration of the term of office of the directors in class C, (i) Moked Services, Information and Investment, provided it holds at least 36.5% of the voting rights shall be entitled to require Moked to appoint two directors and (ii) Efraim Sheratzky or T.S.D. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class C.

Moked has agreed to vote all of its shares at our shareholders meetings in accordance with the resolutions adopted at the Moked shareholders meeting or, with regard to director elections, as described above. In the event of a tie with respect to a certain issue, Moked has agreed to vote its shares against the relevant resolution at our shareholders meeting.

Moked's shareholders have a right of first refusal on any sale of our shares by Moked. This right does not apply to open market sales by Moked of up to 2% of the issued share capital of our company in any given calendar year.

According to Moked's articles of association, each of the shareholders of Moked may direct Moked to dispose of a portion of Moked's holdings in our company that corresponds to such shareholders' proportional holdings in Moked and to distribute the proceeds of such disposition to such directing shareholders.

This shareholders agreement is in effect only for as long as Moked holds at least 20% of our issued and outstanding share capital. We expect Moked to continue to hold at least 20% of our issued and outstanding share capital following the consummation of this offering.

BOARD PRACTICES

Board of Directors

Currently, pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including two external directors in accordance with Israeli law and three independent directors in accordance with the listing requirements of the Nasdaq National Market. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see "—External directors"), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A will expire at our annual meeting of shareholders to be held in 2007, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the annual meeting of shareholders to be held in 2008, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the annual meeting of shareholders to be held in 2009, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See "—External directors."

Pursuant to the Israeli Companies Law, our chairman convenes and presides over the meetings of the Board. In addition, any two directors may convene a meeting of the Board of Directors. A quorum consists of a majority of the members of the Board, and decisions are taken by a vote of the majority of the members present. Our articles of association provide that such quorum will in no event be less than two directors.

Management

The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of fiduciary duties, see "—Indemnification of officers and directors and limitation of liability."

We are incorporated in Israel and are listed on the Tel Aviv Stock Exchange, and therefore we are subject to various corporate governance requirements pursuant to Israeli law relating to external directors, our audit committee and our internal auditor.

External directors

Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors must be elected by the vote of a majority of the shares present and voting at a shareholders meeting provided that either:

such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at such meeting; or

the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders must not exceed 1.0% of the shares whose holders are entitled to vote at any meeting of shareholders.

External directors are elected to serve an initial term of three years and may be reelected to serve in that capacity for an additional three years. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company. If all directors are of the same sex, the next external director elected must be of the other sex. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

Israeli law provides that a person is not qualified to serve as an external director if, at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person's control has had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company. In addition, no person may serve as an external director if that person's professional activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as a director. Until the lapse of two years after termination of an external director's membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or retain that person to provide paid professional services, whether directly or indirectly.

Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and may be re-elected for one additional three-year term expiring 2009.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person.

Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee

Management

are Dr Orna Ophir and Messrs. Israel Baron and Ron Benjamin. Our Board of Directors has determined that Mr. Israel Baron is the committee's "financial expert," as such term is defined by the rules of the Nasdaq National Market and the Securities and Exchange Commission.

Compensation committee

Upon the completion of this offering our Board of Directors will appoint a Compensation Committee, pursuant to the listing requirements of the Nasdaq National Market. The members of the Compensation Committee will be Orna Ophir, Israel Baron and Ron Benjamin. The Compensation Committee of our Board of Directors will recommend review and oversee the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee will also administer our compensation plans. Our Board of Directors has determined that each member of the Compensation Committee is independent.

Internal auditor

The board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

a person (or a relative of a person) who holds more than 5% of the company's shares;

a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

an executive officer, director or other affiliate of the company; or

a member of the company's independent accounting firm.

The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Simon Yarel, CPA.

The Sarbanes-Oxley Act of 2002 and the Nasdaq National Market listing standards

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, Nasdaq has recently adopted amendments to its requirements for companies that are listed on the Nasdaq National Market. Nasdaq Marketplace Rule 4350 was amended to permit foreign private issuers, such as us, to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq.

In reliance upon Nasdaq Marketplace Rule 4350(a)(1), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules.  Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent, as defined in Marketplace Rule 4350(c), (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements as required by Nasdaq Marketplace Rule 4350(d)(2) or (iii) a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4).  As a result, we have elected to follow Isreali law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is.  See "—External directors."  Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 4350(c)) members, two of whom are "external directors" under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 4350(d)(2) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has "financial and accounting skills" to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements.  See also "—Audit committee."  In addition, our Board of Directors will not appoint a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4) and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors.  In our case, Board of Director members (other than the External Directors) are nominated by our Board of Directors, as is the custom in Israel.  By law, shareholders holding at least 1% of a company's voting rights may nominate directors and our company complies with this law.  External Directors

Management

are nominated by the board of directors and must be elected at the shareholders general meeting that must approve them by a majority and in addition, either (i) one third of the non-controlling shareholders participating in such vote have voted for such External Directors; or (ii) the shareholders opposing such nomination that are not controlling shareholders must not represent in excess of 1% of the total voting rights in the company.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

Directors and executive officers

Fiduciary duties

Israeli law codifies the fiduciary duties that directors and executive officers owe to a company. These fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or executive officer to act with the level of care with which a reasonable director or executive officer in the same position would have acted under the same circumstances. The duty of loyalty requires that a director or executive officer act in good faith and in the best interests of the company.

Personal interest

Israeli law requires that a director or executive officer promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest in any company in which the person, his or her relative or any entity in which such person or relative has a personal interest, is a direct or indirect 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Board approval is required for the transaction and no transaction that is adverse to the company's interest may be approved. Approval by the company's audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or is likely to have a substantial effect on the company's profitability, assets or liabilities. If a majority of the board of directors has a personal interest in the transaction, shareholder approval is also required.

Compensation arrangements

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers who are not directors require approval of our board of directors. Extraordinary transactions with executive officers who are not directors require additional approvals. Compensation arrangements with directors require the approval of our audit committee, board of directors and shareholders, in that order. Transactions relating to exculpation, insurance or indemnification of (a) executive officers require audit committee approval and subsequent board of directors approval and (b) directors require audit committee approval, board of directors approval and subsequent shareholder approval.

Shareholders

Controlling shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Currently Moked Ituran Ltd. is considered a "controlling shareholder" of our company under Israeli law and we expect it will continue to be a "controlling shareholder" following the consummation of this offering. Mr. Izzy Sheratzy beneficially owns the shareholdings of Moked Ituran due to his shared voting and investment power over such shares in accordance with a shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, as amended. In addition, all shareholders of Moked Ituran who are parties to such shareholders agreement, may also be considered "controlling shareholders" under Israeli law.

Management

Required approval

Extraordinary transactions with a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of compensation or employment of a controlling shareholder or his or her relative who is a director, executive officer or employee, require the approval of the audit committee, the board of directors and the shareholders, in that order. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

the total number of shares of disinterested shareholders who voted against the transaction must not exceed 1.0% of the aggregate voting rights in the company.

The approval of the board of directors and shareholders is required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) that:

represents at least 20% of a company's actual voting power prior to the issuance of such securities, and that would increase the relative holdings of a 5% shareholder or that would cause any person to become a 5% shareholder the consideration for which (or a portion thereof) is not cash or securities listed on a recognized stock exchange, or is not at fair market value; or

results in a person becoming a controlling shareholder of the company.

For these purposes, a controlling shareholder is any shareholder that has the ability to direct actions of the company, including any shareholder holding 25% or more of the company's voting rights if no other shareholder owns more than 50% of such voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings with respect to the following matters:

an amendment to the company's articles of association;

an increase of the company's authorized share capital;

a merger; or

interested party transactions that require shareholder approval.

In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of this duty of fairness.

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND LIMITATION OF LIABILITY

Pursuant to the Israeli Companies Law, an Israeli company may not exculpate a director or officer from liability for a breach of his or her duty of loyalty. A company may, however, approve an act performed in breach of the duty of loyalty provided that the director or officer acted in good faith, neither the act nor its approval harms the company, and the director or officer discloses the nature of his or her personal interest and all material facts and documents a reasonable time before discussion of the approval. A company may exculpate a director or

Management

officer in advance from liability to the company for a breach of his or her duty of care, but only if a provision authorizing such exculpation is included in its articles of association and such breach does not relate to a dividend or other distribution by the company. Our articles of association do not include such a provision.

A company may indemnify a director or officer in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such a provision. An undertaking by a company to indemnify a director or officer for civil actions by third parties must be limited to foreseeable liabilities and reasonable amounts or criteria determined by the board of directors. A company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

a breach of duty of care to the company or to a third party;

a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

monetary liabilities imposed for the benefit of a third party.

We have acquired directors' and officers' liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims. To date, no claims for liability have been filed under this policy. In addition, we have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

EMPLOYEE AND DIRECTOR SHARE OPTIONS

We adopted two option plans for managers and employees. The first option plan was adopted immediately prior to the time of our initial public offering on the Tel Aviv Stock Exchange in May 1998, pursuant to which we issued to our employees options to purchase 360,546 shares at a per-share exercise price of NIS 0.33⅓, or $0.07, the par value of our ordinary shares. All options granted under the 1998 plan are fully vested and were exercised. Pursuant to our 2001 option plan, which was adopted on August 23, 2001, options to purchase an aggregate of 244,875 of our ordinary shares were granted to our employees, one of whom was also a director. All of these options were granted at a per-share exercise price of NIS 0.33⅓, or $0.07. The closing price of our ordinary shares on the TASE on the date these options were granted was NIS 12.20, or $2.67 per share. All of the options granted under the 2001 plan are fully vested and were exercised. In addition, on August 23, 2001, our Board of Directors resolved to grant options to purchase an aggregate of 601,857 ordinary shares to some of our directors and officers as follows: options to purchase 461,784 ordinary shares were granted to Mr.  Izzy Sheratzky, our Chairman of the Board of Directors, options to purchase 50,796 ordinary shares were granted to each of Eyal Sheratzky and Nir Sheratzky, our Co-Chief Executive Officers and options to purchase 38,481 ordinary shares were granted to Mr. Yoav Kahane, our director. All such options were granted at a per-share exercise price of NIS 0.33⅓ or $0.07 and are all fully vested and exercisable. Of these additional options, 217,809 ordinary shares were issued pursuant to exercise of options by Yoav Kahane, Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky and options for the purchase of 50,796 ordinary shares held by Eyal Sheratzky and Nir Sheratzky expired. On July 18, 2005, a special meeting of our shareholders approved the issuance of fully vested options to Eyal Sheratzky and Nir Sheratzky, in place of those options that expired. These options are exercisable for one year at a per-share exercise price of NIS 0.33⅓ or $0.07. As of the date of this prospectus, options to purchase 384,048 of our ordinary shares are outstanding, all of which are fully vested and exercisable.

Management

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this prospectus:

Name of grantee	Number of shares to be issued upon exercise of options	Weighted-average per-share exercise price	Expiration date(1)
Izzy Sheratzky	307,854	NIS 0.33⅓	50% expire in September 2006 and 50% expire in September 2007
Eyal Sheratzky	38,097	NIS 0.33⅓	66.6% expire in July 2006 and 33.3% expire in September 2006
Nir Sheratzky	38,097	NIS 0.33⅓	66.6% expire in July 2006 and 33.3% expire in September 2006
All directors and officers as a group	384,048	NIS 0.33⅓
Other employees	—
Total	384,048

(1)

All options are fully vested.

Transactions with related parties

Following is a description of some of the transactions with related parties to which we or our subsidiaries are party. The descriptions provided below are only summaries and should be read in conjunction with, and are qualified in their entirety by, the complete agreements, which are attached to the registration statement of which this prospectus is a part.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. We are required by law to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates are approved by a majority of our Board of Directors, including a majority of the independent and disinterested members of our Board of Directors, and that they are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

On December 30, 2002, we entered into an agreement with Telematics Wireless and its three executive officers, Eddy Kafry, Avri Franco and Roman Sternberg, pursuant to which such executive officers agreed to exchange all of the equity of Telematics Wireless held by them for 457,095 of our ordinary shares. As part of the agreement, the term of employment of such executive officers was extended by five years, to December 31, 2007, during which time they will continue to serve as directors of Telematics Wireless. In addition, these officers are entitled to an annual bonus in an amount equal to 3.0% of the operating profits of Telematics Wireless. It was further agreed that for as long as they are employed by Telematics Wireless and for six months thereafter, upon an initial public offering of the shares of Telematics Wireless or any of its subsidiaries that uses Telematics Wireless' intellectual property, these officers will be entitled to receive, for no cost, such number of shares or options of Telematics Wireless that will be equal to 7.5% of the post-offering issued and outstanding shares of Telematics Wireless in the event of an offering by Telematics Wireless, or 3.8% of the post-offering issued and outstanding shares of the relevant subsidiary in the event of an offering by a subsidiary, subject to the terms of the relevant underwriting arrangements.

On January 14, 2003, we entered into an agreement with Telematics Wireless reducing the price of several AVL products supplied by Telematics Wireless to us and to our other subsidiaries. In addition, we agreed to price and budget the development, engineering and operating activities in our AVL products business in the future so that they would include a 5.0% profit margin to Telematics Wireless.

In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii)  to act as an independent contractor that provides us full-time services as Chairman of the Board of Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 82,750, or $18,091, a month, adjusted for inflation, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice.

On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $10,689 and $10,780, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1.0% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid.

Transactions with related parties

The aggregate amounts paid to A.  Sheratzky Holdings in 2002, 2003, 2004 and the six months ended June 30, 2005 were approximately $333,000, $889,000, $1,723,000 and $953,000, respectively (all numbers include value added tax).

On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or $875, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or $3,279, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in 2002, 2003, 2004 and the six months ended June 30, 2005 were approximately $14,000, $31,000, $47,000 and $24,000, respectively (all numbers include value added tax).

On May 29, 2002, Telematics Wireless entered into an addendum to a lease agreement with Rinat Yogev Nadlan, Ltd., a company controlled by some of our and Telematics Wireless' directors and executive officers. The addendum provides for the extension of the lease by Telematics Wireless for five automatically renewable two-year terms, up to a maximum period of 10 years, or until November 30, 2016. The property was originally leased to Telematics Wireless by Tadiran pursuant to a lease agreement dated September 13, 1998. In addition, pursuant to the original lease agreement, Telematics Wireless had a right of first refusal to purchase the property upon a proposed sale by Tadiran. In April 2002, Tadiran decided to sell the property and notified Telematics Wireless, which then transferred its right of first refusal, without consideration, to Rinat Yogev Nadlan. Rinat Yogev Nadlan exercised such right and purchased the property on April 18, 2002. Shortly following the purchase, Telematics Wireless entered into the addendum to the lease agreement with Rinat Yogev Nadlan. In addition to its agreement with Telematics Wireless, on May 29, 2002, Rinat Yogev Nadlan also entered into an agreement with our subsidiary Ituran Cellular Communication for the lease of the remainder of the property held by Rinat Yogev Nadlan under terms similar to those of the Telematics Wireless' lease to expire on February 2012. The aggregate amounts paid to Rinat Yogev Nadlan in 2002, 2003, 2004 and the six months ended June 30, 2005 were approximately $88,000, $257,000, $258,000 and $128,000, respectively (all numbers include value added tax). For further discussion regarding the terms of the lease agreements and the above-mentioned extension, see "Business—Facilities."

We purchase our insurance policies, including our directors' and officers' insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 1,064,370, or $232,700, for our basic insurance policies and NIS 313,831, or $68,612, for our directors' and officers' insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 76,741, or $16,778 to be paid by the insurance company on account of these policies.

We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

Principal and selling shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, including shares that may be acquired pursuant to options that are exercisable within 60 days of the date of this prospectus, by:

each person or group of affiliated persons that, to our knowledge, beneficially owns more than 5.0% of our ordinary shares;

each of our directors and executive officers;

all of our directors and executive officers as a group; and

each of our other selling shareholders who are selling shares in this offering.

A total of up to 960,000 of our ordinary shares are being offered for sale by the selling shareholders listed below. The following table also provides information about each selling shareholder, including:

the number and percentage of outstanding shares each selling shareholders owns as of the date of this prospectus;

the number of shares offered by the selling shareholders for sale pursuant to this prospectus; and

the number and percentage of outstanding shares each selling shareholder will own after the offering, assuming all shares covered by this prospectus are sold.

We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholders.

Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Percentage of ownership is based on 18,802,050 ordinary shares outstanding as of the date of this prospectus and 22,642,050 shares outstanding immediately following the completion of the offering, or 23,218,050 shares assuming the underwriters' over-allotment option is exercised in full. Except where otherwise indicated, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. To our knowledge, none of our shareholders of record are US Holders, other than Yoav Kahane. Our principal shareholders do not have different or special voting rights.

Unless otherwise noted below, each shareholder's address is c/o Ituran Location and Control Ltd., 3 Hashikma Street, Azour, Israel 58001.

Principal and selling shareholders

	Shares beneficially owned prior to offering		Shares beneficially owned being offered	Shares beneficially owned after offering (excluding exercise of over-allotment option)		Shares beneficially owned being offered pursuant to over-allotment option	Shares beneficially owned after offering (including exercise of over-allotment option)
	Number	Percent	Number	Number	Percent	Number	Number	Percent
Executive officers and directors:
Izzy Sheratzky(1)	6,848,181	35.8%	394,602	6,453,579	28.1%	144,000	6,309,579	26.8%
Professor Yehuda Kahane(2)(12)	2,530,109	13.5%	235,797	2,294,313	10.1%	21,840	2,272,473	9.8%
Ron Benjamin(3)	406,782	2.2%	45,000	361,782	1.6%	—	361,782	1.6%
Avner Kurz(4)(12)	1,970,855	10.5%	217,551	1,753,305	7.7%	21,840	1,731,465	7.5%
Amos Kurz(5)(12)	1,563,956	8.3%	102,978	1,460,979	6.5%	21,840	1,439,139	6.2%
Yigal Shani(6)(12)	506,033	2.7%	113,048	392,986	1.7%	3,150	389,836	1.7%
Eyal Sheratzky(7)	50,796	*	12,699	38,097	*	—	38,097	*
Nir Sheratzky(8)	50,796	*	12,699	38,097	*	—	38,097	*
Gil Sheratzky	—	—	—	—	—	—	—	—
Yoav Kahane	27,000	*	—	27,000	*	—	27,000	*
Orna Ophir	—	—	—	—	—	—	—	—
Israel Baron	—	—	—	—	—	—	—	—
Eli Kamer	24,435	*	—	24,435	*	—	24,435	*
Guy Aharonov	20,286	*	—	20,286	*	—	20,286	*
Eddy Kafry	139,842	*	—	139,842	*	—	139,842	*
All directors and executive officers as a group (15 persons)	9,369,774	48.8%	930,000	8,439,774	36.7%	144,000	8,295,774	35.1%

Principal and Selling Shareholders:
Moked Ituran Ltd.(11)	5,782,221	30.8%	214,602	5,567,619	24.6%	84,000	5,483,619	23.6%
Bank Hapoalim, B.M.	1,267,053	6.7%	—	1,267,053	5.6%	—	1,267,053	5.5%
F.K. Generators and Equipment Ltd.(9)(12)	1,545,710	8.2%	84,732	1,460,979	6.5%	21,840	1,439,139	6.2%
T.S.D. Holdings Ltd.(10)(12)	291,834	1.6%	38,048	253,786	1.1%	3,150	250,636	1.1%

*

Less than 1%.

Principal and selling shareholders

(1)

Shares beneficially owned include: (a) 758,106 shares directly owned by Mr. Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie Sheratzky; (b) an option for the purchase of 307,854 ordinary shares granted to Mr. Sheratzky pursuant to the company's share incentive plan, which is currently exercisable within 60 days of the date hereof; and (c) 5,782,221 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. Shares beneficially owned after offering include: (a) 578,106 shares directly owned by Mr. Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie Sheratzky; (b) an option for the purchase of 307,854 ordinary shares granted to Mr. Sheratzky pursuant to the company's share incentive plan, which is currently exercisable within 60 days of the date hereof; and (c) 5,567,619 shares owned by Moked Ituran, which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with the Moked Shareholders Agreement. Shares beneficially owned after offering (including exercise of over-allotment option) include: (a) 518,106 shares directly owned by Mr.  Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie Sheratzky; (b) an option for the purchase of 307,854 ordinary shares granted to Mr. Sheratzky pursuant to the company's share incentive plan, which is currently exercisable within 60 days of the date hereof; and (c) 5,483,619 shares owned by Moked Ituran, which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with the Moked Shareholders Agreement. Mr. Sheratzky has the sole voting and investment control over Moked Services, Information, Management and Investments Ltd., a holder of 38% of the shares of Moked Ituran (and 41.5% of the voting power, subject to certain exceptions, as set forth in the Moked Shareholders Agreement). For further information concerning the Moked Shareholders Agreement see the discussion under — "Management—Shareholders agreement and articles of association of Moked Ituran."

(2)

Shares beneficially owned include: (a) 787,782 shares directly owned by Professor Kahane, of which 579,576 shares are jointly owned with his wife, Rivka Kahane, (b) 238,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,503,377 shares owned by Moked Ituran, which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Shares beneficially owned after offering include: (a) 697,782 shares directly owned by Professor Kahane, of which 579,576 shares are jointly owned with his wife, Rivka Kahane, (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,447,580 shares owned by Moked Ituran, which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Shares beneficially owned after offering (including exercise of over-allotment option) include: (a) 697,782 shares directly owned by Professor Kahane, of which 579,576 shares are jointly owned with his wife, Rivka Kahane, (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned with his wife, Rivka Kahane; and (c)  1,425,740 shares owned by Moked Ituran, which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(3)

Shares beneficially owned include (a) 28,101 shares directly and jointly owned by Ron Benjamin and his wife, Chaya Benjamin and (b) 378,681 shares owned by Benjamin Ron (2003) Ltd., which Ron Benjamin may be considered to beneficially, own by virtue of his sole voting and investment control over such shares through his 100% ownership thereof. Shares beneficially owned after offering include (a) 28,101 shares directly and jointly owned by Ron Benjamin and his wife, Chaya Benjamin and (b) 333,681 shares owned by Benjamin Ron (2003) Ltd., which Ron Benjamin may be considered to beneficially own by virtue of his sole voting and investment control over such shares as described above.

(4)

Shares beneficially owned include: (a) 425,145 shares directly owned by Avner Kurz, (b) 42,333 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership of Perfect Quality Trading, a majority shareholder of F.K. Generators and Equipment. The other 50% of the shares of Perfect Quality Trading are owned by Amos Kurz (Mr. Kurz's brother) and (c) 1,503,377 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association due to F.K. Generators and Equipment's 26% ownership of Moked Ituran. Shares beneficially owned after offering include: (a) 289,236 shares directly owned by Avner Kurz, (b) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own, as described above, and (c) 1,447,581 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own, as described above. Shares beneficially owned after offering (including exercise of over-allotment option) include: (a) 289,236 shares directly owned by Avner Kurz, (b) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own, as described above, and (c) 1,425,740 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own, as described above.

(5)

Shares beneficially owned include: (a)18,246 shares directly owned by Amos Kurz, (b) 42,333 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership of Perfect Quality Trading, a majority shareholder of F.K. Generators and Equipment, the other 50% of the shares of Perfect Quality Trading are owned by Avner Kurz (Mr. Kurz's brother) and (c) 1,503,377 shares owned by Moked Ituran that Amos Kurz may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association due to F.K. Generators and Equipment's 26% ownership of Moked Ituran. Shares beneficially owned after offering include (a) 13,398 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own, as described above, and (b) 1,447,581 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own as described above. Shares beneficially owned after offering (including exercise of over-allotment option) include (a) 13,398 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own, as described above, and (b) 1,425,740 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own as described above.

Principal and selling shareholders

(6)

Shares beneficially owned include: (a) 75,000 shares owned by G.N.S. Holdings Ltd. which Yigal Shani may be considered to beneficially own by virtue of his sole right to direct the disposition of such shares through his 100% ownership thereof, (b) 214,200 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 216,833 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked's shares, in which he owns 100% of the shares. Shares beneficially owned after offering include: (a) 30,000 shares owned by G.N.S. Holdings which Yigal Shani may be considered to beneficially own by virtue of his sole right to direct the disposition of such shares through his 100% ownership thereof (b) 154,200 shares owned by Tzivtit Insurance Agency which Yigal Shani may be considered to beneficially own as described above, and (c) 208,785 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares as described above. Shares beneficially owned after offering (including exercise of over-allotment option) include: (a) 30,000 shares owned by G.N.S. Holdings which Yigal Shani may be considered to beneficially own by virtue of his sole right to direct the disposition of such shares through his 100% ownership thereof, (b) 154,200 shares owned by Tzivtit Insurance Agency which Yigal Shani may be considered to beneficially own as described above and (c) 205,635 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares as described above.

(7)

Shares beneficially owned represent (a) 12,699 shares owned by Eyal Sheratzky, and (b) 38,097 ordinary shares issuable upon the exercise of options granted to Eyal Sheratzky, which are exercisable within 60 days of the date hereof. Shares beneficially owned after offering represent 38,097 ordinary shares issuable upon the exercise of options granted to Eyal Sheratzky, which are exercisable within 60 days of the date hereof.

(8)

Shares beneficially owned represent (a) 12,699 shares owned by Nir Sharatzky, and (b) 38,097 ordinary shares issuable upon the exercise of options granted to Nir Sheratzky, which are exercisable within 60 days of the date hereof. Shares beneficially owned after offering represent 38,097 ordinary shares issuable upon the exercise of options granted to Nir Sheratzky, which are exercisable within 60 days of the date hereof.

(9)

Shares beneficially owned include (a) 42,333 shares directly owned by F.K. Generators and Equipment, and (b) 1,503,378 shares owned by Moked Ituran, which F.K Generators and Equipment may be considered to beneficially own by virtue of its right to direct the disposition of such shares, through its 3.75% holdings of Moked's shares, in accordance with Moked's articles of association. Shares beneficially owned after offering include (a) 13,398 shares directly owned by F.K. Generators and Equipment, and (b) 1,447,581 shares owned by Moked Ituran, which F.K. Generators and Equipment may be considered to beneficially own by virtue of its right to direct the disposition of such shares, as described above. Shares beneficially owned after offering (including exercise of over-allotment option) include (a) 13,398 shares directly owned by F.K. Generators and equipment, and (b) 1,425,741 shares owned by Moked Ituran, which F.K. Generators and Equipment may be considered to beneficially own by virtue of its right to direct the disposition of such shares as described above.

(10)

Shares beneficially owned include (a)75,000 shares owned by T.S.D. Holdings Ltd. and (b) 216,834 shares owned by Moked Ituran, which T.S.D. Holdings may be considered to beneficially own by virtue of its right to direct the disposition of such shares, through its 3.75% holdings of Moked's shares, in accordance with Moked's articles of association. Shares beneficially owned after offering include: (a) 45,000 shares directly owned by T.S.D. Holdings, and (b) 208,786 shares owned by Moked Ituran, which T.S.D. Holdings may be considered to beneficially own by virtue of its right to direct the disposition of such shares, as described above. Shares beneficially owned after offering (including exercise of over-allotment option) include: (a) 45,000 shares directly owned by T.S.D. Holdings, and (b) 205,636 shares owned by Moked Ituran, which T.S.D. Holdings may be considered to beneficially own by virtue of its right to direct the disposition of such shares as described above.

(11)

Moked Ituran is a company owned by Moked Services, Information, Management and Investments (38%), F.K. Generators and Equipment (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings (a company controlled by Efraim Sheratzky) (3.75%) and G.N.S. Holdings (a company controlled by Yigal Shani (3.75%). Gideon Ezra, Ltd. is a company controlled by Gideon and Hanna Ezra, each owning 50% thereof. Moked Services, Information, Management and Investments is a company controlled by Izzy Sheratzky, who holds 66.6% of its issued and outstanding shares. F.K. Generators and Equipment is a company controlled by Perfect Quality Trading, a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company controlled by Professor Kahane and Rivka Kahane, each owning 50% thereof.

(12)

Moked's articles of association provide that each of Moked's shareholders shall have the right to direct Moked to dispose of such number of shares of the Company corresponding to his or her relative shareholding in Moked. See the discussion under "Management—Shareholders agreement and articles of association of Moked Ituran."

Description of ordinary shares

SHARE CAPITAL

We are authorized to issue 60,000,000 ordinary shares, par value NIS 0.33⅓ per share. As of the date of this prospectus, we had 18,802,050 ordinary shares issued and outstanding, including 20,736 shares held by Telematics Wireless and treated as treasury shares.

Since January 1, 2002, we have issued the following ordinary shares:

In 2002, we issued an aggregate of 1,702,557 of our ordinary shares upon exercise of capital notes held by Leonardo.

During 2003, we issued 457,095 of our ordinary shares to three officers of our subsidiary, Telematics Wireless, in exchange for their holdings in Telematics Wireless, pursuant to a certain agreement dated December 30, 2002, and 257,460 of our ordinary shares upon exercise of options by our employees.

During the years 2004 and 2005, we issued 53,859 and 206,853 of our ordinary shares, respectively, upon exercise of options by our employees and directors.

Upon completion of this offering, all of our outstanding ordinary shares, including the ordinary shares issued in connection with the offering, will be validly issued and fully paid and will not have preemptive rights, rights of first refusal or co-sale rights. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, articles of association or the laws of Israel.

REGISTER NUMBER AND PURPOSES OF THE COMPANY

Our number with the Israeli Registrar of Companies is 52-004381-1. Our purpose appears in our memorandum of association and includes every lawful purpose.

TRANSFER OF SHARES

Our ordinary shares that are fully paid are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law.

ELECTION OF DIRECTORS

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under "Management—External directors." Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders.

DIVIDEND AND LIQUIDATION RIGHTS

We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. If we dissolve, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our articles of association provide that shareholder approval would not be required for the declaration of dividends. Dividends may only be paid out of our retained earnings or profits accrued over a period of two years, as defined in the Israeli Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before the date of distribution, and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, as determined by our Board of Directors.

Description of ordinary shares

SHAREHOLDER MEETINGS

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (i) 5% of the outstanding shares of the company and 1% of the voting power in the company or (ii) 5% of the voting power in the company.

Pursuant to our articles of association, shareholders are entitled to participate and vote at general meetings and are the shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 21 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

amendments to our articles of association;

appointment or termination of our auditors;

appointment and dismissal of external directors;

approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;

increase or reduction of our authorized share capital;

a merger; and

the exercise of the Board of Directors' powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our articles of association require that a notice of any annual or special shareholders meeting will be provided 21 days prior to the meeting.

VOTING RIGHTS

Quorum requirements

Pursuant to our articles of association, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that we may authorize in the future. The quorum required for our ordinary meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or on a later date specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements

Our articles of association provide that, other than with respect to the amendment of the provisions of the articles of association with respect to the appointment of directors and a resolution for removal of a director, which action requires a majority vote of 75%, all resolutions of the shareholders require a simple majority.

Israeli law does not provide for public companies such as ours to have shareholder resolutions adopted by means of a written consent in lieu of a shareholders meeting. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles

Description of ordinary shares

of association, increasing the company's registered capital, mergers and approval of related-party transactions. In addition, pursuant to the Israeli Companies Law, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Pursuant to Israeli Law, no voting agreement may circumvent these shareholder duties.

RESOLUTIONS

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see "Management—Approval of related party transactions under Israeli law."

ACCESS TO CORPORATE RECORDS

Pursuant to the Israeli Companies Law, all shareholders generally have the right to review minutes of a company's general meetings, its shareholders register, articles of association and financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israeli Securities Authority. We allow any shareholder who requests access to review any document in our possession that relates to any action or transaction with a related party that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise harm our interests.

ACQUISITIONS UNDER ISRAELI LAW

Tender offer

A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would, as a result, hold over 90% of the company's issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company's shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital or of the shares comprising such class, as applicable.

The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights of the company. This rule does not apply if there is already another holder of 25% or more of the voting rights of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company.

Description of ordinary shares

The foregoing provisions do not apply to:

a private placement in which the company's shareholders approved such holder owning 25% or more of the voting rights of the company (provided that there is no other shareholder that holds 25% or more of the voting rights of the company); or more than 45% of the voting rights of the company (provided that there is no other shareholder that holds 45% or more of the voting rights of the company); or

a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company or purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

Merger

The Israeli Companies Law permits merger transactions if approved by each party's board of directors and shareholders. Pursuant to the Israeli Companies Law and our articles of association as currently in effect, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger in the event of "cross ownership" between the merging companies, namely, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if:

the transaction is not accompanied by an amendment to the acquirer's memorandum or articles of association;

the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and

there is no "cross-ownership" of shares of the merging companies, as described above.

For these purposes, "controlling shareholder" is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

ANTI-TAKEOVER MEASURES

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than our ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over

Description of ordinary shares

the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law. See "—Voting rights" above.

BORROWING POWERS

Pursuant to the Israeli Companies Law and our articles of association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for the purposes of our company.

CHANGES IN CAPITAL

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting and voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of the Board of Directors and court approval.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our ordinary shares in the United States is American Stock Transfer & Trust Company.

Shares eligible for future sale

Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares.

When the offering is completed, we will have a total of 22,642,050 ordinary shares outstanding. All of our ordinary shares are tradable on the Tel Aviv Stock Exchange, subject to compliance with Regulation S in the case of ordinary shares held by affiliates that were not acquired in this offering. The 4,800,000 shares sold in this offering will be tradable in the United States unless they are purchased by our affiliates, persons who control us, are controlled by us or are under common control with us and persons who may sell these shares subject to the restrictions contained in Rule 144.

The shares that were outstanding prior to this offering may be resold in the United States subject to compliance with Rule 144 or any other applicable exemption under the Securities Act of 1933.

RULE 144

In general, under Rule 144, as currently in effect, 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

1% of the number of ordinary shares then outstanding, which will equal approximately 226,421 ordinary shares immediately after this offering; or

the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Sales under Rule 144 are also subject to provisions regarding the manner of sales notice requirements and the availability of current public information about us.

RULE 144(k)

In general, under Rule 144(k), as currently in effect, any person (or persons whose shares are aggregated) who is not our affiliate at the time of the proposed sale and was not an affiliate at any time during the three months preceding such sale, and who owns restricted shares that were purchased from us or any of our affiliates at least two years prior to such sale, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

LOCK-UP AGREEMENTS

We, our executive officers and directors listed in "Business—Management" and the beneficial owners of 5% or more of our ordinary shares, other than Bank Hapoalim, B.M., and, if such shareholder is a corporation, its shareholders and the natural persons having voting and investment control over it, and certain other shareholders, who following the consummation of this offering will beneficially own an aggregate of 8,656,095 ordinary shares, have signed lock-up agreements under which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their ordinary shares or any securities convertible into or exchangeable for our ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of UBS Securities LLC. At any time and without public notice, UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements.

United States tax considerations

The following discussion is a description of the material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by holders who acquire their shares pursuant to this offering and who hold such ordinary shares as "capital assets". As used in this section, the term "US Holder" means a beneficial owner of an ordinary share who is:

a citizen or resident of the United States;

a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership that is not treated as a US person under any applicable Treasury regulations);

an estate, the income of which is subject to United States federal income taxation regardless of its source; or

a trust if the trust has elected validly to be treated as a US person for United States federal income tax purposes or if a US court is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of the trust's substantial decisions.

The term "Non-US Holder" means a beneficial owner of an ordinary share who is not a US Holder. The tax consequences to a Non-US Holder may differ substantially from the tax consequences to a US Holder. Certain aspects of US federal income tax relevant to a Non-US Holder are discussed below.

This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary US Treasury regulations and administrative and judicial interpretations thereof, each as available and in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

insurance companies;

dealers or traders in stocks, securities or currencies;

financial institutions and financial services entities;

real estate investment trusts;

regulated investment companies;

grantor trusts;

persons that receive ordinary shares as compensation for the performance of services;

tax-exempt organizations;

persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

individual retirement and other tax-deferred accounts;

expatriates of the United States;

persons having a functional currency that is not the dollar; or

direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

This description also does not consider the US federal gift or estate tax or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

United States tax considerations

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

We urge you to consult with your own tax advisor regarding the tax consequences of acquiring, owning or disposing of our ordinary shares, including the effects of US federal, state, local and foreign and other tax laws. This summary does not constitute, and should not be construed as, legal or tax advice to holders of our shares.

DISTRIBUTIONS PAID ON THE ORDINARY SHARES

On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, which is calculated based on the financial statements for the period ending on December 31 of the fiscal year for which the dividend is paid.

Subject to the discussion below under "Passive Foreign Investment Company Considerations", if you are a US Holder, for US federal income tax purposes, you generally will be required to include in your gross income as ordinary dividend income the amount of any distributions made to you in cash or property (other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders), with respect to your ordinary shares, before reduction for any Israeli taxes withheld (without regard to whether any portion of such tax may be refunded to you by the Israeli tax authorities), to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations", distributions in excess of our current and accumulated earnings and profits as determined under US federal income tax principles will be applied first against, and will reduce your tax basis in, your ordinary shares and, to the extent they exceed that tax basis, will then be treated as capital gain. We do not maintain calculations of our earnings and profits under US federal income tax principles. Our dividends will not qualify for the dividends-received deduction generally available to corporate US Holders.

If you are a US Holder, and we pay a dividend in NIS, any such dividend, including the amount of any Israeli taxes withheld, will be includible in your income in a US dollar amount calculated by reference to the currency exchange rate in effect on the day the distribution is includible in your income, regardless of whether the NIS are converted into dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date that payment is converted into dollars generally will be treated as ordinary income or loss.

A non-corporate US Holder's "qualified dividend income" currently is subject to tax at reduced rates not exceeding 15%. This reduced rate applicable to "qualified dividend income" does not apply to tax years beginning after December 31, 2008. For purposes of determining whether US Holders will have "qualified dividend income," "qualified dividend income" generally includes dividends paid by a foreign corporation if either:

the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the US, or that corporation is eligible for benefits of a comprehensive income tax treaty with the US that includes an information exchange program and is determined to be satisfactory by the US Secretary of the Treasury. The Internal Revenue Service has determined that the US-Israel Tax Treaty is satisfactory for this purpose.

In addition, under current law, if you are a US Holder, you must generally hold your ordinary shares for more than 60 days during the 120-day period beginning 60 days prior to the ex-dividend date in order for the dividend to qualify as "qualified dividend income."

Dividends paid by a foreign corporation will not be treated as "qualified dividend income", however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a "passive foreign investment company" for US federal income tax purposes. We do not believe that we will be classified as a "passive foreign investment company" for US federal income tax purposes for our current taxable year. However, see the discussion under "—Passive foreign investment company considerations" below.

United States tax considerations

Subject to the discussion below under "Information reporting and back-up withholding", a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business in the US.

FOREIGN TAX CREDIT

If you are a US Holder, any dividends paid by us to you with respect to our ordinary shares generally will be treated as foreign source passive income for US foreign tax credit purposes. Subject to the foreign tax credit limitations, if you are a US Holder you may elect to credit any Israeli income taxes withheld from dividends paid on our ordinary shares against your US federal income tax liability (provided, inter alia, you satisfy certain holding requirements with respect to our ordinary shares). Amounts withheld in excess of the Treaty tax rate, however, will not be creditable against your US federal income tax liability. As an alternative to claiming a foreign tax credit, you may instead claim a deduction for any withheld Israeli income taxes, but only for a year in which you elect to do so with respect to all foreign income taxes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Accordingly, you should consult your own tax advisor to determine whether your income with respect to your ordinary shares would be foreign source income and whether and to what extent you would be entitled to the credit.

DISPOSITION OF ORDINARY SHARES

Upon the sale or other disposition of ordinary shares, subject to the discussion below under "Passive foreign investment company considerations", if you are a US Holder, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in the ordinary shares, which is usually the cost of such shares, in dollars. US Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than dollars upon such sale or other disposition.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate US Holders generally are subject to a lower maximum marginal US federal income tax rate than the maximum marginal US federal income tax rate applicable to ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a US Holder is subject to limitations. In general, any gain or loss recognized by a US Holder on the sale or other disposition of ordinary shares will be US source income or loss for US foreign tax credit purposes. US Holders should consult their own tax advisors concerning the source of income for US foreign tax credit purposes and the effect of the US-Israel Tax Treaty on the source of income.

If you are a Non-US Holder, subject to the discussion below under "Information Reporting and Back-up Withholding", you generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

such gain is effectively connected with your conduct of a trade or business in the US, or if you are an individual, you have been present in the US for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

Special US federal income tax rules apply to US Holders owning shares of a "passive foreign investment company", or a PFIC, for US federal income tax purposes. A non-US corporation will be considered a PFIC for any taxable year in which, after applying look-through rules, either

75% or more of its gross income consists of specified types of passive income, or

50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, "passive income."

United States tax considerations

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and includes amounts derived by reason of the temporary investment of funds. If we were classified as a PFIC, and you are a US Holder, you could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions" (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you either in the shorter of the three preceding years or your holding period). Under these rules, the excess distribution and any gain would be allocated ratably over your holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. If you are a US Holder who holds ordinary shares during a period when we are a PFIC, you will be subject to the foregoing rules even if we cease to be a PFIC.

We believe that we will not be classified as a PFIC for US federal income tax purposes for our current taxable year and we anticipate that we will not become a PFIC in any future taxable year based on our financial statements, our current expectations regarding the value and nature of our assets, and the sources and nature of our income. This conclusion, however, is a factual determination that must be made annually based on income and assets for the entire taxable year and thus may be subject to change. It is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year and our status in future years depends on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatilte, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

If we were a PFIC, you could avoid certain tax consequences referred to above by making an election to treat us as a qualified electing fund or by electing to mark the ordinary shares to market. A US Holder may make a qualified electing fund election only if we furnish the US Holder with certain tax information and we do not presently intend to prepare or provide this information. Alternatively, a US Holder of PFIC stock that is publicly traded may elect to mark the stock to market annually and recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the US Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Holder under the election for prior taxable years. This election is available for as long as our ordinary shares constitute "marketable stock," which includes stock that is "regularly traded" on a "qualified exchange or other market." We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a PFIC are complex, and you should consult with your own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

Dividend payments with respect to ordinary shares and proceeds from the sale or disposition of ordinary shares made within the United States or by a US payor or US middleman may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding also will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or otherwise is exempt from US backup withholding requirements. US Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

United States tax considerations

Non-US Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-US Holder certifies to its foreign status, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder's US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Israeli taxation

The following is a summary of the current material Israeli tax laws applicable to companies in Israel with special reference to its effect on us. This section also contains a discussion of certain Israeli government programs from which we may benefit and some Israeli tax consequences to persons acquiring ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 5% or more of our outstanding capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Accordingly, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

GENERAL CORPORATE TAX STRUCTURE IN ISRAEL

Israeli companies are generally subject to corporate tax on their taxable income at a rate that is 34% for the 2005 tax year. This rate was 35% in the 2004 tax year and will be 31% in the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter. However, as discussed below, the rate is effectively reduced for income derived from an "approved enterprise."

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The provisions that are material to us, are summarized as follows:

Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the above excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index.

Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. We are taxed under this law. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for Encouragement of Capital Investments, 1959, which we refer to as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an "Approved Enterprise", is entitled to benefits, including cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility into which the investment is made and/or the election of the grantee.

Israeli taxation

In April 2005, a comprehensive amendment to the Investment Law came into effect. Our current tax benefits are subject to the provisions of the Investment Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investment Law, as amended. Accordingly, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

According to the Investment Law prior to its amendment, in order to obtain benefits, an approval from the Investment Center of the Israeli Ministry of Industry and Trade had to be obtained. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and 10 years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise should not be divided between the different Approved Enterprises and would therefore not enjoy tax benefits.

Income derived from an Approved Enterprise is generally subject to a tax rate of 25% for a period of seven years. However, further reductions in tax rates depending on the percentage of the non-Israeli investment in a company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the non-Israeli investment level is 49% or more but less than 74%, 15% if the non-Israeli investment level is 74% or more but less than 90%, and 10% if the non-Israeli investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or 10 years with respect to a company whose foreign investment level exceeds 25% during the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated and (b) 14 years from the year of receipt of Approved Enterprise status.

One of Telematics Wireless' facilities has been granted "Approved Enterprise" status. We have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be tax-exempt for a period of two years, commencing with the year in which we first generate taxable income from the relevant Approved Enterprise, and is subject to a reduced tax rate for an additional period of up to a total of five years from when the tax exemption began. We cannot assure you that the current benefit program will continue to be available or that we will continue to qualify for its benefits.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the Approved Enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period or a lower rate as provided by a relevant treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

Israeli taxation

The Investment Law also provides that an Approved Enterprise is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

The benefits available to an Approved Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, plus an amount linked to the Israeli consumer price index, plus interest and penalties. We believe that our Approved Enterprise operates in substantial compliance with all of these conditions and criteria.

Pursuant to the recent amendment to the Investment Law, only Approved Enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises that do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval. In lieu of such approval, these Approved Enterprises are required to make certain investments as specified in the law. Such Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law.

The amended Investment Law specifies certain conditions that an Approved Enterprise has to comply with in order to be entitled to benefits. These conditions include:

that the Approved Enterprise's revenues from any single country not exceed 75% of the Approved Enterprise's total revenues; or

that 25% of the Approved Enterprise's revenues during the benefits period be derived from sales into a single country with a population of at least 12 million.

In addition, the amendment addresses benefits that are being granted to Approved Enterprises and the length of the benefits period. For example, under the alternative program, an Approved Enterprise located in certain areas that used to be tax-exempt is now entitled to elect to pay an 11.5% tax rate instead, and, in such case, upon the distribution of its profits, no additional corporate tax will be paid. In addition, if an Approved Enterprise elects to pay the 11.5% tax rate, dividends that may be distributed to foreign residents will be subject only to a 4% withholding tax.

There can be no assurance that we or our subsidiaries will comply with the above conditions in the future or that we will be entitled to any additional benefits under the investment law. In addition, we cannot assure you that we will designate the profits that are being distributed in a way that would reduce shareholders' tax liability.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

We believe that our subsidiary, Telematics Wireless, which is part of our consolidated operations, currently qualifies as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, which we refer to as the Industry Encouragement Law. The Industry Encouragement Law defines an Industrial Company as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

accelerated depreciation rates on equipment and buildings;

under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

expenses related to a public offering are deductible in equal amounts over three years.

Telematics Wireless' status as an industrial company is not contingent upon the receipt of prior approval from any government authority. However, entitlement to certain benefits under the law is conditioned upon receipt of

Israeli taxation

approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that Telematics Wireless does not qualify as an industrial company, which would entail the loss of the benefits that relate to this status. In addition, Telematics Wireless might not continue to qualify for industrial company status in the future, in which case the benefits described above might not be available to it in the future.

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development are for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

Non-residents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for as long as (a) our ordinary shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (b) the capital gains are not accrued or derived by the non-resident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the non-resident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance.

According to Section 68A of the Israeli Tax Ordinance, the exemption will not apply to non-resident corporations controlled directly or indirectly by Israeli shareholders or in a scenario in which Israeli shareholders (directly and indirectly) have the right to receive 25% or more of the non-resident company's income. For this purpose "control is basically defined as holding 25% or more in rights of the foreign company.

In addition, pursuant to the Income Tax Treaty between Israel and the United States, which we refer to as the Tax Treaty, gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to US residents under the Tax Treaty, referred to as a Treaty US Resident, would not be subject to Israeli capital gains tax, unless such Treaty US Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

WITHHOLDING ON DIVIDENDS PAID TO NON-RESIDENTS OF ISRAEL

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends, other than bonus shares (stock dividends), tax at the rate of 25% generally will be withheld, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. However, as of the 2006 tax year, the tax rate on dividends will be reduced to 20% and the withholding rate may be reduced as well. Under the Tax Treaty, the maximum Israeli withholding tax on dividends paid to a holder of shares who is a Treaty US Resident is 25%. However, as mentioned above under "—Law for the Encouragement of Capital Investments, 1959", dividends of an Israeli company paid out of income derived from an Approved Enterprise during the benefit period will still be subject to a reduced tax rate of 15%.

The Tax Treaty further provides that a 12.5% Israeli withholding tax would apply to dividends paid to a US corporation owning 10% or more of an Israeli company's voting stock during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

A non-resident of Israel who receives dividends from which tax was withheld generally is exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Underwriting

We and the selling shareholders are offering the ordinary shares described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters and is the sole book running manager of this offering. We and the selling shareholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ordinary shares listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	2,880,000
J.P. Morgan Securities Inc.	1,440,000
William Blair & Company, L.L.C.	288,000
C.E. Unterberg, Towbin, LLC	192,000
Total	4,800,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our ordinary shares and the ordinary shares of the selling shareholders are offered subject to a number of conditions, including:

receipt and acceptance of our ordinary shares by the underwriters, and the underwriters' right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our ordinary shares, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We and the selling shareholders have granted the underwriters an option to buy up to 720,000 additional ordinary shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ordinary shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.50 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional  shares.

	Paid by us		Paid by Selling Shareholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per Share	$0.845	$0.845	$0.845	$0.845	$0.845	$0.845
Total	$3,244,800	$3,731,520	$811,200	$932,880	$4,056,000	$4,664,400

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.0 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors listed in "Business—Management" and the beneficial owners of 5% or more of our ordinary shares, other than Bank Hapoalim, B.M., and, if such shareholder is a corporation, its shareholders and the natural persons having voting and investment control over it, and certain other shareholders, who following the consummation of this offering will beneficially own an aggregate of 8,565,095 ordinary shares, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our ordinary shares or securities convertible into or exchangeable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in their sole discretion, release all or some of the securities from these lock-up agreements. The 180-day lock-up period may be extended if (1) we issue an earnings release, or material news or a material event relating to us occurs, during the period that begins on the date that is 15 calendar days plus three business days before the end of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 calendar-day period beginning on the last day of the lock-up period. In either case, the lock-up period may be extended for 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

NASDAQ NATIONAL MARKET QUOTATION

We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "ITRN." Our shares are listed on the Tel Aviv Stock Exchange under the symbol "ITRN."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares including:

stabilizing transactions;

short sales;

purchases to cover positions created by short sales;

imposition of penalty bids; and

syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These transactions may also include making short sales of our ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise. The underwriters will not carry out these transactions on the Tel Aviv Stock Exchange.

The underwriters and their affiliates have provided, and may provide, certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market in the United States for our ordinary shares in the United States. The initial public offering price will be determined by negotiation by us and the representative of the underwriters although, the principal determining factor will be the recent market price of our ordinary shares on the Tel Aviv Stock Exchange. Some of the other determining factors that may be considered in determining the initial public offering price include:

the information set forth in this prospectus and otherwise available to representatives;

our history and prospects, and the history and prospects of the industry in which we compete;

our past and present financial performance and an assessment of our management;

our prospects for future earnings, the present state of our development;

the general condition of the securities markets at the time of this offering;

the recent market prices of, and demand for, public traded ordinary shares of generally comparable companies; and

other factors deemed relevant by the underwriters and us.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Legal matters

The validity of the ordinary shares offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yoram L. Cohen, Ashlagi, Fisher, Ramat-Gan, Israel. Certain legal matters concerning this offering related to United States law will be passed upon for us by Proskauer Rose LLP, New York, New York.

In connection with this offering, Herzog, Fox & Neeman, Tel Aviv, Israel, has advised the underwriters with respect to certain Israeli law matters, and White & Case LLP, New York, New York, has advised the underwriters with respect to certain United States law matters.

Experts

Fahn Kanne & Co., a member firm of Grant Thornton International, have audited our consolidated financial statements at December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, as set forth in their report. The financial statements of Ituran Cellular Communication Ltd. were audited by Ziv Haft, a network member of BDO International, and their report is included in this prospectus. We have included our consolidated financial statements in this prospectus and in this registration statement in reliance on Fahn Kanne & Co.'s and Ziv Haft's reports given on their authority as experts in accounting and auditing.

Enforceability of civil liabilities

We are incorporated in Israel and some of our directors and officers and the Israeli experts named in this prospectus reside outside of the United States. Service of process upon such persons may be difficult to effect within the United States. Furthermore, because substantially all of our assets, and those of our non-US directors and officers and the Israeli experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of US federal securities laws, against us or any of such persons may not be collectible within the United States.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act or the Securities Exchange Act of 1934 pursuant to original actions instituted in Israel. It may be difficult for an investor, or any other person or entity, to assert US securities laws claims in original actions instituted in Israel. However, subject to certain time limitations, a foreign civil judgment, including a US court judgment based upon the civil liability provisions of US federal securities laws, may be enforced by an Israeli court, provided that:

the judgment is enforceable in the state in which it was given;

the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

the judgment is not contrary to the law, public policy, security or sovereignty of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;

the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

the judgment is no longer appealable; and

an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Ituran U.S.A. Inc. as our agent to receive service of process in any action against us in any US federal court or the courts of the State of New York arising out of this offering or any purchase or sale of ordinary shares in connection therewith.

Foreign judgments enforced by Israeli courts generally will be payable in NIS. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange for the foreign currency published on the day before date of payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily may be linked to Israel's consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act of 1933, as amended, relating to this offering. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit some information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of such documents. Where we have filed documents as exhibits to the registration statement, you should read the complete document itself for a complete description of its terms.

As a foreign private issuer, we will file with the Securities and Exchange Commission our annual report on Form 20-F and will submit under cover of a Form 6-K any material interim reports, press releases or other documents published or required to be published in Israel. As a foreign private issuer, we will not be subject to the proxy rules of Section 14 of the Securities Exchange Act of 1934, as amended, and our officers, directors and principal shareholders will not be subject to the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such documents are also available at the SEC's website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the Securities and Exchange Commission at the address noted above at rates specified by the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

We maintain a corporate website at www.ituran.com and certain of our subsidiaries maintain websites at www.ituranusa.com, www.ituran.com.br, www.ituran.com.ar and www.telematics-wireless.com. Information contained on or derived from or through these websites is not a part of this prospectus, and you should not consider it to be a part of this prospectus.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Index to Financial Statements

Page
Independent Auditors' Report	F-2
Consolidated Financial Statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 including unaudited consolidated financial statements as of June 30, 2005 and for the six month periods ended June 30, 2004 and June 30, 2005	F-3
Balance Sheets	F-3
Statements of Income	F-5
Statements of Changes in Shareholders' Equity	F-6
Statements of Cash Flows	F-8
Notes to the Consolidated Financial Statements	F-11

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets included in the consolidation constituted approximately 7% and 6.5% of total consolidated assets as of December 31, 2003 and 2004, respectively, and whose revenues included in the consolidation constituted approximately 21%, 13%, and 10% of total consolidated revenues for the years ended December 31, 2002, 2003 and 2004, respectively. The financial statements of this subsidiary were audited by other independent auditors, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Fahn Kanne & Co.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Member firm of Grant Thornton International

Tel-Aviv, Israel
August 12, 2005 (except with respect to the share split discussed in Note 1(A)(2) as to which the date is September 22, 2005)

Head Office:
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv, 66184 ISRAEL
P.O.B. 36172,61361
Tel. 972-3-7106666
Fax 972-3-7106660
info@gtfk.co.il
www.gtfk.co.il

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Current assets
Cash and cash equivalents	3,918	4,604	4,815
Accounts receivable (net of allowance for doubtful accounts)	16,732	19,993	22,197
Other current assets (Note 2)	1,732	1,614	2,449
Contracts in process, net (Note 3)	378	30	—
Inventories (Note 4)	4,725	6,416	6,502
	27,485	32,657	35,963
Long-term investments and debit balances
Investments in affiliated companies (Note 5)	1,189	870	975
Deposit	1,320	1,393	1,318
Deferred income taxes (Note 16)	6,240	5,507	5,771
Funds in respect of employee rights upon retirement	2,448	2,854	2,830
Minority share of shareholders' deficit of subsidiaries	767	—	—
	11,964	10,624	10,894
Property and equipment, net (Note 6)	9,427	9,204	9,503
Intangible assets, net (Note 7)	4,404	3,676	3,771
Goodwill (Note 8)	1,451	2,862	2,920
Total assets	54,731	59,023	63,051

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Balance Sheets (cont.)

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Current liabilities
Credit from banking institutions (Note 9)	13,805	6,586	5,975
Accounts payable	7,926	10,574	12,580
Deferred revenues	2,889	3,824	3,479
Other current liabilities (Note 10)	6,489	9,165	10,556
	31,109	30,149	32,590
Long-term liabilities
Long-term loans from banking institutions (Note 11)	10,169	3,615	664
Liability for employee rights upon retirement	3,770	4,256	4,216
Deferred income taxes (Note 16)	—	—	329
	13,939	7,871	5,209
Contingent liabilities, liens and guarantees (Note 12)
Minority interest	—	108	217
Capital Notes (Note 13)	5,894	5,894	5,894
Shareholders' equity (Note 14)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,622	1,626	1,640
Authorized – December 31, 2003, 2004 and June 30, 2005 – 22,575,000 shares
Issued and outstanding – December 31, 2003 – 18,541,335 shares, December 31, 2004 – 18,595,197 shares and June 30, 2005 – 18,776,652 shares
Additional paid-in capital	24,671	23,876	23,876
Deferred compensation	(129)	—	—
Accumulated other comprehensive loss	(2,258)	(2,487)	(2,748)
Cost of Company shares held by subsidiaries – December 31, 2003, 2004 and June 30, 2005 – 841,611 shares, 20,736 shares and 20,736 shares	(2,595)	(384)	(384)
Accumulated deficit	(17,522)	(7,630)	(3,243)
Total shareholders' equity	3,789	15,001	19,141

Total liabilities and shareholders' equity	54,731	59,023	63,051

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Income

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands except per share data)	2002	2003	2004	2004	2005
				(unaudited)
Revenues:
Location-based services	24,053	32,088	36,549	17,857	20,565
Wireless communications products	17,782	23,527	33,461	14,432	20,958
Other	7,856	8,456	7,916	3,790	2,162
	49,691	64,071	77,926	36,079	43,685
Cost of revenues:
Location-based services	12,159	12,258	12,944	6,366	7,620
Wireless communications products	12,928	19,071	23,224	9,596	14,459
Other	5,746	6,119	5,720	2,663	1,573
	30,833	37,448	41,888	18,625	23,652
Gross profit	18,858	26,623	36,038	17,454	20,033
Research and development expenses	1,717	1,692	2,020	979	1,600
Selling and marketing expenses	2,365	2,888	4,074	2,128	2,206
General and administrative expenses	9,757	11,443	11,693	5,488	6,823
Other expenses (income), net	740	314	(12)	(11)	(5)
Operating income	4,279	10,286	18,263	8,870	9,409
Financing expenses, net (Note 15)	6,039	616	2,059	1,391	41
Other non-operating expenses, net	528	—	—	—	—
Income (loss) before taxes on income	(2,288)	9,670	16,204	7,479	9,368
Taxes on income (Note 16)	2,955	(3,417)	(4,423)	(2,420)	(2,133)
	667	6,253	11,781	5,059	7,235
Share in losses of affiliated companies, net	(529)	(235)	(324)	(167)	(88)
Minority interests in (income) loss of subsidiaries	731	(173)	(238)	(15)	(62)
Net income for the period	869	5,845	11,219	4,877	7,085
Earnings per share (Note 17):
Basic	0.05	0.32	0.60	0.26	0.38
Diluted	0.05	0.31	0.58	0.25	0.36
Weighted average number of shares outstanding (in thousands):
Basic	17,634	18,273	18,585	18,577	18,614
Diluted	18,264	19,086	19,192	19,188	19,140

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Statements of Changes in Shareholders' Equity

	(in thousands)
	Ordinary shares		Receipts on account of shares	Additional paid in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Cost of Company shares held by subsidiaries	Deferred compensation	Total
	Number of shares	Amount of shares
US dollars
Balance as of January 1, 2002	16,125	1,430	—	20,156	(780)	(24,236)	(2,595)	(1,817)	(7,842)
Changes during 2002:
Net income	—	—	—	—	—	869	—	—	869
Gains in respect of derivative instruments designated for cash flow hedge, net of related taxes	—	—	—	—	278	—	—	—	278
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	—	—	—	—	(2,210)	—	—	—	(2,210)
Total comprehensive loss									(1,063)
Amortization of deferred compensation related to employee stock option plans	—	—	—	—	—	—	—	1,255	1,255
Receipts on account of shares	—	—	1,320	—	—	—	—	—	1,320
Conversion of capital notes into shares	1,701	142	—	3,267	—	—	—	—	3,409
Balance as of December 31, 2002	17,826	1,572	1,320	23,423	(2,712)	(23,367)	(2,595)	(562)	(2,921)
Changes during 2003:
Net income	—	—	—	—	—	5,845	—	—	5,845
Gains in respect of derivative instruments designated for cash flow hedge, net of related taxes	—	—	—	—	366	—	—	—	366
Translation gains of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	—	—	—	—	88	—	—	—	88
Total comprehensive income									6,299
Amortization of deferred compensation related to employee stock option plans	—		—	(41)	—			433	392
Issuance of share capital	715	50	(1,320)	1,289	—	—	—	—	19
Balance as of December 31, 2003	18,541	1,622	—	24,671	(2,258)	(17,522)	(2,595)	(129)	3,789

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Statements of Changes in Shareholders' Equity (cont.)

	(in thousands)
	Ordinary shares		Receipts on account of shares	Additional paid in capital	Accumulated other comprehensive (loss) income	Accumu- lated deficit	Cost of Company shares held by subsidiaries	Deferred compensation	Total
	Number of shares	Amount of shares
US dollars
Balance as of January 1, 2004	18,541	1,622	—	24,671	(2,258)	(17,522)	(2,595)	(129)	3,789
Changes during 2004:
Net income	—	—	—	—	—	11,219	—	—	11,219
Losses in respect of derivative instruments designated for cash flow hedge, net of related taxes	—	—	—	—	(644)	—	—	—	(644)
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	—	—	—	—	415	—	—	—	415
Total comprehensive income									10,990
Amortization of deferred compensation related to employee stock option plans	—	—	—	—	—	—	—	129	129
Issuance of share capital	54	4	—	—	—	—	—	—	4
Sale of Company shares held by subsidiary	—	—	—	(795)	—	—	2,211	—	1,416
Dividend paid	—	—	—	—	—	(1,327)	—	—	(1,327)
Balance as of December 31, 2004	18,595	1,626	—	23,876	(2,487)	(7,630)	(384)	—	15,001
	(unaudited)
Changes during 2005:
Net income	—	—	—	—	—	7,085	—	—	7,085
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	—	—	—	—	(261)	—	—	—	(261)
Total comprehensive income									6,824
Issuance of share capital	182	14	—	—	—	—	—	—	14
Dividend paid	—	—	—	—	—	(2,698)	—	—	(2,698)
Balance as of June 30, 2005 (unaudited)	18,777	1,640	—	23,876	(2,748)	(3,243)	(384)	—	19,141

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net income for the period	869	5,845	11,219	4,877	7,085
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,900	3,482	3,536	1,627	1,812
Exchange differences on principal of deposit and loan, net	719	(804)	373	520	(224)
Increase (decrease) in liability for employee rights upon retirement	865	(302)	424	554	208
Increase (decrease) in liability for vacation pay	(76)	(118)	55	77	169
Share in losses of affiliated companies, net	529	235	324	167	88
Deferred income taxes	(3,376)	2,193	1,183	30	196
Amortization of deferred compensation related to employee stock option plans, net	1,255	392	129	71	—
Capital losses (gains) on sale of property and equipment, net	2	(72)	(40)	(26)	—
Minority interests in profits (losses) of subsidiaries, net	(731)	173	238	15	62
Increase in accounts receivable	(2,955)	(627)	(3,002)	(3,603)	(3,530)
Decrease (increase) in other current assets	776	344	(1,003)	104	(801)
Decrease (increase) in inventories and contracts in process, net	363	3,633	(1,259)	(1,215)	(431)
Increase (decrease) in accounts payable	2,692	(822)	2,582	2,279	2,667
Increase (decrease) in deferred revenues	87	267	1,033	62	(260)
Increase (decrease) in other current liabilities	(1,691)	1,968	1,882	1,233	2,424
Net cash provided by operating activities	3,228	15,787	17,674	6,772	9,465
Cash flows from investing activities
Decrease (increase) in funds in respect of employee rights upon retirement, net of withdrawals	(200)	83	(366)	(153)	(142)
Capital expenditures	(2,205)	(2,339)	(2,374)	(1,034)	(1,654)
Proceeds from sale of property and equipment	240	109	125	42	—
Purchase of intangible assets and minority interest	(625)	(67)	(295)	—	(941)
Loan granted to affiliated company	(37)	—	—	—	(231)
Acquisitions of subsidiaries (Appendix A)	9	—	—	—	—
Net cash used in investment activities	(2,818)	(2,214)	(2,910)	(1,145)	(2,968)
Cash flows from financing activities
Short-term credit from banking institutions, net	(718)	(12,642)	(8,560)	(3,436)	(22)
Receipt of long-term loans	6,357	5,119	9,360	9,440	—
Repayment of long-term loans	(5,667)	(3,586)	(15,035)	(12,121)	(3,326)
Dividend paid	—	—	(1,327)	(1,327)	(2,684)
Proceeds from sale of Company shares held by a subsidiary	—	—	1,416	1,416	—
Proceeds from exercise of options by employees	—	19	4	4	14
Net cash used in financing activities	(28)	(11,090)	(14,142)	(6,024)	(6,018)
Effect of exchange rate changes on cash and cash equivalents	(69)	108	64	(103)	(268)
Net increase (decrease) in cash and cash equivalents	313	2,591	686	(500)	211
Balance of cash and cash equivalents at beginning of period	1,014	1,327	3,918	3,918	4,604
Balance of cash and cash equivalents at end of period	1,327	3,918	4,604	3,418	4,815

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows (cont.)

Appendix A — Acquisitions of subsidiaries

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Working capital (excluding cash and cash equivalents), net	1,839	—	—	—	—
Long-term deferred income taxes	(166)	—	—	—	—
Property and equipment, net	(265)	—	—	—	—
Other intangible assets	(206)	—	—	—	—
Investment in an affiliated company	(417)	—	—	—	—
Long-term bank loans	371	—	—	—	—
Minority shareholders in subsidiary	62	—	—	—	—
Minority interest	(1,209)	—	—	—	—
	9	—	—	—	—

Appendix B — Companies no longer consolidated

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Working capital (excluding cash and cash equivalents), net	(898)	—	—	—	—
Investment in an affiliated company	217	—	—	—	—
Property and equipment, net	229	—	—	—	—
Other intangible assets	97	—	—	—	—
Long-term bank loans	(280)	—	—	—	—
Minority shareholders in subsidiary	(122)	—	—	—	—
Minority interest	757	—	—	—	—
	—	—	—	—	—

Supplementary information on investing activities not involving cash flows

At December 31, 2004, trade payables included US$ 62,000 in respect of the acquisition of property and equipment.

At December 31, 2002, capital notes in an amount of US$ 3.4 million (US$ 3.2 in respect of principal and US$ 0.2 in respect of interest thereon) were converted into 567,519 ordinary shares of the Company.

In December 2002, the Company signed an agreement with three executives of Telematics Wireless, whereby the Company agreed to issue ordinary shares to the executives, against the transfer of their entire holdings in the shares of Telematics Wireless (recorded as a receipt on account of shares, in an amount of US$  1.3 million). In 2003, the Company issued the respective shares.

At December 31, 2004 and June 30, 2005, the balances of accounts payable include amounts of US$ 527,000 and US$ 189,000, respectively, in respect of the acquisition of the minority interest in subsidiaries.

As of June 2004 and 2005, accounts payable includes unpaid dividends in amounts of US$  55,000 and US$ 14,000, respectively and purchases of other and fixed assets on credit in amounts of US$ 73,000 and US$  30,000 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Interest paid	1,577	1,010	1,198	619	440
Income taxes paid	640	587	754	215	710

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

A.    General

1.    Operations

Ituran Location and Control Ltd. (the "Company") commenced operations in 1994. The Company and its subsidiaries (the "Group") are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

2.    Share split

On September 22, 2005, the Company effected a share split pursuant to which each of its ordinary shares was converted into 3 ordinary shares. Unless otherwise noted, all share and per share amounts for all periods presented have been retroactively restated to give effect to this share split.

3.    Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel is the New Israeli Shekel ("NIS"), which is the local currency in which those entities operate. The functional currency of the foreign subsidiaries of the Group is their representative local currency.

The consolidated financial statements of the Company and all of its subsidiaries were translated into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the U.S. Financial Accounting Standards Board ("FASB"). Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity's financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reflected in shareholders' equity, under "accumulated other comprehensive income (loss)".

Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.    General (cont.)

3.    Functional currency and translation to the reporting currency (cont.)

Following is the data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar	Israeli CPI(*)
At June 30,
2005	NIS 4.574	114.88 points
2004	NIS 4.497	114.54 points
Increase during the six month period ended June 30,:
2005	6.17%	0.49%
2004	2.70%	1.41%
At December 31,
2004	NIS 4.308	114.32 points
2003	NIS 4.379	112.95 points
2002	NIS 4.737	115.13 points
2001	NIS 4.416	108.1 points
Increase (decrease) during the year:
2004	(1.62%)	1.21%
2003	(7.56%)	(1.89%)
2002	7.27%	6.50%

(*)

Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average = 100.

4.    Accounting principles

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

5.    Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

6.    Unaudited Interim Financial Statements

The accompanying unaudited financial statements as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 were prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the unaudited financial statements presented herein include all adjustments necessary for a fair presentation of the Company's financial position at June 30, 2005 and the results of its operations and its cash flows for the six month periods ended June 30, 2004 and 2005. All such adjustments are of a normal recurring nature. Interim financial statements are prepared on a basis consistent with the Company's annual financial statements. Results of operations for the six month period ended June 30, 2005 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 2005.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.    Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, the term "subsidiary" refers to a company over which the Company exerts control (ownership interest of more than 50%), and the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances were eliminated upon consolidation; profits from intercompany sales, not yet realized outside of the Group, were also eliminated.

C.    Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D.    Company shares held by subsidiaries

Company shares held by subsidiaries are presented as a reduction of shareholders' equity, at their cost to the subsidiaries, under the caption "Cost of Company shares held by subsidiaries". Gains on sale of these shares, net of related income taxes, are recorded as additional paid-in capital.
Losses on the sale of such shares, net of related income taxes, are recorded as deductions from additional paid-in capital to the extent that previous net gains from sales are included therein, otherwise in retained earnings.

E.    Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available on such customers.

The allowance in respect of trade receivables at December 31, 2003, 2004 and June 30, 2005 was US$ 98,000, US$ 195,000 and US$ 405,000, respectively.

F.    Contracts in process

The contracts in process are presented at cost, less customer advances, less a portion of the costs expensed in prior periods (concurrent with the applicable revenue based on percentage of completion), and less the entire expected loss on projects, if any.

Cost includes direct costs of materials, labor, subcontractors, and other direct costs.

G.    Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw materials and finished products – mainly on the basis of average cost; work in progress – on the basis of direct production costs including materials, labor and subcontractors, plus the allocated portion of indirect production costs, on an average basis.

H.    Investment in affiliated companies

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than a controlling interest, which are not subsidiaries ("affiliated companies"), are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Group, was eliminated.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.    Investment in other companies

Non-marketable investments in other companies in which the Company does not have a controlling interest or significant influence are accounted for at cost, net of write down for any permanent decrease in value.

For investments in start up companies (companies that are engaged in the field of research and development), the Company assesses the recoverability of its investment, from time to time, and includes, when necessary, a write down for decrease in value which is not temporary.

J.    Derivatives

The Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts) which are designed to hedge the cash flows expected to be received from forecasted revenues resulting from subscription fees, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and qualify as cash flow hedges under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. For such derivatives, the critical terms are matched to those of the hedged transaction with respect to currency, amount and period, in accordance with the risk management policy of the Company. As a result, subsequent fluctuations of foreign exchange rates have no effect on the correlation between those contracts and hedged transactions. Therefore, the hedging relationship of such derivative and hedged transaction is considered highly effective and there is no ineffectiveness to be recognized in earnings, as long as the critical terms of the hedging relationship are maintained.

As a result, the changes in fair value of the derivative are reported as "other comprehensive income" under "gains in respect of derivative instruments designated for cash flow hedge, net of related taxes", and are recognized in the statements of income when the hedged transaction affects earnings.

All other derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing expenses, net.

K.    Property and equipment

1.    Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the life of the lease.

2.    Rates of depreciation:

%
Operating equipment (mainly 20%)	7.5-33
Office furniture and equipment	7.5-10
Vehicles	15
Leasehold improvements	Duration of lease which is less or equal to useful life

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.    Impairment of long-lived assets

The Group's long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

M.    Deferred income taxes

The Group accounts for income taxes in accordance with FAS No. 109, Accounting for Income Taxes. According to FAS No. 109, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

N.    Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Commencing on January  1, 2002, pursuant to the adoption of FAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but rather tested for impairment at least annually. As of December  31, 2002, 2003 and 2004, the Company has determined that there is no impairment with respect to Goodwill. Prior to the adoption of FAS No. 142, goodwill was amortized in equal annual installments over a period of 10 years.

Intangible assets are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FAS No. 142, as follows: technology usage rights and others – 10 years; licenses and patents – 7 years.

O.    Issuance costs of convertible capital notes

Costs incurred in respect of the issuance of convertible capital notes are deferred and expensed as financing expenses over the contractual life of the capital notes.

P.    Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.    Liability for employee rights upon retirement (cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2002, 2003, 2004 and for the six month periods ended June 30, 2004 and 2005, amounted to US$  457,000, US$ 452,000, US$ 375,000, US$ 212,000 and US$ 224,000, respectively.

Q.    Revenue recognition

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed.

The Company's revenues are recognized as follows:

1.    Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

2.    Revenues from installation services are recognized when the installation is completed.

3.    Revenues from subscription fees are recognized over the duration of the subscription period.

4.    The Company recognizes revenues as gross or net in accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"). In most arrangements, the Company contracts directly with its end-user customers, it is the primary obligor and it carries all collectibility risk. Revenues under these arrangements are recorded on a gross basis.

In some cases, the Company is not considered as the primary obligor according to the criteria established in EITF 99-19, and serves only as distributors of products or services of other parties to end-user customers. In those instances, in accordance with EITF 99-19, the Company reports the revenues on a net basis.

5.    Revenues from certain long-term contracts:

The Company recognizes certain long-term contract revenues, in accordance with Statement of Position ("SOP") 81-1, Accounting for Performance of Construction-Type and Certain Production Type Contracts.

Pursuant to SOP 81-1, revenue is recognized under the percentage of completion method. The Company measures the percentage of completion based on output criteria, such as the number of units delivered or the progress of the engineering process (in contracts that require network buildup before end units are sold).

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.    Revenue recognition (cont.)

5.    Revenues from certain long-term contracts: (cont.)

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract.

The Company believes that the use of the percentage of completion method is appropriate, as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the abovementioned conditions, the Company utilizes zero estimates of profit; equal amounts of revenue and cost are recognized until results can be estimated with sufficient certainty.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in process are subject to management estimates. Actual results could differ from these estimates.

6.    Deferred revenues includes unearned amounts received from customers but not yet recognized as revenues.

7.    Sale and leaseback transactions

The Company accounts for sale and leaseback transactions in accordance with the provisions of FAS No. 13, Accounting for Leases as amended by FAS No. 28, Accounting for Sales with Leasebacks.

Accordingly, with respect of a certain leaseback transaction that was determined to be an operating lease and involving the use of more than a minor part but less than substantially all of the asset sold, the entire profit on the sale was deferred and amortized in proportion to rental payments over the term of the lease. There was no recognition of any profit at the date of the sale since the present value of the minimum lease payments exceeded the amount of the profit.

R.    Warranty costs

The Company provides a warranty for its products to end-users at no extra charge. The Company estimates the costs that may be incurred under its warranty obligation and records a liability at the time the related revenues are recognized.

Among the factors affecting the warranty liability are the number of installed units and historical percentages of warranty claims. The Company periodically assesses the adequacy of the recorded warranty liability and adjusts the amount to the extent necessary. To date, warranty costs and the related liabilities have not been material.

S.    Research and development costs

1.    Research and development costs (other than computer software-related expenses) are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.    Research and development costs (cont.)

2.    Software Development Costs

FAS No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Research and development costs incurred in the process of developing product improvements or new products, are generally expensed as incurred, net of grants received from the Government of Israel for development of approved projects. Costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release are insignificant.

3.    Purchased In-Process Research and Development

Purchased In-Process Research and Development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced but had not yet been completed at the date of acquisition and which have no alternative use. In accordance with FAS No. 2 Accounting for Research and Development Costs, as clarified by FASB Interpretation No. 4, amounts assigned to IPR&D are expensed as part of the allocation of the purchase price of the business combination.

T.    Advertising costs

Advertising costs are expensed as incurred.

U.    Issuance of shares by affiliated companies

Capital gains arising from the issuance of shares by affiliated companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an affiliated company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

V.    Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of Company shares held by subsidiaries.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if-converted method. The assumed conversion of such convertible capital notes that have not been converted during the period, was based on the average quoted share prices prior to each balance date (see also Note 17 regarding the conversion mechanism).

W.    Stock based compensation

The Group accounts for its employee stock option plans using the fair value based method of accounting prescribed by FAS No.  123, Accounting for Stock-Based Compensation as amended by FAS No. 148.

According to FAS No. 123, the fair value of stock options granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model. The compensation cost is charged on the date of grant of such options, to shareholders' equity, under deferred compensation, and is thereafter amortized over the vesting period using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.    Stock based compensation (cont.)

The Company applied FAS No. 123 and Emerging Issue Task Force ("EITF") No.  96-18 Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services with respect to options issued to non-employees.

X.    Comprehensive income (loss)

Comprehensive income, presented in shareholders' equity, includes, in addition to net income:

(a) gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes, and (b) translation gains (losses) of non-Israeli currency financial statements of subsidiaries and affiliated companies and translation gains and losses from the translation of the functional currency to the reporting currency.

Y.    Financial instruments with characteristics of both liabilities and equity

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS No. 150 establishes standards governing how an issuer classifies and measures certain financial instruments having characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and (except for certain instruments) is otherwise effective at the commencement of the first interim period beginning after June 15, 2003. The Company adopted FAS No. 150 effective July 1, 2003. The adoption of FAS No. 150 did not have a material effect on the Company's financial position or results of operations.

Z.    Recently issued accounting pronouncements

1)    In November  2004, the FASB issued FAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. FAS No. 151 clarified the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage). FAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted. The Company believes that FAS No. 151, when adopted, will not have a significant impact on its financial position or results of operations.

2)    In December 2004, the FASB issued FAS No. 123R, Share-Based Payment, a revision of FAS No. 123, Accounting for Stock Based Compensation. Among other items, FAS No. 123R eliminates the use of APB  25 and the intrinsic value method of accounting and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value at the grant date of those awards. The effective date of FAS No. 123R, as amended by SEC rule, is the first reporting fiscal year beginning after June 15, 2005, which is the first quarter of 2006 for calendar year companies. Early adoption of FAS No. 123R is encouraged. FAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of FAS No. 123R for all share-based payments granted after that date, and based on the requirements of FAS No. 123 for all unvested awards granted prior to the effective date of FAS No. 123R.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Finanial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.    Recently issued accounting pronouncements (cont.)

Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but it also permits entities to restate financial statements previously based on pro forma disclosures made in accordance with FAS No. 123.

The Company utilizes the fair value method of accounting in respect to stock options granted to its employees pursuant to FAS No. 123. Therefore, the Company does not expect the adoption of FAS No. 123R on January 1, 2006, to have a material impact on the amount of earnings it reports in future periods.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 2 — OTHER CURRENT ASSETS

Composition:

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Prepaid expenses	633	527	677
Government institutions	460	456	902
Deferred taxes	307	153	272
Minority shareholders in subsidiaries	25	226	—
Advances to suppliers	96	111	505
Employees	2	20	49
Related parties	69	2	1
Others	140	119	43
	1,732	1,614	2,449

NOTE 3 — CONTRACTS IN PROCESS, NET

Composition:

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Cost of work	9,352	300	731
Less – portion expensed in prior periods	(8,782)	(268)	(731)
	570	32	—
Less – advances from customers	(192)	(2)	—
	378	30	—

As of June 30, 2005, accounts receivable include an amount of US$ 1.9 million in respect of long-term contracts.

NOTE 4 — INVENTORIES

Composition:

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Finished products	3,453	3,472	3,879
Raw materials	1,187	1,732	1,527
Work in progress	85	1,212	1,096
	4,725	6,416	6,502

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 5 — INVESTMENTS IN AFFILIATED COMPANIES

A.

Locationet Systems Ltd. ("Locationet")

The Company holds 21.28% of the shares of Locationet.

The balance of the Company's investment in Locationet as of December 31, 2003, 2004 and June 30, 2005 was US$ 1.0 million, US$ 688,000 and US$ 600,000, respectively.

B.

Icomtrade Ltd. ("Icomtrade")

The Company holds 50% of the shares of Icomtrade.

The balance of the Company's investment in Icomtrade as of December  31, 2003, 2004 and June 30, 2005 was US$ 180,000, US$ 182,000 and US$ 168,000, respectively. As of December 31, 2003, 2004 and June 30, 2005, these balances included a loan in the amounts of US$ 173,000, US$  178,000 and US$ 168,000, respectively.

The loan is linked to the Israeli Consumer Price Index.

C.

MatysOnBoard Ltd. ("Matys")

The Company holds 25% of the shares of Matys.

The balance of the Company's investment in Matys as of June 30, 2005 was US$ 204,000. As of June 30, 2005, this balance included a loan in an amount of US$ 231,000.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Composition:

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Operating equipment	12,901	14,603	16,294
Office furniture, equipment and computers	3,599	4,211	4,489
Vehicles	379	591	592
Leasehold improvements	655	764	753
	17,534	20,169	22,128
Less – accumulated depreciation and amortization	(8,107)	(10,965)	(12,625)
	9,427	9,204	9,503

In the years ended December 31, 2002, 2003, 2004 and for the six month periods ended June 30, 2004 and 2005, depreciation and amortization expense was US$ 2.1 million, US$ 2.5 million, US$  2.8 million, US$ 1.2 million and US$ 1.5 million, respectively and additional equipment was purchased in an amount of US$ 2.2 million, US$ 2.2 million, US$ 2.3 million, US$ 1.0 million and US$ 1.7 million, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
	Unamortized balance		Original amount	Accumulated amortization	Unamortized balance
				(unaudited)
Technology usage rights	1,712	1,204	3,592	(2,564)	1,028
Purchase of licenses and patent registration	1,746	1,620	2,466	(910)	1,556
Others	946	852	4,535	(3,348)	1,187
	4,404	3,676	10,593	(6,822)	3,771

Amortization of intangible assets amounted to US$ 1.3 million, US$ 1.0 million, US$ 774,000, US$ 382,000 and US$ 287,000 for the years ended December 31, 2002, 2003, 2004 and for the six month periods ended June 30, 2004 and 2005, respectively. As of December 31, 2004, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2005 – US$ 610,000; 2006 – US$ 554,000; 2007 – US$ 554,000; 2008 – US$ 554,000; 2009 – US$ 262,000.

NOTE 8 — GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003, 2004 and the period ended June 30, 2005, are as follows:

	US dollars
	Wireless communications products	Location based services	Cellular communications services	Total
	(in thousands)
Balance as of January 1, 2003	347	777	289	1,413
Changes during 2003:
Translation differences	29	(15)	24	38
Balance as of December 31, 2003	376	762	313	1,451
Changes during 2004:
Goodwill acquired during the year(*)	689	716	—	1,405
Translation differences	6	(5)	5	6
Balance as of December 31, 2004	1,071	1,473	318	2,862
	(unaudited)
Changes during 2005:
Goodwill acquired during the period(**)	—	189	—	189
Translation differences	(62)	(51)	(18)	(131)
Balance as of June 30, 2005 (unaudited)	1,009	1,611	300	2,920

(*)

Derives from the acquisition of shares of the Brazilian subsidiaries from the minority interests therein.

(**)

Derives from the acquisition of an additional 1% of shares of the Argentine subsidiary from the minority interests therein.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 9 — CREDIT FROM BANKING INSTITUTIONS

A.

Composition:

	Interest rates as of		US dollars
	December 31,	June 30,	December 31,		June 30,
(in thousands)	2004	2005	2003	2004	2005
	%	%			(unaudited)
Revolving credit – in NIS	6	6	1	32	31
Revolving credit – in US dollars	2	—	15	24	—
Short-term US dollar-linked loan	—	—	8,500	—	—
Current maturities of long-term loans			5,289	6,530	5,944
			13,805	6,586	5,975

B.

Lines of credit

Unutilized short-term credit lines of the Group as of June 30, 2005, aggregated to US$ 1.4 million.

C.

Liens – see Note  12B.

NOTE 10 — OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,		June 30,
(in thousands)	2003	2004	2005
			(unaudited)
Accrued expenses	3,047	2,570	1,936
Employees and institutions in respect thereof	1,366	1,629	1,734
Government institutions	1,692	3,959	5,510
Related party	—	750	337
Advances from customers	—	—	723
Deferred tax	302	—	—
Others	82	257	316
	6,489	9,165	10,556

NOTE 11 — LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.

Composition:

	Weighted average interest rate		US dollars
	December 31,	June 30,	December 31,		June 30,
(in thousands)	2004	2005	2003	2004	2005
	%	%			(unaudited)
US dollar linked	Libor + 2%	Libor + 2%	13,795	1,666	1,339
Unlinked	6.4	6.4	1,663	8,479	5,269
Less – current maturities			(5,289)	(6,530)	(5,944)
			10,169	3,615	664

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 11 — LONG-TERM LOANS FROM BANKING INSTITUTIONS (cont.)

B.

Maturity dates

US dollars
(in thousands)	December 31, 2004
Second year	3,281
Third year	334
3,615

C.

Liens – see Note 12B.

NOTE 12 — CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.

Claims

1.

The Company is involved in a litigation with Leonardo L.P., a United States based hedge fund, arising out of a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of US$ 12 million in exchange for certain capital notes that were convertible into the Company's ordinary shares according to a pre-determined formula. Pursuant to the formula, the conversion price of the capital notes was the lower of NIS 67.33 (US$ 14.72) or an average of the lowest 10 prices of the Company's shares during the 60 trading-day period prior to conversion. The conversion price is used to determine the number of shares into which the capital notes may be converted, by dividing the notional principal amount of the capital notes, initially US$ 12 million, by the conversion price. On the date the capital notes were issued, March 2, 2000, the capital notes were convertible into approximately 720,000 of the Company's ordinary shares. As part of the terms of this financial transaction, and, as required by the rules of the Tel-Aviv Stock Exchange ("TASE") where the Company's ordinary shares are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the capital notes. The TASE approved the issuance of 2,250,000 of the Company's ordinary shares as the number of registered shares that could be issued under the capital notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares.

The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the capital notes, and in fact, at no time on or prior to the maturity date of the capital notes did Leonardo seek to convert the capital notes for more than 2,250,000 of the Company's ordinary shares. Prior to the maturity date of the capital notes, Leonardo converted approximately US$ 6.7 million of the notional principal amount of the capital notes into an aggregate of 2,241,594 of the Company's ordinary shares. The Company believes that the holders of the capital notes are therefore only entitled to convert the balance of their capital notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the capital notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 12 — CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.

Claims (cont.)

1.  (cont.)

The terms of the documents and agreements that comprise the financial transaction with Leonardo contain provisions regarding the repayment and conversion of the capital notes, which may be regarded as conflicting or subject to different interpretations. Accordingly, the Company believes that the matter may only be resolved through litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo.

The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the capital notes in the amount of approximately US$ 6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the Company's ordinary shares into which the capital notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the Company's ordinary shares between the maturity date and the date of the Court's decision, plus interest or expenses.

Although there can be no assurances as to the final outcome of this litigation, the Company believes that the maximum liability that it could have in this matter, assuming that a court rejects the Company's interpretation of the agreements or determines that it has otherwise defaulted on the capital notes, is approximately US$ 5.9 million. In addition, on January 27, 2005, Leonardo moved to have its complaint amended to add an additional cause of action, claiming that on January  29, 2002 the Company also breached the financial transaction because Moked Ituran Ltd. (shareholder of Ituran) distributed some of the Company's ordinary shares to its shareholders, in violation of the covenant that requires Moked Ituran Ltd. to maintain at least 70% of the number of the Company's ordinary shares that it held at the time the Company entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of US$ 9.6 million, plus interest and expenses.

The Company intends to vigorously defend itself in this litigation and the Company believes that it has meritorious defenses to the claims of Leonardo based on the language of the documents and agreements comprising the financial transaction and the additional evidence the Company has reflecting the intentions of the parties.

During 2005, further to the suggestion of the court, the Company entered into a non-binding mediation process with Leonardo L.P. The mediation process has no time limit and may be terminated at any time at the discretion of each party. Only one meeting has been held up to the date of this filing.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 12 — CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.

Claims (cont.)

2.

On March 17, 2005, a suit was filed against the Company in an amount of NIS 4.7 million (US$ 1.0 million). The suit was filed by an attorney and a collection company managed by the attorney. The two plaintiffs acted on behalf of the Company in collecting customer debts. According to the plaintiffs, the Company owes them amounts in respect of expenses and fees, as well as for damage to their reputations. Immediately prior to the filing of this suit, the Company filed a suit and attachment in an amount of NIS 1.4 million (US$ 306,000) against the plaintiffs in respect of checks cancelled by the plaintiffs and receipts received by the plaintiffs on behalf of the Company for which the Company never received money. In respect of the request for seizure, the plaintiffs filed a petition to have the seizure cancelled. On March 21, 2005, the parties reached an agreement whereby the seizure will remain in place, except for the cancellation of the seizure of the bank accounts of the insurance companies in which the debtors have no activity and, therefore, there is no significance to the attachment. In addition, the seizure will be cancelled on credit card companies whose customers are not debtors of the Company. In return, the Company was granted a second-degree lien on a car valued at NIS 300,000 (US$ 66,000). In the opinion of the Company's legal counsel, the plaintiffs' case is without merit.

In August 2005, an agreement was signed between the Company and the plaintiffs, pursuant to which the attorney and the collection company repudiate their claim and accept the position of the Company in full. The Company is currently waiting for court approval of this agreement.

3.

A number of legal claims regarding vehicles were filed against the Company for which the Company has insurance coverage. Such claims were turned over to the respective insurance companies for processing.

There are a number of other claims in immaterial amounts that are in various stages of disposition. At present, the Company is unable to estimate the outcome of such claims.

4.

On July 8, 2005 a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. The maximum potential amount of damages that the Company estimates our subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is approximately $1.5 million in the aggregate for all class plaintiffs, plus punitive damages and expenses. The Company does not believe that the plaintiffs will prevail and, even if they do prevail, the Company does not believe that the resolution of this claim will have a material effect on its revenues, operations or liquidity.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 12 — CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

B.

Liens

To guarantee the liabilities of the Group to banks, the Company has registered the following pledges:

1.

On monies due and/or due in the future from the bank clearing house, as well as a first degree floating lien on all of the property and assets of the Company and on the insurance rights thereto.

2.

On the ordinary shares of Telematics Wireless.

C.

The Company was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the provision of systems for the location of vehicles in Israel. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that the Company has abused its position in the market. Any such declaration in any suit in which it is claimed that the Company engages in anti-competitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anti-competitive behavior. Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

D.

Commitments

As of December 31, 2004, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows: 2005 – US$ 1.0 million; 2006 – US$ 0.9 million; 2007 – US$ 0.8 million; 2008 – US$ 0.5 million; 2009 and thereafter – US$ 0.7 million.

The leasing fees expensed in each of the years ended December 31, 2002, 2003, 2004 and for the six month periods ended June 30, 2004 and 2005 were US$ 2.0 million, US$ 2.1 million, US$ 2.0 million, US$ 0.8 million and US$ 1.1 million, respectively.

NOTE 13 — CAPITAL NOTES

1.

On February 7, 2000, the Company entered into an agreement with Leonardo L. P., a foreign company ("Leonardo") for a private placement of capital notes in return for an amount of US$ 12 million.

The capital notes are convertible into Company shares until the end of the three-year period following their date of issue. The capital notes entitle their holders (until such time as they are converted into shares) to interest of 3.5% per annum, to be paid in cash or to be added to the principal, at the discretion of the Company.

The capital notes are convertible into ordinary shares of the Company, par value NIS 0.33 each. During the first 90-day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 14.72) per share. Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 14.72) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading-day period prior to the date of the conversion of the capital notes.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 13 — CAPITAL NOTES (cont.)

1.  (cont.)

In 2000, 2001 and 2002, capital notes in an amount of US$ 2.5 million were converted into 241,392 Company shares, US$ 985,000 into 297,645 Company shares and US$ 3.2 million into 1,702,557 Company shares, respectively. As of December 31, 2003, 2004 and June 30, 2005, the outstanding balance of capital notes could be converted into 8,406 Company shares.

Since the inception of the agreement with Leonardo, through March 2003 (the contractual term of the capital notes), the Company accrued interest in respect of the capital notes. The interest charge for the years ended December 31, 2002 and 2003 amounted to US$ 207,000 and US$ 134,000, respectively.

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

2.

See Note 12(A)(1) for a discussion regarding a pending legal action in connection with the notes.

NOTE 14 — SHAREHOLDERS' EQUITY

A.

Share capital

1.

Composition:

December 31,	2003	2003	2004	2004
	Registered	Issued and fully paid	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each – listed for trade on the Tel Aviv Stock Exchange	22,575,000	18,541,335	22,575,000	18,595,197

June 30 (unaudited),	2005	2005
	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each – listed for trade on the Tel Aviv Stock Exchange	22,575,000	18,776,652

2.

The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

3.

Shares held by the subsidiaries of the Company have no voting rights.

4.

During 2004, a subsidiary sold 820,875 of such shares for an amount of US$ 2.2 million.

5.

As of the balance sheet date, subsidiaries hold 0.11% of the share capital of the Company.

B.

Stock option plans of the Company

1.

During May 1998, the Company's Board of Directors approved an employee stock option plan (the "1998 Plan") for the grant, without consideration, of up to 120,182 options,

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 14 — SHAREHOLDERS' EQUITY (cont.)

B.

Stock option plans of the Company (cont.)

exercisable into 360,546 ordinary shares of NIS 0.33 par value of the Company to employees, officers and directors of the Company. The exercise price of each option is NIS 0.33⅓. The options vest over a period of 2-4 years based on the employment status of each grantee. Any option not exercised within 180 days after the date such option vests will expire. Through June 30, 2005, all the options under the 1998 Plan were granted and exercised.

Compensation expense in respect of the 1998 Plan for the year ended December 31, 2002 amounted to US$ 19,000.

2.

On August 23, 2001, the Company's Board of Directors approved an employee stock option plan (the "2001 Plan") for the grant, without consideration, of up to 282,244 options, exercisable into 846,732 ordinary shares of NIS 0.33⅓ par value of the Company to certain employees and senior executives of the Company and its subsidiaries. The exercise price of each option is NIS  0.33⅓. 32,324 options were fully vested on the date of grant and the remaining options under the plan vest over a period of 1-3 years (mainly 3) based on the employment status of each grantee. Any option not exercised within 3 years after the date such option vests will expire. Through June 30, 2005, all options under the 2001 Plan were granted and fully vested and 145,762 options were exercised.

Compensation expense in respect of the 2001 Plan for the years ended December 31, 2002, 2003 and 2004 amounted to US$ 972,000, US$ 358,000 and US$  90,000 respectively.

3.

Following is a summary of the status of the option plans as of December 31, 2002, 2003, 2004 and changes during the years ended on those dates, and as of June 30, 2004 and 2005 and changes during the six month periods ended on those dates:

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Year ended December 31,	2002		2003		2004
Balance outstanding at beginning of year	300,740	NIS 1	300,740	NIS 1	214,920	NIS 1
Exercised	—	—	(85,820)	NIS 1	(17,953)	NIS 1
Expired(*)	—	—	—	—	(16,932)	NIS 1
Balance outstanding at end of year	300,740	NIS 1	214,920	NIS 1	180,035	NIS 1
Balance exercisable at end of year	236,873	NIS 1	201,975	NIS 1	180,035	NIS 1

(*)

On July 18, 2005, the relevant institutions of the Company, as required under the Israeli Companies Law, approved the issuance of fully vested options to replace those options that expired, at a per-share exercise price of NIS  1. The options shall be exercisable for one year.

The total benefit deriving from this issuance is US$ 230,000 and will be reflected in the income statement in the 3rd quarter of 2005.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 14 — SHAREHOLDERS' EQUITY (cont.)

B.

Stock option plans of the Company (cont.)

	Number	Weighted average exercise price	Number	Weighted average exercise price
Six month period ended June 30, (unaudited)	2004		2005
Balance outstanding at beginning of year	214,920	NIS 1	180,035	NIS 1
Exercised	(17,953)	NIS 1	(60,485)	NIS 1
Balance outstanding at end of period	196,967	NIS 1	119,550	NIS 1
Balance exercisable at end of period	184,022	NIS 1	119,550	NIS 1

The following table summarizes information about options outstanding at June 30, 2005:

	Options outstanding
Exercise price	Number outstanding at December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
NIS 1	180,035	1.5	NIS 1	180,035	NIS 1

4.

During February 2000, in return for services rendered in connection with a transaction with a foreign company, the foreign company was offered 50,000 non-negotiable option warrants, exercisable into 150,000 ordinary shares of the Company, par value NIS  0.33 each, at a price of NIS 61.1 per share (US$ 13.36). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than May 7, 2005. As of the balance sheet date, no options were exercised and the options expired.

The fair value of these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 10%, dividend yield of 0%, volatility factors of the expected market price of the Company's ordinary shares of 30%, and contractual life of the options of 2 years. The Company recorded deferred issuance costs in an amount of US$  440,000, which were amortized over the life of the capital notes.

5.

During December 2000, in return for services rendered in connection with a transaction with a foreign company, the foreign company was offered 11,111 non-negotiable option warrants, exercisable into 33,333 ordinary shares of the Company, par value NIS 0.33 each, at a price of NIS 51.85 per share (US$ 11.34). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than December 31, 2005. As of December, 31 2004, no options under the transaction were exercised.

The fair value of these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 10%, dividend yield of 0%, volatility factors of the expected market price of the Company's ordinary shares of 30%, and contractual life of the options of 3.5 years. The Company recorded deferred issuance costs in an amount of US$  162,000, which were amortized over the life of the capital notes.

6.

The rights to the shares issued upon exercise of the options will be identical to those of the ordinary shares of the company.

C.

Stock option plans of Telematics Wireless

1.

Telematics Wireless, a subsidiary of the Company, approved several employee stock option plans (the "Subsidiary Plans") for the grant to its employees, without consideration, of options exercisable into ordinary shares of Telematics Wireless and for a grant of restricted shares (options with no exercise price) to three senior executives of Telematics Wireless.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 14 — SHAREHOLDERS' EQUITY (cont.)

C.

Stock option plans of Telematics Wireless (cont.)

1.  (cont.)

The vesting period of such options and restricted stock of Telematics Wireless is generally 3-4 years (33% after the first two years, 33% after three years and 33% after four years) from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of Telematics Wireless. The exercise period of the options granted is mainly five years from the date of grant.

Compensation expenses attributable to the "subsidiary plans" for the years ended December 31, 2002, 2003 and 2004 amounted to US$ 239,000, US$ 63,000 and US$ 19,000 respectively.

2.

During 2002, after the restricted shares granted to the senior executives of Telematics Wireless became fully vested, the Company purchased the subsidiary shares held by the senior executives. Company shares with an aggregate value of US$ 1.3 million were issued as the consideration for the acquisition (the actual issuance took place in February 2003).

D.

Retained earning

1.

In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company's shares acquired by subsidiaries of the Company (that are presented as a separate item in the statement of changes in shareholders' equity) must be deducted from the amount of retained earnings.

2.

On January 2004, the board of directors of the Company approved its dividend distribution policy whereby the Company would distribute annually 25% of its net income on the basis of the results of the Company each year, on condition that such distribution would not prevent the Company from meeting its existing and future commitments when they come due.

3.

Dividends are declared and paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of conversion.

4.

In April 2005, the Company distributed a dividend of approximately US$ 2.6 million (NIS 11.8 million), on the basis of the results of the Company for the year ended December 31, 2004.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTE 15 — FINANCING EXPENSES, NET

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Interest expenses in respect of long-term loans	342	399	531	189	237
Short-term interest expenses	1,196	678	705	209	17
Losses (gains) from derivative financial instruments	633	2,300	693	136	(90)
Amortization of deferred charges and accretion of interest in respect of capital note	510	89	—	—	—
Exchange differences and others, net	3,358	(2,850)	130	857	(123)
	6,039	616	2,059	1,391	41

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 16 — TAXES ON INCOME

A.

Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Income taxes (tax benefit):
Current taxes:
In Israel	471	1,360	2,892	2,248	1,124
Outside Israel	—	133	274	142	1,189
	471	1,493	3,166	2,390	2,313
Deferred taxes:
In Israel	(177)	895	30	9	81
Outside Israel	(3,199)	1,298	1,153	21	115
	(3,376)	2,193	1,183	30	196
Taxes in respect of prior years:
In Israel	(50)	(269)	74	—	(376)
	(2,955)	3,417	4,423	2,420	2,133

B.

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustment Law")

The Company and its Israeli subsidiaries report income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income is measured in NIS, adjusted for changes in the Israeli Consumer Price Index.

C.

The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

A certain Israeli subsidiary of the Company has been granted "Approved Enterprise" status according to the Investment Law, under several different investment programs. The subsidiary is entitled to tax benefits deriving from the execution of programs for investments in assets, in accordance with the certificates of approval granted in respect of these investment programs.

Taxable income derived from the "Approved Enterprise" is tax exempt for a period of two to four years commencing in the first year in which the subsidiary earns taxable income from the approved enterprise and is liable to a reduced corporate tax rate of up to 25% for an additional period of three to five years (up to a total of seven years for each investment program). The benefit period for each of the programs is limited to the earlier of twelve years from the year that the investment plan was implemented, or fourteen years from the year in which the approval was granted.

In the event of distribution of cash dividends out of income which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 16 — TAXES ON INCOME (cont.)

C.

The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") (cont.)

The entitlement to the above benefits is conditional upon the subsidiary fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest. Management of the subsidiary believes that the subsidiary was in compliance with the abovementioned conditions through June  30, 2005.

D.

Reduction in corporate tax rates

On June 29, 2004, the Israeli Parliament passed Amendment to the Income Tax Ordinance (No. 140 and Temporary Order) – 2004, gradually reducing the tax rate applicable to the Company, commencing on January 1, 2004, from 35% in 2004 to 30% in 2007.

The implementation of the Amendment did not have a material effect on the financial position or results of operations of the Company for the year ended December 31, 2004.

During August 2005, the Israeli Parliament passed another Amendment to the Income Tax Ordinance (No. 147 and Temporary Order) – 2005, gradually reducing the tax rate applicable to the Company, commencing on January 1, 2006, from 31% in 2006 to 25% in 2010.

The implementation of the Amendment, which will affect the financial statements of the Company for the third quarter of fiscal 2005, is not expected to have a material effect on the financial position or results of operations of the Company for that period.

E.

Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

F.

Tax assessments

The Company has received final tax assessments through the 2002 tax year. Two Israeli subsidiaries have received final tax assessments through the 2000 and 2002 tax years, respectively. The other subsidiaries have not been assessed since incorporation.

G.

Carryforward tax losses

Carryforward tax losses of an Israeli subsidiary as of December 31, 2004 amount to US$ 261,000.

Carryforward tax losses in Israel may be utilized indefinitely.

The Company's non-Israeli subsidiaries in Brazil and the United States have available estimated carryforward tax losses of approximately US$ 5.1 million and US$ 9.6 million, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 16 — TAXES ON INCOME (cont.)

H.

The following is a reconciliation between the theoretical tax on pre-tax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Pretax income	(2,288)	9,670	16,204	7,479	9,365
Tax rate	36%	36%	35%	35%	34%
Tax computed at the ordinary tax rate	(824)	3,481	5,671	2,618	3,184
Non-deductible expenses	290	226	266	137	92
Provision for decline in value of an investment	190	—	—	—	—
Tax in respect of approved enterprises and translation differences	(191)	508	(1,045)	(461)	(744)
Losses in respect of which no deferred taxes were generated	1,106	272	192	119	96
Utilization of losses of prior years in respect of which no deferred taxes were generated	(1,508)	(1,155)	(1,423)	(545)	(1,228)
Deductible financial expenses recorded to additional paid-in capital	(1,767)	(194)	(156)	(93)	969
Taxes in respect of prior years	(50)	(269)	74	—	(376)
Taxes in respect of withholding at the source from royalties	—	—	697	549	—
Tax exempt income	(355)	—	—	—	—
Others	154	548	147	96	140
	(2,955)	3,417	4,423	2,420	2,133

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 16 — TAXES ON INCOME (cont.)

I.

Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,		Six month period ended June 30,
(in thousands)	2003	2004	2004	2005
			(unaudited)
Deferred taxes included in other current assets and other current liabilities, in respect of:
Provision for employee-related obligations	133	44	49	70
Carryforward tax losses	121	41	485	25
Other timing differences	(249)	68	(45)	177
	5	153	489	272
Valuation allowance	—	—	—	—
	5	153	489	272
Long-term deferred taxes included in long-term investments and other receivables:
Provision for employee related obligations	331	468	446	482
Carryforward tax losses	8,573	6,647	6,912	6,644
Other timing differences	129	176	147	(321)
	9,033	7,291	7,505	6,805
Valuation allowance	(2,793)	(1,784)	(1,777)	(1,363)
	6,240	5,507	5,728	5,442

J.

Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
The Company and its Israeli subsidiaries	10,370	5,204	12,323	6,734	6,940
Non-Israeli subsidiaries	(12,658)	4,466	3,881	745	2,428
	(2,288)	9,670	16,204	7,479	9,368

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 17 — EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2002, 2003, 2004 and for the six month periods ended June 30, 2004 and 2005, are as follows:

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Net income used for the computation of basic earnings per share	869	5,845	11,219	4,877	7,085
Interest expense on capital notes(*)	—	34	—	—	—
The effect of inclusion of the earning of subsidiary based on its diluted earning per share, net	—	(13)	(122)	(56)	(105)
Net income used for the computation diluted earning per share	869	5,866	11,097	4,821	6,980

	Number of shares
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Weighted average number of shares used in the computation of basic income per share	17,634	18,273	18,585	18,577	18,614
Add:
Additional shares from the assumed exercise of employee stock options, net	630	804	598	602	517
Weighted average number of additional shares issued upon the assumed conversion of capital notes(*)	—	9	9	9	9
Weighted average number of shares used in the computation of diluted income per share(**)	18,264	19,086	19,192	19,188	19,140

(*)

The effect of the inclusion of the capital notes for the year 2002 is anti-dilutive.

(**)

The effect of the inclusion of the option warrants for all of the reported periods is anti-dilutive.

NOTE 18 — RELATED PARTIES

A.

During 2002, a lease agreement was signed between a subsidiary and a related party. The lease period expires on November 30, 2006.

The expected annual lease payments are US$ 180,000.

B.

The Tzivtit Insurance Ltd. ("Tzivtit Insurance"), owned by directors of the Company, serves as the Company's insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 18 — RELATED PARTIES (cont.)

C.

In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly owned and controlled company belonging to Mr.  Izzy Sheratzky, Chairman of the Company's Board of Directors. The agreement includes, among other things, the cost of Mr. Izzy Sheratsky's monthly employment in an amount of NIS 74,000 (US$ 16,177) (linked to the Israeli CPI), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180-day advance notice of its intention to terminate the agreement.

D.

In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

E.

In March 1998, an agreement was approved with an interested party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS  4,000 (US$ 875), linked to the Israeli Consumer Price Index in respect of January 1998. In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 3,279) a month, linked to the Israeli Consumer Price Index.

NOTE 19 — SEGMENT REPORTING

A.

General information:

The operations of the Company are conducted through two different core activities: Location-Based Services and Wireless Communications Products. These activities also represent the reportable segments of the Company.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Commencing in 1999 and ending in March 2005, the Company, through its subsidiary, Ituran Cellular Communications Ltd., was engaged in the installation of hands-free equipment in cars, and the sale of cellular lines and equipment under an exclusivity agreement with Partner Communications Co. Ltd. In view of the fact that, as of April 1, 2005, this activity is no longer material, it ceased being a reportable segment and is presented below as "Other".

Location-based services:

The location-based services segment consists predominantly of regionally-based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

The Company provides location-based services in Israel, Brazil, Argentina and the United States.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 19 — SEGMENT REPORTING (cont.)

A.

General information: (cont.)

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, automated meter reading and automatic vehicle identification. The Company sells products to customers in Israel, Argentina, Brazil and the United States.

B.

Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location- based services	Wireless communications products	Other	Total
Year ended December 31, 2002
Revenues	24,053	17,782	7,856	49,691
Operating income	3,474	20	785	4,279
Assets	2,285	15,491	5,159	22,935
Goodwill	777	347	289	1,413
Expenditures for assets	570	266	118	954
Depreciation and amortization	459	310	217	986
Year ended December 31, 2003
Revenues	32,088	23,527	8,456	64,071
Operating income (loss)	9,927	(566)	925	10,286
Assets	2,816	11,371	5,064	19,251
Goodwill	762	376	313	1,451
Expenditures for assets	301	90	154	545
Depreciation and amortization	489	341	357	1,187
Year ended December 31, 2004
Revenues	36,549	33,461	7,916	77,926
Operating income	11,025	6,045	1,193	18,263
Assets	3,636	18,878	4,719	27,233
Goodwill	1,472	1,072	318	2,862
Expenditures for assets	1,277	1,113	9	2,399
Depreciation and amortization	569	345	185	1,099

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 19 — SEGMENT REPORTING (cont.)

B.

Information about reported segment profit or loss and assets: (cont.)

	US dollars
(in thousands)	Location- based services	Wireless communications products	Other	Total
	(unaudited)
Six month period ended June 30, 2004 (unaudited)
Revenues	17,857	14,432	3,790	36,079
Operating income	5,632	2,605	633	8,870
Assets	2,781	16,172	4,871	23,824
Goodwill	755	366	305	1,426
Expenditures for assets	245	79	9	333
Depreciation and amortization	228	110	88	426
Six month period ended June 30, 2005 (unaudited)
Revenues	20,565	20,958	2,162	43,685
Operating income	6,060	3,023	326	9,409
Assets	5,099	23,490	927	29,516
Goodwill	1,611	1,009	300	2,920
Expenditures for assets	840	398	—	1,238
Depreciation and amortization	292	146	45	483

C.

Information about reported segment profit or loss and assets:

–

The evaluation of performance is based on income from operations of each of the reportable segments.

–

Accounting policies of the segments are the same as those described in the accounting policies applied in the financial statements.

–

Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

–

Financing expenses, net, other expenses, net, taxes on income, minority interests and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 19 — SEGMENT REPORTING (cont.)

D.

Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise's consolidated totals:

	US dollars
	Year ended December 31,			Six month period ended June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Total revenues of reportable segment and consolidated revenues	49,691	64,071	77,926	36,079	43,685
Operating income
Total operating income for reportable segments	4,279	10,286	18,263	8,870	9,409
Unallocated amounts:
Financing expenses, net	6,039	616	2,059	1,391	41
Other expenses, net	528	—	—	—	—
Consolidated income before income taxes and extraordinary items	(2,288)	9,670	16,204	7,479	9,368
Assets
Total assets for reportable segments	24,348	20,702	30,095	25,250	32,436
Other unallocated amounts:
Current assets	13,705	16,871	14,174	15,763	16,326
Investments in affiliated companies	1,353	1,189	870	1,000	975
Property and equipment, net	5,866	7,183	6,613	6,897	6,308
Other assets	4,526	3,868	3,305	3,611	3,323
Other unallocated amounts	4,615	4,918	3,966	3,583	3,683
Consolidated total assets (at period end)	54,413	54,731	59,023	56,104	63,051
Other significant items
Total expenditures for assets of reportable segments	954	545	2,399	333	1,238
Unallocated amounts	2,134	1,698	1,371	727	558
Consolidated total expenditures for assets	3,088	2,243	3,770	1,060	1,796
Total depreciation and amortization for reportable segments	986	1,187	1,099	426	483
Unallocated amounts	2,914	2,295	2,437	1,201	1,329
Consolidated total depreciation and amortization	3,900	3,482	3,536	1,627	1,812

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 19 — SEGMENT REPORTING (cont.)

E.

Geographic information

	Revenues
	December 31,			June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Israel	38,279	43,843	47,714	22,719	21,144
United States	3,486	7,720	11,148	6,071	6,049
Brazil	7,568	7,740	13,004	5,230	9,569
Argentina	358	4,768	5,357	2,059	4,345
Other	—	—	703	—	2,578
Total	49,691	64,071	77,926	36,079	43,685

	Property and equipment, net
	December 31,			June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Israel	3,814	3,286	3,452	3,158	3,369
United States	1,560	1,251	1,014	1,179	856
Brazil	2,411	1,871	1,866	1,499	2,437
Argentina	841	3,019	2,872	3,100	2,841
Total	8,626	9,427	9,204	8,936	9,503

–

Revenues were attributed to countries based on customer location.

–

Property and equipment were classified based on major geographic areas in which the Company operates.

F.

Major customers

During 2004, sales to a single customer amounted to 10.2% of the total revenues. Apart from this customer, there were no sales exceeding 10% of total revenues in all periods presented.

NOTE 20 — FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.

Concentrations of credit risks

Most of the Group's cash and cash equivalents and short-term investments as of December 31, 2002, 2003, 2004 and as of June 30, 2004 and 2005,were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group's sales are made in Israel, South America and the United States, to a large number of customers. Accordingly, the Group's trade receivables do not represent a substantial concentration of credit risk.

One of the subsidiaries of the Company performs under long-term contracts with several unrelated parties. At the time of initiation, the subsidiary checks the credit worthiness of the party to each contract, but generally does not require collateral. However, in certain circumstances, the Company may require a letter of credit, other collateral, or additional guarantees of advance payment.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 20 — FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.

Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, accounts receivable and accounts payable) approximates their carrying value, due to the short-term maturity of such instruments. The fair value of the long-term deposit, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair values of derivatives are: assets of US$ 770,000 and liabilities of US$ 1.8 million at December 31, 2003, and liabilities of US$ 1.4 million at December 31, 2004. The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates.

As the counterparties to the derivatives transactions are Israeli banks, the Company considers the inherent credit risks remote.

The following table summarizes changes in other comprehensive income (loss) related to derivatives that are classified as cash flow hedges held by the Company during the period from January 1, 2002 through December 31, 2004:

	US dollars
	December 31,			June 30,
(in thousands)	2002	2003	2004	2004	2005
				(unaudited)
Balance at beginning of year	—	278	644	644	—
Changes in fair value of derivatives	435	1,007	—	438	—
Reclassification into earnings from other comprehensive income	—	(435)	(1,007)	(1,007)	—
Net of tax effect	(157)	(206)	363	210	—
Balance at end of year	278	644	—	285	—

C.

Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency.

The Company has entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly from subscription fees to be received), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. The Company has certain involvement with derivative financial instruments for trading purposes.

As described in Note 19B, certain transactions were designated and accounted as hedging instruments under FAS No. 133. Other transactions do not qualify as hedging instruments (or have not been designated as such).

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (cont.)

(Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

NOTE 20 — FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.

Foreign exchange risk management (cont.)

The nominal amounts of foreign currency derivatives as of December 31, 2003, 2004 and as of June 30, 2005, are as follows:

	US dollars
	December 31,		June 30,
(In thousands)	2003	2004	2005
			(unaudited)
Forward transactions – for the exchange of:
US dollars into NIS	6,500	—	—
Yen into US dollars	3,500	—	—
Euros into US dollars	25,271	—	—
US dollars into Euros	—	2,728	—
Yen into Euros	—	27,283	—

Report of Independent Public Accounting Firm
To the Shareholders of
ITURAN CELLULAR COMMUNICATION LTD.

We have audited the accompanying consolidated balance sheets of Ituran Cellular Communication Ltd. and its subsidiary ("the company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2003 and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1A to the consolidated financial statements, the Company will terminate its communication agreement with Parmer Communication Ltd. On March 31, 2005.

Ziv Haft /s/ Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

Tel-Aviv, Israel
May 29, 2005